    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997


                                                      REGISTRATION NO. 333-30701
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             J.D. EDWARDS & COMPANY
             (Exact name of registrant as specified in its charter)

            DELAWARE                           7372                          84-0728700
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)


                              7601 TECHNOLOGY WAY

                             DENVER, COLORADO 80237
                                 (303) 334-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                           RICHARD G. SNOW, JR., ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            J. D. EDWARDS & COMPANY

                              7601 TECHNOLOGY WAY

                             DENVER, COLORADO 80237
                                 (303) 334-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------


                                   Copies to:



            HERBERT P. FOCKLER, ESQ.                      ROBERT V. GUNDERSON, JR., ESQ.
        WILSON SONSINI GOODRICH & ROSATI                      JAY K. HACHIGIAN, ESQ.
            PROFESSIONAL CORPORATION                           BRIAN K. BEARD, ESQ.
               650 PAGE MILL ROAD                      GUNDERSON DETTMER STOUGH VILLENEUVE
          PALO ALTO, CALIFORNIA 94304                       FRANKLIN & HACHIGIAN, LLP
                 (650) 493-9300                               155 CONSTITUTION DRIVE
                                                           MENLO PARK, CALIFORNIA 94025
                                                                  (650) 321-2400



                             ---------------------

          Approximate date of commencement of proposed sale to public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


                        CALCULATION OF REGISTRATION FEE



======================================================================================================================
                                                            PROPOSED              PROPOSED
                                     NUMBER OF              MAXIMUM               MAXIMUM              AMOUNT OF
    TITLE OF EACH CLASS OF          SHARES TO BE         OFFERING PRICE          AGGREGATE            REGISTRATION
 SECURITIES TO BE REGISTERED       REGISTERED(1)          PER SHARE(2)       OFFERING PRICE(2)           FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common stock, par value
  $0.001 per share............       17,825,000              $17.00             $303,025,000            $91,826
======================================================================================================================



(1) Includes 2,325,000 shares that are being registered in connection with an over-allotment option granted to the U.S. Underwriters.



(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act.



(3) Of the $91,826 registration fee, $90,910 has already been paid.


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: (i) one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and (ii) the other to be used in connection with a concurrent offering outside of the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical in all respects except for the front cover page of the International Prospectus, which is included herein after the final page of the U.S. Prospectus and is labeled "Alternate Page for International Prospectus." Final forms of each of the Prospectuses will be filed with the Securities and Exchange Commission under Rule 424(b).

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PROSPECTUS (Subject to Completion)

Issued August 26, 1997



                               15,500,000 Shares


                                      LOGO

                                  COMMON STOCK
                             ---------------------


 OF THE 15,500,000 SHARES OF COMMON STOCK OFFERED HEREBY, 12,400,000 SHARES ARE
      BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS, AND 3,100,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE
UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS."
 OF THE 15,500,000 SHARES OF COMMON STOCK OFFERED HEREBY, 12,500,000 SHARES ARE
  BEING SOLD BY THE COMPANY AND 3,000,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT
RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF
 THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $15 AND $17 PER SHARE. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE SHARES OF COMMON STOCK OFFERED HEREBY HAVE BEEN APPROVED FOR QUOTATION ON
THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "JDEC" SUBJECT TO OFFICIAL NOTICE OF
                                   ISSUANCE.


                             ---------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 4 HEREOF.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                              PRICE $     A SHARE
                             ---------------------

                                         UNDERWRITING                          PROCEEDS TO
                         PRICE TO       DISCOUNTS AND       PROCEEDS TO          SELLING
                          PUBLIC        COMMISSIONS(1)       COMPANY(2)        STOCKHOLDERS
                         --------       --------------      -----------        ------------
Per Share.............    $               $                  $                  $
Total(3)..............  $               $                  $                  $

---------------

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


  (2) Before deducting expenses payable by the Company estimated at $1,400,000.



  (3) The Company and certain of the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an aggregate of 2,325,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling
      Stockholders will be $        , $        , $        and $        ,
      respectively. See "Underwriters."


                             ---------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or
about             , 1997, at the office of Morgan Stanley & Co. Incorporated,
New York, N.Y., against payment therefor in immediately available funds.
                             ---------------------

MORGAN STANLEY DEAN WITTER

              DEUTSCHE MORGAN GRENFELL
                             ROBERTSON, STEPHENS & COMPANY
            , 1997

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------


     UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary.....................       3
Risk Factors...........................       4
The Company............................      16
Use of Proceeds........................      17
Dividend Policy........................      17
Capitalization.........................      18
Dilution...............................      19
Selected Consolidated Financial Data...      20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      21
Business...............................      31
Management.............................      48
Certain Transactions...................      57



                                          PAGE
                                          ----

Principal and Selling Stockholders.....      59
Description of Capital Stock...........      61
Shares Eligible for Future Sale........      63
Certain United States Federal Income
  Tax Considerations for Non-U.S.
  Holders of Common Stock..............      65
Underwriters...........................      67
Legal Matters..........................      70
Experts................................      70
Change in Accountants..................      70
Additional Information.................      71
Index to Consolidated Financial
  Statements...........................     F-1


                            ------------------------

     J.D. Edwards & Company, J.D. Edwards and WorldVision are registered trademarks of the Company. WorldSoftware, OneWorld, Genesis and Configurable Network Computing are trademarks of the Company. All other trade names and trademarks referred to in this Prospectus are the property of their respective owners.
                            ------------------------


     Unless the context otherwise requires, the "Company" or "J.D. Edwards" refers to J.D. Edwards & Company and its consolidated subsidiaries. Except as otherwise noted herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                         [GATE FOLD -- SEE APPENDIX A]

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

       J.D. Edwards develops, markets and supports highly functional Enterprise Resource Planning software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. Through its Configurable Network Computing architecture, the Company's ERP software is specifically designed to enable customers to change technology and/or business practices while minimizing costs and business interruptions. The Company provides implementation, training and support services designed to enable customers to rapidly achieve the benefits of the Company's ERP solutions. The Company has developed and marketed ERP solutions for over 20 years, principally for operation on AS/400 and other IBM mid-range systems and, more recently, on leading UNIX and Windows NT servers through Windows- and Internet browser-enabled desktop clients.

       The Company's family of application suites is designed to improve most organizations' core business processes. In addition, the Company extends its application suites to address certain vertical markets with specific configurations, templates and additional software features designed to meet these industries' needs. The Company offers two versions of its application suites -- WorldSoftware and OneWorld. WorldSoftware operates in a host-centric environment on the AS/400 platform. OneWorld incorporates the Company's CNC architecture and operates on leading UNIX and NT servers, as well as the AS/400 platform. The Company believes its network-centric CNC architecture provides a valuable extension beyond traditional client/server architectures by masking complexity, lowering cost of change and facilitating greater scalability. In addition, WorldSoftware and OneWorld are capable of operating together in a unified enterprise-wide environment. The Company also provides WorldSoftware and OneWorld toolsets to enable rapid implementation, customization and modification of its application suites.


       The Company distributes, implements and supports its products worldwide through 46 offices and 166 third-party business partners. To date, the Company has more than 4,000 customers with sites in over 90 countries including Amgen, Inc., E&J Gallo Winery, Harley Davidson Europe Ltd., Lexmark International, Inc., Mobil Corporation, Samsonite Corporation and SmithKline Beecham plc.


                                  THE OFFERING


U.S. offering...........................................  12,400,000 shares
International offering..................................  3,100,000 shares
        Total...........................................  15,500,000shares (including 12,500,000 shares by the Company and 3,000,000 shares by the Selling Stockholders)
Common Stock to be outstanding after the offering.......  91,684,910 shares(1)
Use of proceeds.........................................  For general corporate purposes, including working capital.
                                                          See "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  JDEC


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                TEN MONTHS                                                 NINE MONTHS ENDED
                                                   ENDED               YEAR ENDED OCTOBER 31,                  JULY 31,
                                                OCTOBER 31,   -----------------------------------------   -------------------
                                                  1992(2)       1993       1994       1995       1996       1996       1997
                                                -----------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenue................................    $119,513     $196,834   $240,587   $340,766   $478,048   $323,783   $431,209
Total costs and expenses.....................     116,154      184,546    223,140    311,888    434,421    308,754    406,751
Operating income.............................       3,359       12,288     17,447     28,878     43,627     15,029     24,458
Net income (loss)............................        (267)       7,380     12,063     18,209     26,326      8,672     14,398
Earnings (loss) per common share(3)..........    $   (.00)    $    .09   $    .15   $    .22   $    .30   $    .10   $    .15
Weighted average common shares
  outstanding(3).............................      80,960       81,488     81,755     82,006     87,169     86,958     93,921



                                                                          JULY 31, 1997
                                                              -------------------------------------
                                                                            PRO       PRO FORMA AS
                                                               ACTUAL     FORMA(4)     ADJUSTED(5)
                                                              --------    --------    -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 38,649    $ 38,649      $226,049
Total assets................................................   300,939     313,355       500,755
Mandatorily redeemable shares, at redemption value..........    99,076          --        --
Stockholders' equity (deficit)..............................   (15,300)     96,192       283,592


   ---------------------


   (1) Based on the number of shares outstanding as of July 31, 1997. Excludes (i) 22,121,540 shares of Common Stock issuable upon exercise of outstanding options as of July 31, 1997, with a weighted average exercise price of $4.53 per share, and (ii) 17,137,190 shares of Common Stock reserved for issuance under the Company's stock plans as of July 31, 1997. Subsequent to July 31, 1997, the Company adopted new employee stock plans. The Company does not anticipate making future grants under stock plans that were in effect prior to July 31, 1997. As a result, as of the date of this offering, there will be 12,000,000 shares of Common Stock reserved for future issuance under all new employee stock plans. See "Management -- Employee Benefit Plans" and
       Note 7 of Notes to Consolidated Financial Statements.


   (2) In 1992, the Company changed its fiscal year end from December 31 to October 31. The consolidated statement of operations data for the period ended October 31, 1992 reflects 10 months of operating activity as compared with 12 months for all other fiscal year periods.

   (3) See Note 1 of Notes to Consolidated Financial Statements for a discussion of the computation of earnings (loss) per common share and weighted average common shares outstanding.


   (4) Reflects the elimination of the mandatory redemption feature of the mandatorily redeemable shares and the income tax benefits resulting from the lapse of restrictions on certain shares of the Company's outstanding Common Stock, both of which will occur automatically upon the closing of this offering. See "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements.



   (5) Pro forma as adjusted to reflect the receipt by the Company of the estimated net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Capitalization" and "Use of Proceeds."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Variability of Quarterly Operating Results; Seasonality. The Company's quarterly operating results have fluctuated significantly in the past, and will likely continue to fluctuate in the future, as a result of a number of factors, many of which are outside the Company's control. These factors include the demand for the Company's software products and services; the size and timing of specific sales; the level of product and price competition that the Company encounters; the length of sales cycles; the timing of new product introductions and product enhancements by the Company or its competitors; market acceptance of new products; changes in pricing policies by the Company or its competitors; the Company's ability to hire sales and consulting personnel to meet the demand, if any, for implementations of the OneWorld version of its application suites; the Company's ability to establish and maintain relationships with third-party implementation providers; the Company's ability to establish and maintain relationships with hardware and software suppliers; the announcement of new hardware platforms that cause delay of customer purchases; variations in the length of the implementation process for the Company's software products; the Company's ability to complete fixed-price consulting contracts on budget; the mix of products and services sold; the mix of distribution channels through which products are sold; the mix of international and domestic revenue; changes in the Company's sales incentives; changes in the renewal rate of support agreements; product life cycles; software defects and other product quality problems; seasonality of technology purchases; personnel changes; changes in the Company's strategy; the activities of competitors; the extent of industry consolidation; expansion of the Company's international operations; general domestic and international economic and political conditions; and budgeting cycles of the Company's customers. The timing of large individual sales has been difficult for the Company to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those anticipated by the Company. There can be no assurance that the loss or deferral of one or more significant sales would not have a material adverse effect on the Company's quarterly operating results.


     The Company's software products are typically shipped when orders are received, and consequently, license backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenue. As a result, license fee revenue in any quarter is difficult to forecast because it is substantially dependent on orders booked and shipped in that quarter. Moreover, the Company typically recognizes a substantial amount of its revenue in the last month of the quarter, frequently in the last week or even days of the quarter. Since the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term, any shortfall from anticipated revenue or any delay in the recognition of revenue could result in significant variations in operating results from quarter to quarter. Quarterly license fee revenue is also difficult to forecast because the Company's sales cycles, from initial evaluation to delivery of software, vary substantially from customer to customer. If revenue falls below the Company's expectations in a particular quarter, the Company's operating results could be materially adversely affected. See "-- Lengthy Sales Cycle."


     The Company has experienced, and is expected to continue to experience, a high degree of seasonality, with a disproportionately greater amount of the Company's revenue for any fiscal year being recognized in its fourth fiscal quarter and an even greater proportion of net income being recognized in such quarter. For example, in fiscal 1996, 32% of total revenue, 39% of license fee revenue, 28% of service revenue and 67% of net income were recognized in the fourth fiscal quarter. In addition, because the Company's operating expenses are relatively fixed in the near term, the Company's operating margins have historically been significantly higher in its fourth fiscal quarter than in its other quarters. The Company believes that such seasonality is primarily the result of the efforts of the Company's direct sales force to meet or exceed fiscal year-end sales quotas and the tendency of certain customers to finalize sales contracts at or near the Company's fiscal year end. Because revenue, operating margins and net income are greater in the fourth quarter, any shortfall from anticipated revenue, particularly license fee revenue, in the fourth quarter would have a disproportionately large adverse effect on the Company's operating results for the fiscal year. In addition, the Company's total revenue, license fee revenue, service revenue and net income in its first fiscal quarter have historically been lower than those in the immediately preceding fourth quarter. For example, total revenue, license fee revenue, service revenue and net income in the first quarter of fiscal 1997 decreased 20%, 41%, 3% and 87%, respectively, from the fourth quarter of fiscal 1996. The Company's first quarter revenue has historically slowed during the holiday season in November and December.


     Based on all of the foregoing, the Company believes that future revenue, expenses and operating results are likely to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, the Company believes it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail, or are perceived to prevail, with respect to the Company's business or generally, the market price of the Company's Common Stock would likely be materially adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Limited Deployment of OneWorld Version; Entering New Markets. The Company first shipped the OneWorld version of its application suites in late calendar 1996. The Company's future revenue growth is substantially dependent upon the market acceptance of these OneWorld application suites and the ability of the Company to license OneWorld application suites to new customers who are not currently users of the Company's WorldSoftware. The Company does not expect to generate substantial OneWorld license fee revenue from its existing installed base of WorldSoftware users. The Company expects that it will take a longer time to implement the OneWorld version of its application suites than it takes to implement the WorldSoftware version, which typically takes six to 18 months. To date, only a limited number of the Company's customers have licensed the OneWorld version of its application suites, and, due to the lengthy implementation process, only a few have completed implementation of some or all of the licensed OneWorld applications suites. Potential and existing customers may find it difficult, or be unable, to successfully implement OneWorld application suites, or may not purchase OneWorld application suites for a number of reasons, including a lack of implementation experience by the Company or its third-party implementation providers in complex multi-platform environments; a customer's lack of the necessary hardware, software or networking infrastructure; an absence of required functionality in OneWorld application suites; excessive time and cost of implementation; the failure of the OneWorld version to be competitive with other products on the market; defects or "bugs" in OneWorld application suites; and a failure to meet customer expectations. In addition, because the Company is using OneWorld application suites to target potential customers in new markets, the Company must overcome certain significant obstacles, including new competitors who have significantly more experience and name recognition with open systems customers, implementations and platforms; the Company's limited relationships with third-party implementation providers; the limited experience of the Company's sales and consulting personnel in the open systems environment; and the Company's limited existing reference accounts in the open systems market. If, for any reason, the Company is unable to successfully sell or implement OneWorld in the UNIX or Windows NT ("NT") markets, the Company's reputation would be damaged, and such failure would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, if the Company fails to meet the expectations of market analysts or investors with regard to sales or implementations of OneWorld application suites, the market price of the Company's Common Stock would likely be materially adversely affected.



     Dependence on IBM AS/400 Platform. Although the Company has recently released the OneWorld version of its application suites to run on leading UNIX and NT servers, the Company is and, for an extended period, expects to remain substantially dependent upon the market for software products for the IBM AS/400 platform. All of the Company's revenue in fiscal 1994, 1995 and 1996 and substantially all of the Company's revenue for the first nine months of fiscal 1997 was derived from its software products and related services for the AS/400 market. The market for the AS/400 platform is expected to grow at a minimal rate; however, there can be no assurance that the AS/400 market will grow at all in the future. Similarly, there can be no assurance that AS/400 customers or prospective customers will respond favorably to the Company's future or enhanced software products or that the Company will continue to be successful in selling its software products or services in the AS/400 market. The Company's future growth will depend in part on its ability to gain market share in the AS/400 market; however, there can be no assurance that the Company will be able to achieve any such market share gains or maintain its current market share. Moreover, the Company's goal of gaining market share in the AS/400 market will be more difficult to achieve since the Company is also focusing on the UNIX and NT markets. See "-- Management of Growth; Need for Additional Qualified Personnel." If the Company's AS/400 installed customer base erodes, resulting in a decline in recurring support and other service revenue, the Company's business, operating results and financial condition will be materially adversely affected.


     Competition. The market for Enterprise Resource Planning ("ERP") software solutions is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are designed and marketed for the AS/400 market and, more recently, for leading UNIX and NT servers. The Company's primary competition comes from a large number of independent software vendors including: (i) companies offering products that run on the AS/400 platform and other mid-range computers, including System Software Associates, Inc., Marcam Corporation, Infinium Software, Inc. (formerly Software 2000) and JBA Holdings plc; (ii) companies offering products that run on UNIX or NT servers in a client/server environment, such as SAP Aktiengesellschaft ("SAP"), Baan Company N.V. ("Baan"), PeopleSoft, Inc. ("PeopleSoft") and Oracle Corporation ("Oracle"); and (iii) companies offering either standard or fully customized products that run on mainframe computer systems, such as SAP. Additionally, the Company faces indirect competition from suppliers of custom-developed business application software that focus mainly on proprietary mainframe and mid-range computer-based systems, such as systems consulting groups of major accounting firms, and from IT departments of potential customers that develop systems internally. The Company's competitors currently offer products that run on the AS/400 platform and/or UNIX and NT servers or have announced their intent to introduce such products in the near future. As a result, the Company will experience increased competition. There can be no assurance that the Company will be able to successfully compete with new or existing competitors or that such competition will not have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Competition."


     Many of the Company's competitors, and SAP and Oracle in particular, have significantly greater financial, technical, marketing and other resources than the Company, as well as wider name recognition and larger installed customer bases. Moreover, the Company has traditionally competed only in the AS/400 market, which primarily consists of mid-sized organizations, and has only recently entered the UNIX and NT markets. In contrast, each of SAP, Baan, PeopleSoft and Oracle has significantly more experience with UNIX and NT implementations and platforms, name recognition with potential UNIX and NT customers, and reference accounts with UNIX and NT customers. Accordingly, such competitors have significantly more customers in the UNIX and NT markets to use as references when competing against the Company. Additionally, several of the Company's competitors have well-established relationships with current and potential customers of the Company. These relationships may prevent the Company from competing effectively in divisions or subsidiaries of such customers. Many of the Company's competitors, such as SAP, Baan, PeopleSoft and Oracle, also offer, or have announced their intention to offer, vertical applications targeted to mid-sized organizations, which market comprises a substantial portion of the Company's revenue. Further, several of the Company's competitors regularly and significantly discount prices on their products. If these competitors continue to discount or increase the amount or frequency of such discounts in response to increased competition or other factors, the Company may be required to similarly discount its products, which could have an adverse effect on the Company's margins. There can be no assurance that the Company will be able to compete successfully against any of these competitors.

     The Company relies, and expects to increase its reliance, on a number of third-party implementation providers and other customer support services, as well as for recommendations of its products during the evaluation stage of the purchase process. A number of the Company's competitors, including SAP, Baan, PeopleSoft, and Oracle, have significantly more well-established relationships with such providers and, as a result, such firms may be more likely to recommend competitors' products rather than the Company's products. Furthermore, there can be no assurance that these third parties, many of which have significantly greater financial, technical, marketing and other resources than the Company, will not market software products in competition with the Company in the future. If the Company is unable to maintain or increase the number and quality of its relationships with providers who recommend, implement or support ERP software, the Company's business, operating results and financial condition will be materially adversely affected.

     Lengthy Sales Cycle. The Company's software is generally used for division- or enterprise-wide, business-critical purposes and involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available enterprise software and require the Company to expend substantial time, effort and money educating them about the value of the Company's solutions. Sales of the Company's software products require an extensive sales effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographic areas, each often having specific and conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor a particular supplier or to delay or forego a purchase. As a result of these or other factors, the sales cycle for the Company's products is long, typically ranging between six and 15 months. Moreover, the Company expects that the sales cycle for the recently released OneWorld version of its application suites may be longer than that of the WorldSoftware version, at least until the Company's sales force becomes familiar with the needs of customers operating on UNIX and NT servers. As a result of the length of the sales cycle for its software products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, operating results or financial condition and cause the Company's operating results to vary significantly from quarter to quarter. See "-- Variability of Quarterly Operating Results; Seasonality."

     Lengthy Implementation Process. The Company's software products are complex and perform or directly affect business-critical functions across many different functional and geographic areas of the enterprise. Consequently, implementation of the Company's software is a complex, lengthy process that involves a significant commitment of resources by the Company's customers and that is subject to a number of significant risks over which the Company has little or no control. The Company expects that implementation of the OneWorld version of its application suites on UNIX and NT servers is likely to be more complex and require more time than implementation on the AS/400 platform. In addition, the Company's lack of experience in implementing the OneWorld version of its application suites may contribute to the length of the implementation process. Delays in the completion of implementations of any of its application suites whether by the Company or its business partners, may result in customer dissatisfaction or damage to the Company's reputation and could have a material adverse effect on the Company's business, operating results or financial condition.

     Reliance on Third Parties and Development of Certain Relationships. The Company intends to rely primarily on third-party implementation providers for the implementation of the OneWorld version of its application suites. Although the Company has historically subcontracted a portion of its implementation services to third parties, the Company has adopted a strategy in which an increasing number of OneWorld implementations will be performed by third parties that will contract directly with the Company's customers to provide such services. Executing this strategy will require that third-party implementation providers with which the Company has existing relationships allocate additional resources to OneWorld implementations and that the Company enter into new relationships with additional third-party implementation providers to provide such services. Due to the limited resources and capacities of many third-party implementation providers and the reluctance of such providers to switch partners or enter into new relationships with additional suppliers, there can be no assurance that the Company will be able to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support demand, if any, for the OneWorld version. If such resources are unavailable, the Company will be required to perform such services internally, and there can be no assurance that the Company will have sufficient resources available for such purposes. In addition, there can be no assurance that any third-party implementation provider with which the Company has, or intends to establish, such a relationship will provide the level and quality of service required to meet the needs and expectations of the Company's customers. If the Company is unable to establish and maintain effective, long-term relationships with such providers, or if such providers do not meet customer needs, the Company's business, operating results or financial condition will be materially adversely affected.

     The Company has established a number of relationships with third parties, including consulting and systems integration firms, hardware suppliers, and database, operating system and other independent software vendors, in order to enhance its sales, marketing and customer service efforts. Many of these third parties have better established relationships with one or more of the Company's competitors and may, in specific instances, select or recommend ERP software offerings of the Company's competitors rather than the Company's software. In addition, certain of these third parties, including Oracle, compete with the Company in developing and marketing ERP software applications. Competition between the Company and these third parties may cause a deterioration in or termination of such relationships, which could have a material adverse effect on the Company's business, operating results or financial condition. See
"-- Competition."


     Dependence on Service Revenue. The Company licenses software under non-cancelable license agreements and provides related services, which consist of support, training, consulting and implementation. Total revenue from license fees and services has increased from year to year. As a percentage of total revenue, service revenue has increased from 55.3% of total revenue in fiscal 1994 to 62.3% of total revenue in fiscal 1996 primarily as a result of the Company's continued emphasis on providing consulting and training services that complement its software products and increased support revenue resulting from the Company's growing installed base of customers. Furthermore, the Company has historically subcontracted a portion of its consulting and training services to third parties, and, in fiscal 1996, such subcontracted services accounted for approximately 40.0% of services revenue. However, the Company is currently pursuing a strategy of relying on third-party implementation providers to contract directly with its customers for OneWorld implementation and related services. See "Business -- Strategy" and "Business -- Implementation Services and Training." To the extent the Company is successful in implementing this strategy and the OneWorld version of the Company's application suites achieves market acceptance in future periods, revenue from subcontracted services and total service revenue as a percentage of revenue will likely decrease. If such revenue decreases more than anticipated, the Company's operating results will be materially adversely affected. There can be no assurance that the Company will be successful in implementing its strategy or that such products will achieve market acceptance, the failure of which could have a material adverse effect on its business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Management of Growth; Need for Additional Qualified Personnel. Although the Company has experienced significant revenue growth in past years, such growth is not necessarily indicative of future revenue growth. This growth has resulted in new and increased responsibilities for management personnel and has placed, and continues to place, a significant strain upon the Company's management, operating and financial resources. There can be no assurance that such strain will not have a material adverse effect on the Company's business, operating results or financial condition. The rapid growth of the Company's business has required the Company to make significant recent additions in personnel, particularly in product development and sales and marketing. The Company believes that its future operating results depend in significant part on its ability to attract and retain highly skilled technical, managerial, sales, marketing, service and support personnel. Although the Company has increased the number of its sales, services and support personnel in recent years, the Company has experienced, and expects to continue to experience, difficulty in recruiting such personnel. The Company anticipates that it will need to continue to increase the size of its direct sales, services and support personnel in future periods. If the Company is unable to hire qualified personnel on a timely basis, the Company's business, operating results and financial condition will be materially adversely affected.

     To manage its operations, the Company must continuously evaluate the adequacy of its management structure and its existing procedures, including, among others, its financial and internal controls. There can be no assurance that management will adequately anticipate all of the changing demands that growth may impose on the Company's procedures and structure. Any failure to adequately anticipate and respond to such changing demands may have a material adverse effect on the Company's business, operating results or financial condition. As a result of the Company's development and release of the OneWorld version of its application suites, a significant amount of the Company's resources has been focused on the UNIX and NT markets. To maintain a focus on the AS/400 market, as well as on the UNIX and NT markets, the Company is in the process of implementing certain internal organizational changes. If the Company's efforts to maintain a focus on both markets are unsuccessful, the Company's business, operating results and financial condition may be materially adversely affected.


     Fixed-Price Service Contracts. The Company offers a combination of ERP software, implementation and support services to its customers. Typically, the Company enters into service agreements with its customers that provide for consulting and implementation services on a "time and materials" basis. Certain customers have asked for, and the Company has from time to time entered into, fixed-price service contracts. These contracts specify certain milestones to be met by the Company regardless of actual costs incurred by the Company in fulfilling those obligations. The Company believes that fixed-price service contracts may increasingly be offered by its competitors to differentiate their product and service offerings. As a result, the Company may enter into more fixed-price contracts in the future. There can be no assurance that the Company can successfully complete these contracts on budget, and the Company's inability to do so could have a material adverse effect on its business, operating results and financial condition.


     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although the Company currently offers software products that are designed to be Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary date code changes.



     The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. In addition, it is possible that certain of the Company's customers are purchasing support contracts only to ensure that they become Year 2000 compliant and that, once such customers believe they are Year 2000 compliant, they will not renew support contracts. If a significant number of the Company's customers do not renew support contracts for this or other reasons, the Company's business, operating results and financial condition would be adversely affected. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including current Company customers, to reevaluate their current ERP system needs, and as a result consider switching to other systems or suppliers. Moreover, the Company believes that some customers may be purchasing the Company's products as an interim solution to their Year 2000 needs until their current suppliers reach compliance. There can be no assurance that such customers will purchase support services from the Company or that they will upgrade beyond their current version of the Company's software once their current software suppliers reach compliance. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.



     International Operations and Currency Fluctuations. International revenue as a percentage of total revenue ranged between 35% and 37% from fiscal 1994 through the first nine months of fiscal 1997, and the Company expects that revenue from international customers will continue to account for a significant portion of the Company's total revenue. The Company currently has 27 international sales offices located throughout Canada, Europe, Asia, Latin America and Africa. To service the needs of its customers with international operations, the Company and its support partners must provide worldwide product support services. One of the Company's strategies is to continue to expand its existing international operations and enter additional international markets, which will require significant management attention and financial resources. Traditionally, international operations are characterized by higher operating expenses and lower operating margins. As a result, if international revenue increases as a percentage of total revenue, operating margins may be adversely affected. Costs associated with international expansion include the establishment of additional foreign offices, the hiring of additional personnel, the localization and marketing of its products for particular foreign markets, and the development of relationships with additional international service providers. If international revenue is not adequate to offset the expense of expanding foreign operations, the Company's business, operating results or financial condition could be materially adversely affected.


     A significant portion of the Company's revenue is received in currencies other than U.S. dollars and, in the past, the Company has engaged in minimal hedging activities. As a result, the Company is subject to risks associated with foreign exchange rate fluctuations. In the first nine months of fiscal 1997 and fiscal 1996, the Company incurred foreign exchange losses of approximately $1.6 million and $1.1 million, respectively. Accordingly, due to the substantial volatility of foreign exchange rates, there can be no assurance that foreign exchange rate fluctuations will not have a material adverse effect on the Company's business, operating results or financial condition.


     The Company's international operations are subject to other risks inherent in international business activities, such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, cultural and language difficulties associated with servicing customers, the impact of a recessionary environment in economies outside the United States, reduced protection for intellectual property rights in some countries, the potential exchange and repatriation of foreign earnings, political instability, trade restrictions, tariff changes, localization and translation of products for foreign countries, difficulties in staffing and managing international operations, difficulties in collecting accounts receivable and longer collection periods, and the impact of local economic conditions and practices. The Company's success in expanding its international business will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. There can be no assurance that these and other factors will not have a material adverse effect on the Company's business, operating results or financial condition.

     Risks Associated with New Versions and New Products; Rapid Technological Change; Risks of Software Defects. The market for the Company's products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The life cycles of the Company's software products are difficult to estimate. As a result, the Company's future success will depend, in part, upon its ability to continue to enhance existing products and develop and introduce in a timely manner new products that keep pace with technological developments, satisfy customer requirements and achieve market acceptance. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products, capabilities or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive or shorten the life cycles of the Company's products. See "-- Competition." Although the Company has addressed the need to develop new products and enhancements primarily through its internal development efforts, the Company has also addressed this need through the licensing of third-party technology. Licensing third-party technology involves numerous risks. See "-- Limited Protection of Proprietary Technology; Risks of Infringement." If the Company is unable to develop on a timely and cost-effective basis new software products or enhancements to existing products, or if such new products or enhancements do not achieve market acceptance, the Company's business, operating results and financial condition may be materially adversely affected.

     Historically, the Company has issued significant new releases of its family of software products periodically, with interim releases issued even more frequently. As a result of the complexities inherent in software development, and in particular for multi-platform environments, and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods before they are commercially released. The Company has on occasion experienced significant delays in the scheduled introduction of new and enhanced products, and there can be no assurance that such delays will not be experienced in the future. The Company recently released OneWorld, the network-centric version of its application suites. Because the development of enhancements in network-centric environments is more complex than in host-centric systems, there can be no assurance that the introduction of future enhancements will not be delayed. See "Business -- Products."

     Complex software products such as those offered by the Company frequently contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. The Company has in the past discovered software errors in new versions of its ERP software after their release. To date, the Company's business, operating results or financial condition have not been materially adversely affected by the release of products containing errors. There can be no assurance, however, that errors will not be found in the Company's products or that such errors will not result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation, increased service and warranty costs, or impaired market acceptance of these products, any of which could result in a material adverse effect on the Company's business, operating results or financial condition. See
"Business -- Products."

     Dependence on Key Personnel. The Company's success depends to a significant extent upon a limited number of members of senior management and other key employees. The loss of one or more key employees could have a material adverse effect on the Company. Although the Company currently maintains key man life insurance on C. Edward McVaney, Chairman, President and Chief Executive Officer, such insurance is minimal and is not maintained on other key personnel. The Company does not have employment agreements with its executive officers. In addition, the Company believes that its future success will depend in part on its ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel in the computer software industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results or financial condition.

     Limited Protection of Proprietary Technology; Risks of Infringement. The Company's ability to compete is dependent in part upon its internally developed, proprietary intellectual property. Although the Company currently has no patents, it has five patent applications pending on various aspects of its application suites. In addition, the Company has applied to register the trademarks "WorldSoftware" and "OneWorld." The Company also relies on general trademark and copyright protection for its technology, although it generally does not register such intellectual property. Furthermore, the Company relies on trade secret law, confidentiality procedures and licensing arrangements to establish and protect its rights in its technology. Nevertheless, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition, customer training and reliable product support, are more essential to protect its market position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company typically enters into confidentiality or license agreements with its employees, consultants and suppliers, and typically controls access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology. Preventing or detecting unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that its license agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company typically licenses its products to end users under the Company's standard license agreements, although each license is individually negotiated and may contain variations. The Company's products are licensed not only to end users, but also to independent, third-party distributors with a right to sublicense. Although the Company seeks to establish the conditions under which the Company's products are licensed by such distributors to end users, the Company cannot ensure that its distributors do not deviate from such conditions. Moreover, in order to facilitate the customization required by most of the Company's customers, the Company generally licenses its software products to end users in both object code (machine-readable) and source code (human-readable) format. Although this practice facilitates customization, making software available in source code also makes it easier for third parties to copy or modify the Company's software for non-permitted purposes.

     In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, operating results or financial condition. Regardless of the validity or the successful assertion of such claims, defending against such claims could result in significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the assertion of such infringement claims could result in injunctions preventing the Company from distributing certain products, which would have a material adverse effect on the Company's business, operating results and financial condition. If any claims or actions are asserted against the Company, the Company may seek to obtain a license to such intellectual property rights. There can be no assurance, however, that such a license would be available on reasonable terms or at all.

     The Company also relies on certain other technology which it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. Most notably, the Company licenses the graphical user interface to the WorldSoftware version of its application suites (which the Company markets as WorldVision). There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, any of these technology licenses, particularly that for WorldVision's graphical user interface, would result in delays or reductions in product shipments until equivalent technology could be identified, licensed or developed, and integrated. Any such delays or reductions in product shipments could materially adversely affect the Company's business, operating results or financial condition. Moreover, although the Company is generally indemnified by third parties against claims that such third parties' technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and in some cases the geographic scope of indemnification is limited. The result is that the indemnity that the Company receives against such claims is often less broad than the indemnity that the Company provides to its customers. Even in cases in which the indemnity that the Company receives from a third-party licensor is as broad as the indemnity that the Company provides to its customers, the third-party licensors from whom the Company would be receiving indemnity are often not well-capitalized and may not be able to indemnify the Company in the event that such third-party technology infringes the proprietary rights of others. Accordingly, the Company could have substantial exposure in the event that technology licensed from a third party infringes another party's proprietary rights. The Company currently does not have any liability insurance to protect against the risk that licensed third-party technology infringes the proprietary rights of others. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology, and claims for indemnification from the Company's customers resulting from such infringement claims, will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, operating results or financial condition. Regardless of the validity or successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defense thereof, in addition to potential product redevelopment costs and delays, all of which could have a material adverse effect on the Company's business, operating results or financial condition.

     Security; Product Liability. The Company has included security features in certain of its Internet browser-enabled products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, the Company's software products may be vulnerable to break-ins and similar disruptive problems caused by Internet users. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. Break-ins often involve hackers bypassing firewalls and misappropriating confidential information. Addressing problems caused by such third parties may require significant expenditures of capital and resources by the Company, which may have a material adverse effect on the Company's business, operating results or financial condition.

     Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential liability for damages arising out of use of or defects in the Company's products, it is possible that such limitation of liability provisions may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any such product liability claims to date, there can be no assurance that the Company will not be subject to such claims in the future. Because the Company's software products may be used in business-critical applications, a successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results or financial condition. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, operating results or financial condition.

     General Economic and Market Conditions. Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Although the Company has a diverse client base, it has targeted certain vertical markets. Therefore, any economic downturns in general or in the targeted vertical segments in particular would have a material adverse effect on the Company's business, operating results and financial condition.


     Control by Existing Stockholders. Immediately after the closing of this offering, 64.2% of the outstanding Common Stock (61.8% if the Underwriter's over-allotment option is exercised in full) will be held by the directors and executive officers of the Company, together with certain entities affiliated with them, assuming no exercise of outstanding stock options. As a result, these stockholders, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. See "Management -- Executive Officers and Directors" and "Principal and Selling Stockholders." In addition, C. Edward McVaney, Robert C. Newman and Jack L. Thompson (the "Founders") have entered into an Amended and Restated Stockholders Agreement with the Company, which provides, among other things, that the Founders must vote their shares in accordance with the provisions of such agreement, including with respect to the election of directors and significant corporate transactions. See "Certain Transactions."


     Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws and certain provisions of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. The authorized but unissued capital stock of the Company includes 5,000,000 shares of preferred stock. The Board of Directors is authorized to provide for the issuance of such preferred stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional or other rights and restrictions thereof. Accordingly, the Company may in the future issue a series of preferred stock, without further stockholder approval, that will have preference over the Common Stock with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Company. See "Description of Capital Stock -- Preferred Stock." In addition, the Company's Amended and Restated Certificate of Incorporation includes provisions that create a classified board of directors. See "Management -- Board of Directors." Further, Section 203 of the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL"), which is applicable to the Company, prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation. See "Description of Capital Stock -- Antitakeover Effects of Delaware Law and Certain Provisions of the Company's Certificate of Incorporation and Bylaws." Any of the foregoing could adversely affect holders of the Common Stock or discourage or make difficult any attempt to obtain control of the Company.


     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering (based on shares outstanding at July 31, 1997), the Company will have outstanding an aggregate of 91,684,910 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 76,184,910 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 580,580 shares in addition to the shares offered hereby will be eligible for immediate sale on the date of this Prospectus; (ii) 135,240 shares will be eligible for sale beginning 90 days after the date of this Prospectus; (iii) 75,459,850 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus; and (iv) 9,240 shares will be eligible for sale thereafter upon expiration of their respective one-year holding periods. Notwithstanding the above, the Company's ESOP, in which 8,706,040 shares are held as of the date of this Prospectus, obligates the trustees thereof to distribute at scheduled distribution dates shares held therein to a beneficiary following the cessation of his or her employment with the Company. The next scheduled distribution date will not occur until March 30, 1998. Following such distribution, the shares so distributed will be immediately available for sale in the public market to the extent they are not held by Affiliates. All officers and directors and certain stockholders and certain option holders of the Company have agreed not to offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. The Company intends to file a registration statement on Form S-8 which would allow shares issuable upon exercise of options previously granted to be freely tradeable, subject to compliance with Rule 144 in the case of Affiliates of the Company and except to the extent that such shares are subject to vesting restrictions with the Company or any contractual restrictions described above. See "Management -- Employee Benefit Plans," "Shares Eligible for Future Sale" and "Underwriters."


     No Prior Public Market; Possible Stock Price Volatility. Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholders, and the representatives of the Underwriters based on several factors and may not be indicative of the future market price of the Common Stock after this offering. The market price of the Company's Common Stock is likely to be highly volatile and may be subject to significant fluctuations in response to actual or anticipated variations in quarterly operating results and other factors, such as announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in earning estimates or recommendations by securities analysts, general market conditions or other events. In addition, equity markets have also experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that has often been unrelated or disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may result in material adverse effects on the market price of the Company's Common Stock. There can be no assurance that the market price for the Company's Common Stock will not decline below the initial public offering price. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results or financial condition. See "Underwriters."


     Dilution; Dividend Policy. Investors participating in this offering will incur immediate and substantial dilution of pro forma net tangible book value per share of $13.09 from the initial public offering price. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders. See "Dilution." The Company has never paid or declared any cash dividends on the Common Stock or other securities and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY


     J.D. Edwards develops, markets and supports highly functional Enterprise Resource Planning ("ERP") software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. Through its Configurable Network Computing ("CNC") architecture, the Company's ERP software is specifically designed to enable customers to change technology and/or business practices while minimizing costs and business interruptions. The Company provides implementation, training and support services designed to enable customers to rapidly achieve the benefits of the Company's ERP solutions. The Company has developed and marketed ERP solutions for over 20 years, principally for operation on the IBM AS/400 platform and other IBM mid-range systems and, more recently, on leading UNIX and Windows NT ("NT") servers through Windows- and Internet browser-enabled desktop clients.



     ERP systems are designed to enhance an organization's ability to manage and execute business functions such as manufacturing, finance, distribution/logistics and human resources. These systems manage and store large amounts of diverse business information, providing continuous and simultaneous availability of data to geographically dispersed employees, customers and suppliers. According to Advanced Manufacturing Research ("AMR"), an industry consulting firm, the worldwide market for ERP software license revenue was approximately $3.5 billion in 1996, and it is expected to reach $16.2 billion by 2001, a compound annual growth rate of 36%.


     Historically, ERP solutions have primarily consisted of host-centric systems that operate on mainframes or mid-range computers. These systems, developed over many years and representing considerable investments by customers, provide high levels of performance, scalability, data security and reliability. In addition, host-centric ERP systems designed as single-vendor environments offer reduced complexity in implementation and management. In recent years, ERP systems have been developed with client/server architectures. These distributed systems generally offer users easier access to information, as well as multi-site processing capabilities. In addition, as compared to host-centric systems, client/server environments are better able to accommodate diverse hardware, software and network technology changes that can result from rapid organizational growth, acquisitions and consolidations. Both host-centric and client/server systems require extensive initial implementation and ongoing modifications to support an organization's current and continuously changing business practices. The implementation of a new ERP system may in some cases require an organization to subordinate or re-engineer its established business practices to accommodate system or architectural constraints. These requirements can increase the cost of ownership of an ERP system and overwhelm organizations with limited internal information technology ("IT") staffs, particularly rapidly growing and resource-constrained mid-sized organizations. In addition, the difficulties associated with implementation and modification can put organizations at risk of costly interruptions to normal business operations.

     The Company's family of application suites is designed to improve most organizations' core business processes. In addition, the Company extends its application suites to address certain vertical markets with specific configurations, templates and additional software features designed to meet these industries' needs. The Company offers two versions of its application suites -- WorldSoftware and OneWorld. WorldSoftware operates in a host-centric environment on the AS/400 platform. With the addition of the WorldVision thin client interface, WorldSoftware applications can be operated through a Windows-based graphical user interface. OneWorld incorporates the Company's CNC architecture and operates on leading UNIX and NT servers, as well as the AS/400 platform. The Company believes its network-centric CNC architecture provides a valuable extension beyond traditional client/server architectures by masking complexity, lowering cost of change and facilitating greater scalability. In addition, WorldSoftware and OneWorld are capable of operating together in a unified enterprise-wide environment. The Company also provides WorldSoftware and OneWorld toolsets to enable rapid implementation, customization and modification of its application suites.


     The Company distributes, implements and supports its products worldwide through 46 offices and 166 third-party business partners. To date, the Company has more than 4,000 customers with sites in over 90 countries including Amgen, Inc., E&J Gallo Winery, Harley Davidson Europe Ltd., Lexmark International, Inc., Mobil Corporation, Samsonite Corporation and SmithKline Beecham plc.



     The Company was incorporated in Colorado in March 1977 and was reincorporated in Delaware in August 1997. The Company's principal executive office is located at 7601 Technology Way, Denver, Colorado 80237, and its telephone number is (303) 334-4000.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 12,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $187.4 million (approximately $191.8 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders. The primary purposes of this offering are to obtain additional equity capital, create a public market for the Company's Common Stock, facilitate future access by the Company to public equity markets, provide liquidity to existing stockholders and provide increased visibility for the Company in the marketplace.


     The Company intends to use the net proceeds of this offering primarily for general corporate purposes, including working capital. The Company may also use a portion of the proceeds to acquire businesses, products or technologies that are complementary to those of the Company, although no specific acquisitions are currently planned and no portion of the net proceeds has been allocated for any acquisition. Pending such uses, the Company intends to invest the net proceeds from this offering in investment grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY


     The Company has never paid or declared any cash dividends on its Common Stock or other securities and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company (i) as of July 31, 1997; (ii) on a pro forma basis, giving effect to the elimination of the mandatory redemption feature of the mandatorily redeemable shares and the income tax benefits resulting from the lapse of restrictions on certain outstanding shares of Common Stock, both of which will occur automatically upon the closing of the offering; and (iii) on a pro forma as adjusted basis, giving effect to the receipt by the Company of the estimated net proceeds from the sale of 12,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company:



                                                                     AS OF JULY 31, 1997
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                  (IN THOUSANDS EXCEPT SHARE
                                                                     AND PER SHARE DATA)
Mandatorily redeemable shares, at redemption value..........  $ 99,076   $     --     $     --
                                                              --------   --------     --------
Stockholders' equity (deficit):
  Preferred stock, par value $.001 per share; 5,000,000
     shares authorized; none outstanding....................        --         --           --
  Common stock, par value $.001 per share; 300,000,000
     shares authorized; 79,184,910 shares issued and
     outstanding actual and pro forma, and 91,684,910 shares
     pro forma as adjusted(1)...............................        79         79           92
  Additional paid-in capital................................     4,780     17,196      204,583
  Retained earnings.........................................    80,026     80,026       80,026
  Cumulative translation adjustments and other, net.........    (1,109)    (1,109)      (1,109)
  Adjustment for mandatorily redeemable shares..............   (99,076)        --           --
                                                              --------   --------     --------
       Total stockholders' equity (deficit).................   (15,300)    96,192      283,592
                                                              --------   --------     --------
          Total capitalization..............................  $ 83,776   $ 96,192     $283,592
                                                              ========   ========     ========


---------------


(1) Excludes (i) 22,121,540 shares of Common Stock issuable upon exercise of outstanding options as of July 31, 1997, with a weighted average exercise price of $4.53 per share, and (ii) 17,137,190 shares of Common Stock reserved for issuance under the Company's stock plans as of July 31, 1997. Subsequent to July 31, 1997, the Company adopted new employee stock plans. The Company does not anticipate making future grants under stock plans that were in effect prior to July 31, 1997. As a result, as of the date of this offering, there will be 12,000,000 shares of Common Stock reserved for future issuance under all new employee stock plans. See
    "Management -- Employee Benefit Plans" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company's Common Stock as of July 31, 1997 was $79.0 million or $1.00 per share. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities (adjusted to reflect the removal of the mandatory redemption feature of the mandatorily redeemable shares and the realization of income tax benefits from the lapse of restrictions on certain of the Company's outstanding common stock), divided by the pro forma shares of Common Stock outstanding as of July 31, 1997. After giving effect to the issuance and sale of the 12,500,000 shares of Common Stock offered by the Company (based upon an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company), the Company's as adjusted net tangible book value as of July 31, 1997 would have been $266.4 million or $2.91 per share. This represents an immediate increase in the pro forma net tangible book value of $1.91 per share to existing stockholders and an immediate dilution of $13.09 per share to new investors. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............           $16.00
  Pro forma net tangible book value per share as of July 31,
     1997...................................................  $1.00
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................   1.91
                                                              -----
As adjusted net tangible book value per share after
  offering..................................................             2.91
                                                                       ------
Dilution per share to new public investors..................           $13.09
                                                                       ======



     The following table summarizes on an as adjusted basis as of July 31, 1997, the difference between the existing stockholders and the purchasers of shares of Common Stock in this offering (at an assumed initial public offering price of $16.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share.



                                                SHARES PURCHASED     TOTAL CONSIDERATION     AVERAGE
                                              --------------------   --------------------     PRICE
                                                NUMBER     PERCENT    AMOUNT     PERCENT    PER SHARE
                                              ----------   -------   ---------   --------   ---------
                                                                     (IN THOUSANDS)
Existing stockholders(1)....................  79,184,910     86.4%    $    611        .3%    $  .01
New public investors(1).....................  12,500,000     13.6      200,000      99.7      16.00
                                              ----------    -----     --------     -----
          Total.............................  91,684,910    100.0%    $200,611     100.0%
                                              ==========    =====     ========     =====


---------------


(1) Sales by the Selling Stockholders will reduce the number of shares of Common Stock held by existing stockholders to 76,184,910 shares or 83.1% of the total number of shares of Common Stock outstanding after this offering (74,154,514 or 80.6% assuming the Underwriters' over-allotment option is exercised in full), and will increase the number of shares of Common Stock held by new investors to 15,500,000 shares or 16.9% of the total number of shares of Common Stock outstanding after this offering (17,825,000 shares or 19.4% assuming the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."



     The foregoing discussion and tables assume no exercise of any stock options outstanding as of July 31, 1997. As of July 31, 1997, (i) 22,121,540 shares of Common Stock were issuable upon the exercise of outstanding options at a weighted average exercise price of $4.53 per share, and (ii) 17,137,190 shares of Common Stock reserved for issuance under the Company's stock plans. To the extent that any of these options are exercised, there will be further dilution to new investors. Subsequent to July 31, 1997, the Company adopted new employee stock plans. The Company does not anticipate making future grants under stock plans that were in effect prior to July 31, 1997. As a result, as of the date of this offering, there will be 12,000,000 shares of Common Stock reserved for future issuance under all new employee stock plans. See "Management -- Employee Benefit Plans" and Note 7 of Notes to the Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto and other financial information included elsewhere in this Prospectus. The consolidated statements of operations data set forth below for the years ended October 31, 1994, 1995 and 1996 and the nine months ended July 31, 1997 and the consolidated balance sheet data as of October 31, 1995 and 1996 and as of July 31, 1997 are derived from, and are qualified by reference to, the Company's consolidated financial statements audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Prospectus. The consolidated statements of operations data for the ten months ended October 31, 1992 and the year ended October 31, 1993 and the consolidated balance sheet data as of October 31, 1992, 1993 and 1994 are derived from consolidated financial statements audited by Price Waterhouse LLP, independent accountants, which are not included in this Prospectus. The consolidated statements of operations data for the nine months ended July 31, 1996 are derived from unaudited consolidated financial statements included in this Prospectus which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Historical results are not necessarily indicative of results for any future period. See "Consolidated Financial Statements."



                                               TEN MONTHS                                                    NINE MONTHS
                                                  ENDED                                                         ENDED
                                               OCTOBER 31,            YEAR ENDED OCTOBER 31,                  JULY 31,
                                               -----------   -----------------------------------------   -------------------
                                                 1992(1)       1993       1994       1995       1996       1996       1997
                                               -----------   --------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  License fees...............................    $ 64,117    $ 94,518   $107,561   $134,138   $180,366   $110,498   $151,046
  Services...................................      55,396     102,316    133,026    206,628    297,682    213,285    280,163
                                                 --------    --------   --------   --------   --------   --------   --------
        Total revenue........................     119,513     196,834    240,587    340,766    478,048    323,783    431,209
                                                 --------    --------   --------   --------   --------   --------   --------
Costs and expenses:
  Cost of license fees.......................       6,861      10,401     12,832     18,461     27,443     19,797     24,984
  Cost of services...........................      35,984      65,511     87,826    128,144    184,846    133,173    173,612
  Sales and marketing........................      49,874      70,662     76,169    102,310    128,759     90,837    118,616
  General and administrative.................      15,188      22,488     27,377     38,677     53,052     37,119     48,439
  Research and development...................       8,247      15,484     18,936     24,296     40,321     27,828     41,100
                                                 --------    --------   --------   --------   --------   --------   --------
        Total costs and expenses.............     116,154     184,546    223,140    311,888    434,421    308,754    406,751
                                                 --------    --------   --------   --------   --------   --------   --------
Operating income.............................       3,359      12,288     17,447     28,878     43,627     15,029     24,458
Other income (expense):
  Interest income............................         232         214        483      1,697        629        442        383
  Interest expense...........................        (163)       (142)      (101)      (576)      (899)      (725)      (586)
  Foreign currency losses and other, net.....        (148)       (687)      (486)      (411)    (1,403)      (759)    (1,310)
                                                 --------    --------   --------   --------   --------   --------   --------
Income before income taxes...................       3,280      11,673     17,343     29,588     41,954     13,987     22,945
  Provision for income taxes(2)..............       3,547       4,293      5,280     11,379     15,628      5,315      8,547
                                                 --------    --------   --------   --------   --------   --------   --------
Net income (loss)............................    $   (267)   $  7,380   $ 12,063   $ 18,209   $ 26,326   $  8,672   $ 14,398
                                                 ========    ========   ========   ========   ========   ========   ========
Earnings (loss) per common share(3)..........    $   (.00)   $    .09   $    .15   $    .22   $    .30   $    .10   $    .15
                                                 ========    ========   ========   ========   ========   ========   ========
Weighted average common shares
  outstanding(3).............................      80,960      81,488     81,755     82,006     87,169     86,958     93,921



                                                                                                            JULY 31, 1997
                                                                       OCTOBER 31,                       -------------------
                                                    --------------------------------------------------                PRO
                                                     1992      1993       1994       1995       1996      ACTUAL    FORMA(4)
                                                    -------   -------   --------   --------   --------   --------   --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................  $ 3,654   $12,636   $ 28,615   $ 34,897   $ 25,554   $ 38,649   $ 38,649
Total assets......................................   59,937    86,077    127,131    175,191    243,786    300,939    313,355
Mandatorily redeemable shares, at redemption
  value...........................................    7,126    12,441     14,290     19,973     47,024     99,076         --
Stockholders' equity (deficit)....................   (1,513)    1,814     13,612     22,972     22,902    (15,300)    96,192


---------------

(1) In 1992, the Company changed its fiscal year end from December 31 to October
    31. The consolidated statement of operations data for the period ended October 31, 1992 reflects 10 months of operating activity as compared with 12 months for all other fiscal year periods.

(2) The provision for income taxes for the 10 months ended October 31, 1992 included a valuation allowance provided against foreign tax loss carryforwards totaling $2.4 million. This valuation allowance was eliminated in the year ended October 31, 1994 as a result of the Company's determination that it would likely realize these benefits.

(3) See Note 1 of Notes to Consolidated Financial Statements for a discussion of the computation of earnings (loss) per common share and weighted average common shares outstanding.


(4) Reflects the elimination of the mandatory redemption feature of the mandatorily redeemable shares and the income tax benefits resulting from the lapse of restrictions on certain shares of the Company's outstanding Common Stock, both of which will occur automatically upon the closing of this offering. See Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the sections entitled "Risk Factors" and "Business."

OVERVIEW

     J.D. Edwards develops, markets and supports highly functional Enterprise Resource Planning software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. The Company was founded in 1977 as an information consulting firm that developed business application software.

     The Company's software application suites have historically been designed to operate exclusively on certain mid-range computing platforms, most recently the IBM AS/400 platform. The Company commenced shipment of the WorldSoftware version of its application suites for use on the AS/400 platform in 1988, and sales of such applications and related services have accounted for substantially all of the Company's revenue in recent years. To take advantage of potential opportunities in the UNIX and NT markets, as well as to enhance its position as a leader in the AS/400 market, the Company released in late calendar 1996 the OneWorld version of its application suites. The Company expects to continue to generate a substantial portion of its revenue, for the foreseeable future, from customers using the AS/400 platform; however, the Company does not expect to generate substantial OneWorld license fee revenue from its existing installed base of WorldSoftware users. The Company's future revenue growth will be substantially dependent upon the market acceptance of OneWorld and the Company's ability to license OneWorld applications to new customers.

     The Company recognizes revenue in accordance with the provisions of Statement of Position 91-1, "Software Revenue Recognition." The Company licenses software under non-cancelable license agreements and provides related services, including support, training, consulting and implementation. Training, consulting and implementation services are not essential to the functionality of the Company's software products, are separately priced and are available from a number of suppliers. Accordingly, revenue from these services is recorded separately from the license fee. License fee revenue is recognized when a non-cancelable license agreement has been signed, the product has been delivered, collection is probable and all significant contractual obligations relating to this license have been satisfied. Revenue on all software license transactions in which there are significant outstanding obligations is deferred and recognized once such obligations are fulfilled. Typically, the Company's software licenses do not include significant post-delivery obligations to be fulfilled by the Company, and payments are due within a 12-month period from date of delivery. Where software license contracts call for payment terms in excess of 12 months from date of delivery, revenue is recognized as payments become due and all other conditions for revenue recognition have been satisfied. Revenue from training, and consulting and implementation services is recognized as services are performed. Revenue from agreements for supporting and providing periodic upgrades to licensed software is recorded as deferred revenue and is recognized ratably over the support service period, and includes a portion of the related license fee equal to the fair value of any bundled support services.

     Total revenue from license fees and services has increased from year to year. As a percentage of total revenue, service revenue has increased from year to year primarily as a result of the Company's continued emphasis on providing consulting and training services that complement its software products and increased support revenue resulting from the Company's growing installed base of customers. Gross margins on license fee revenue are generally higher than gross margins on service revenue. The mix between license fee and service revenue may change in future periods depending upon a number of factors, particularly the Company's success in penetrating the UNIX and NT markets with the OneWorld version of its application suites.

Furthermore, the Company has historically subcontracted a portion of its consulting and training services to third parties and in fiscal 1996, such subcontracted services accounted for 40% of this revenue. However, the Company is currently pursuing a strategy of relying on third-party implementation providers to contract directly with its customers for OneWorld implementations and related services. See "Business -- Strategy" and "Business -- Implementation Services and Training." To the extent the Company is successful in implementing this strategy and the OneWorld version of the Company's application suites achieves market acceptance in future periods, revenue from subcontracted services and total service revenue as a percentage of revenue will likely decrease; however, there can be no assurance that the Company will be successful in implementing its strategy or that such products will achieve market acceptance. See "Risk Factors -- Limited Deployment of OneWorld Version; Entering New Markets," "Risk Factors -- Reliance On Third Parties and Development of Certain Relationships" and "Risk Factors -- Dependence on Service Revenue."

     The Company has experienced, and is expected to continue to experience, a high degree of seasonality, with a disproportionately greater amount of the Company's revenue for any fiscal year being recognized in its fourth fiscal quarter and an even greater proportion of net income being recognized in such quarter. For example, in fiscal 1996, 32% of total revenue, 39% of license fee revenue, 28% of service revenue and 67% of net income were recognized in the fourth fiscal quarter. In addition, because the Company's operating expenses are relatively fixed in the near term, the Company's operating margins have historically been significantly higher in its fourth fiscal quarter than in its other quarters. The Company believes that such seasonality is primarily the result of both the efforts of the Company's direct sales force to meet or exceed fiscal year-end sales quotas and the tendency of certain customers to finalize sales contracts at or near the Company's fiscal year end. Because total revenue, operating margins and net income are greater in the fourth quarter, any shortfall from anticipated revenue, particularly license fee revenue, in the fourth quarter would have a disproportionately large adverse effect on the Company's operating results for the fiscal year. In addition, the Company's total revenue, license fee revenue, service revenue and net income in its first fiscal quarter have historically been lower than those in the immediately preceding fourth quarter. For example, total revenue, license fee revenue, service revenue and net income in the first quarter of fiscal 1997 decreased 20%, 41%, 3% and 87%, respectively, from the fourth quarter of fiscal 1996. The Company's first quarter revenue has historically slowed during the holiday season in November and December.


     The Company distributes its products and services through both direct and indirect channels. Currently, the Company has 46 direct sales and consulting offices located throughout the world. The first international office was established in Europe in 1989, and the Company has since added offices throughout Canada, Europe, Asia, Latin America and Africa, investing significant resources in the start-up of these operations. The Company also utilizes 166 outside sales and consulting partners with offices throughout the world as an indirect distribution channel to penetrate certain vertical markets or geographic areas. Generally, operating margins are higher on domestic revenue than on international revenue. International revenue as a percentage of total revenue ranged between 35% and 37% from fiscal 1994 through the first nine months of fiscal 1997.



     Total costs and operating expenses have increased in general due to the overall growth of the Company, primarily as a result of an increase in headcount and related costs. The Company's total employees expanded from 934 at the beginning of calendar 1992 to 3,369 as of July 31, 1997. In addition, the Company opened new offices and expanded existing offices during this period, which increased total facilities costs.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income as a percentage of total revenue (except for gross margin data):


                                                                             NINE MONTHS
                                                                                ENDED
                                               YEAR ENDED OCTOBER 31,         JULY 31,
                                              ------------------------     ---------------
                                               1994     1995     1996      1996      1997
                                              ------   ------   ------     -----     -----
Revenue:
  License fees..............................    44.7%    39.4%    37.7%     34.1%     35.0%
  Services..................................    55.3     60.6     62.3      65.9      65.0
                                               -----    -----    -----     -----     -----
          Total revenue.....................   100.0    100.0    100.0     100.0     100.0
                                               -----    -----    -----     -----     -----
Costs and expenses:
  Cost of license fees......................     5.3      5.4      5.7       6.1       5.8
  Cost of services..........................    36.5     37.6     38.7      41.1      40.3
  Sales and marketing.......................    31.6     30.0     27.0      28.1      27.5
  General and administrative................    11.4     11.4     11.1      11.5      11.2
  Research and development..................     7.9      7.1      8.4       8.6       9.5
                                               -----    -----    -----     -----     -----
          Total costs and expenses..........    92.7     91.5     90.9      95.4      94.3
                                               -----    -----    -----     -----     -----
Operating income............................     7.3      8.5      9.1       4.6       5.7
Other income (expense), net.................     (.1)      .2      (.3)      (.3)      (.4)
                                               -----    -----    -----     -----     -----
Income before income taxes..................     7.2      8.7      8.8       4.3       5.3
  Provision for income taxes................     2.2      3.4      3.3       1.6       2.0
                                               -----    -----    -----     -----     -----
Net income..................................     5.0%     5.3%     5.5%      2.7%      3.3%
                                               =====    =====    =====     =====     =====
Gross margin on license fee revenue.........    88.1%    86.2%    84.8%     82.1%     83.5%
Gross margin on service revenue.............    34.0%    38.0%    37.9%     37.6%     38.0%



  NINE MONTHS ENDED JULY 31, 1997 AND 1996



     Revenue. Total revenue increased to $431.2 million for the first nine months of fiscal 1997 from $323.8 million for the first nine months of fiscal 1996, representing an increase of 33%. This increase was primarily a result of greater acceptance of the Company's software products by mid-sized organizations in key domestic and international markets, together with new releases of the Company's application suites, and enhanced services, support and custom programming capabilities. International revenue as a percentage of total revenue was 36.3% of total revenue in the first nine months of fiscal 1997 and 36.9% in the first nine months of fiscal 1996.



     License fee revenue increased to $151.0 million for the first nine months of fiscal 1997 from $110.5 million for the first nine months of fiscal 1996, representing an increase of 37%. The increase was primarily due to a greater volume of license transactions and an increase in average transaction size. For the first nine months of fiscal 1996, all license fee revenue was generated from customers operating on the AS/400 platform. For the first nine months of fiscal 1997, substantially all license fee revenue was generated from customers operating on the AS/400 platform.



     Service revenue increased to $280.2 million for the first nine months of fiscal 1997 from $213.3 million for the first nine months of fiscal 1996, representing an increase of 31%. This increase was primarily due to higher revenue from consulting, which is the largest component of services, although support and training revenue also increased. Total service revenue is dependent upon the amount and size of consulting engagements, the number of Company and business partner consultants available to staff engagements, the number of customers on support and the related fees, billing rates for consulting services and training courses, and average training course sizes. Service revenue as a percentage of total revenue was 65.0% for the first nine months of fiscal 1997 compared to 65.9% for the first nine months of fiscal 1996. The Company has experienced consistent demand for services resulting from its continued emphasis on providing consulting and training services that complement its software products and the growth in its installed base of customers. However, to the extent the Company is successful in implementing its strategy of relying on third parties to contract directly with the Company's customers for the implementation of its OneWorld version of its application suites, service revenue is likely to decrease as a percentage of total revenue.



     Cost of license fees. Cost of license fees includes royalties, business partner commissions, amortization of capitalized software development costs, documentation costs and software delivery expenses. Cost of license fees increased to $25.0 million for the first nine months of fiscal 1997 from $19.8 million for the first nine months of fiscal 1996. Gross margin on license fee revenue increased to 83.5% for the first nine months of fiscal 1997 from 82.1% for the first nine months of fiscal 1996, primarily as a result of a higher percentage of license fee revenue being generated from the Company's direct sales force in the 1997 period compared to the 1996 period.



     Amortization of capitalized software development costs increased to $4.3 million for the first nine months of fiscal 1997 compared to $1.9 million for the first nine months of fiscal 1996. This increase was the result of the amortization of capitalized OneWorld development costs, which began upon the release of the OneWorld version of the Company's application suites in late calendar 1996. OneWorld development costs will be amortized through fiscal 1999. The Company offers certain complementary software products that are subject to royalties. License fees subject to royalties were higher during the first nine months of fiscal 1997 compared to the first nine months of fiscal 1996 primarily due to increased license fee revenue from application suites incorporating WorldVision, a graphical user interface for WorldSoftware that utilizes technology licensed from third parties. Gross margin on license fee revenue varies, in part, depending upon the proportion of the Company's software products that are subject to royalty payments. Business partner commissions increased during the first nine months of fiscal 1997 from the first nine months of fiscal 1996 due primarily to an increase in license fee revenue from the Company's Genesis version of its application suites, which is offered exclusively through business partners.



     Cost of services. Cost of services includes the personnel and related overhead costs for training and customer support services, together with fees paid to third parties for subcontracted services. Cost of services increased to $173.6 million for the first nine months of fiscal 1997 from $133.2 million for the first nine months of fiscal 1996. This increase was due to increased personnel and subcontracted services to support the growing demand for implementation and consulting services. Gross margin on service revenue was relatively stable at 38.0% and 37.6% for the first nine months of fiscal 1997 and 1996, respectively. Generally, the gross margin on support revenue is higher than on consulting and training revenue, and any change in the mix in services will affect the gross margin on service revenue. In particular, the extent to which the Company is successful in implementing its strategy of relying on third parties to contract directly with the Company's customers for OneWorld implementations and related services will affect gross margin on service revenue.



     Sales and marketing. Sales and marketing expense consists of personnel and related overhead costs, including commissions, for the sales and marketing activities of the Company, together with advertising and promotion costs. Sales and marketing expense increased to $118.6 million for the first nine months of fiscal 1997 from $90.8 million for the first nine months of fiscal 1996, representing 27.5% and 28.1% of total revenue, respectively. The increased dollar amount was primarily the result of the addition of direct sales personnel necessary to support the Company's selling efforts, especially the OneWorld version of its application suites.



     General and administrative. General and administrative expense includes personnel and related overhead costs for the support and administration functions of the Company. General and administrative expense increased to $48.4 million for the first nine months of fiscal 1997 from $37.1 million for the first nine months of fiscal 1996, representing 11.2% and 11.5% of total revenue, respectively. Total expense was higher in the first nine months of fiscal 1997 primarily due to an increase in personnel to support the growth in the Company's operations.



     Research and development. Research and development expense includes personnel and related overhead costs for product development, enhancements, upgrades, quality assurance and testing. Research and development expense increased to $41.1 million for the first nine months of fiscal 1997 from $27.8 million for the first nine months of fiscal 1996. In addition, capitalized software development costs were $2.2 million for the first nine months of fiscal 1997, down from $5.8 million for the first nine months of fiscal 1996. Total research and development expenditures, which includes capitalized software development costs, were higher in the 1997 period primarily due to a 25% increase in personnel, together with increases in related facilities and equipment costs. During each period, development resources were devoted to continued enhancements of the Company's application suites. Capitalized software development costs for both periods primarily consisted of OneWorld development costs. Due to the release of the OneWorld version in late calendar 1996, the Company ceased capitalizing OneWorld development costs during the first half of fiscal 1997. The Company anticipates that research and development expense will increase in subsequent quarters.



     While research and development expenditures, which include capitalized software development costs, increased in the first nine months of fiscal 1997 from the first nine months of fiscal 1996, these expenditures as a percentage of total revenue remained relatively constant at 10.1% in the first nine months of fiscal 1997 and 10.4% in the first nine months of fiscal 1996. As a percentage of license fee revenue, these expenditures were 28.7% in the first nine months of fiscal 1997 and 30.4% in the first nine months of fiscal 1996.



     Other income (expense). Other income (expense) includes interest expense on the Company's bank line of credit, interest income on cash and cash equivalents and foreign currency gains and losses. Interest expense decreased to $586,000 for the first nine months of fiscal 1997 from $725,000 for the first nine months of fiscal 1996, due to lower average borrowings outstanding on the Company's line of credit during the fiscal 1997 period. Interest income decreased to $383,000 for the first nine months of fiscal 1997 from $442,000 for the first nine months of fiscal 1996 primarily due to lower average invested cash balances. Foreign currency losses increased to $1.6 million for the 1997 period from $1.1 million for the 1996 period, primarily due to the strengthening of the U.S. dollar against most of the European currencies.



     Provision for income taxes. The Company's effective income tax rate decreased to 37.2% for the first nine months of fiscal 1997 from 38.0% for the first nine months of fiscal 1996, primarily as a result of a reorganization of the Company's domestic operations.


  FISCAL YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994

     Revenue. Total revenue increased to $478.0 million in fiscal 1996 from $340.8 million in fiscal 1995 and $240.6 million in fiscal 1994, representing increases of 40% in fiscal 1996 and 42% in fiscal 1995. These increases were primarily a result of greater acceptance of the Company's software products by mid-sized organizations in key domestic and international markets, together with new releases of the Company's application suites, and enhanced services, support and custom programming capabilities. International revenue as a percentage of total revenue ranged from 34.9% to 36.8% during the last three fiscal years.

     License fee revenue increased to $180.4 million in fiscal 1996 from $134.1 million in fiscal 1995 and $107.6 million in fiscal 1994, representing increases of 34% in fiscal 1996 and 25% in fiscal 1995. These increases were primarily due to the expansion of the Company's domestic and international direct and indirect sales organizations, a greater volume of license transactions and an increase in average transaction size. All of the license fee revenue recognized during the fiscal years 1996, 1995 and 1994 were generated from customers that operate on the AS/400 platform.

     Service revenue increased to $297.7 million in fiscal 1996 from $206.6 million in fiscal 1995 and $133.0 million in fiscal 1994, representing increases of 44% in fiscal 1996 and 55% in fiscal 1995. The increases were primarily due to higher revenue from consulting and support, although training revenue also increased. In fiscal 1995, the Company raised prices for support contracts which, in addition to the increase in new support contracts, resulted in higher support revenue. Service revenue as a percentage of total revenue was 62.3%, 60.6% and 55.3% in fiscal 1996, 1995 and 1994, respectively. These increases were primarily a result of the Company's continued emphasis on providing consulting and training services that complement its software products and the growth in the Company's installed base of customers.

     Cost of license fees. Cost of license fees increased to $27.4 million in fiscal 1996 from $18.5 million in fiscal 1995 and $12.8 million in fiscal 1994. Gross margin on license fee revenue declined to 84.8% for fiscal 1996 from 86.2% for fiscal 1995 and 88.1% for fiscal 1994. These declines were primarily due to higher royalties on complementary products, in particular royalties incurred in connection with increased licenses of applications with WorldVision.

     Cost of services. Cost of services increased to $184.8 million in fiscal 1996 from $128.1 million in fiscal 1995 and $87.8 million in fiscal 1994. Gross margin on service revenue was 37.9%, 38.0% and 34.0% in fiscal 1996, 1995 and 1994, respectively. Generally, gross margin on support revenue is higher than gross margin on consulting and training revenue, and any change in the mix in services will affect the gross margin on service revenue. Gross margin in fiscal 1996 as compared to fiscal 1995 remained relatively consistent. The increase in gross margin in fiscal 1995 as compared to fiscal 1994 was primarily a result of the Company raising prices for support contracts, as well as an increase in new support contracts, which together resulted in increased support revenue as a percentage of service revenue.

     Sales and marketing. Sales and marketing expense increased to $128.8 million for fiscal 1996 from $102.3 million for fiscal 1995 and $76.2 million for fiscal 1994, representing 27.0%, 30.0% and 31.6% of total revenue, respectively. The increase in dollar amounts was primarily the result of an increase in sales and marketing personnel and related costs, together with increased advertising and promotion costs. The decline in sales and marketing expense as a percentage of total revenue was primarily the result of growing service revenue, increased productivity from the direct sales force and an increase in the average transaction size.

     General and administrative. General and administrative expense increased to $53.1 million for fiscal 1996 from $38.7 million for fiscal 1995 and $27.4 million for fiscal 1994, representing 11.1%, 11.4% and 11.4% of total revenue, respectively. The increase in dollar amounts was primarily the result of additional support and administration personnel hired throughout this period to support the expansion of the Company's operations.

     Research and development. Research and development expense increased to $40.3 million for fiscal 1996 from $24.3 million for fiscal 1995 and $18.9 million for fiscal 1994. In addition, capitalized software development costs were $7.3 million for fiscal 1996 compared to $9.8 million for fiscal 1995 and $2.1 million for fiscal 1994. Total research and development expenditures, which include capitalized software development costs, rose 40% in fiscal 1996 and 62% in fiscal 1995 primarily due to increases in personnel, facilities, equipment costs and professional contract services. During fiscal 1996 and 1995, the Company increased resources devoted to the development of the OneWorld version of its application suites as well as continued enhancements of the WorldSoftware version, including Genesis. Capitalized software development costs for fiscal 1996 primarily represented OneWorld development costs while, for fiscal 1995, such costs primarily represented OneWorld and, to a lesser extent, Genesis development costs.


     Although research and development expenditures, including capitalized software development costs, increased in each fiscal year, as a percentage of total revenue these expenditures remained relatively stable at 10.0% for fiscal 1996 and 1995 compared to 8.7% for fiscal 1994. As a percentage of license fee revenue, these expenditures were 26.4%, 25.4% and 19.6% for fiscal 1996, 1995 and 1994, respectively.


     Other income (expense). Interest income was $629,000 for fiscal 1996 compared to interest income of $1.7 million for fiscal 1995 and $483,000 for fiscal 1994. During fiscal 1996, the Company had lower cash and cash equivalent balances and related interest income than in prior fiscal years due to a $19.4 million investment in land in early fiscal 1996. Interest expense was $899,000, $576,000 and $101,000 for fiscal years 1996, 1995 and 1994, respectively. Interest expense increased in each fiscal year due to higher borrowings on the Company's bank line of credit. Foreign currency losses increased to $1.7 million in fiscal 1996 from $237,000 for fiscal 1995 and $223,000 for fiscal 1994. This increase was primarily due to the strengthening of the U.S. dollar against the Japanese yen and certain European currencies.

     Provision for income taxes. The Company's effective income tax rate was 37.3% in fiscal 1996, 38.5% in fiscal 1995 and 30.4% in fiscal 1994. The effective income tax rate decreased in fiscal 1996 from fiscal 1995 primarily due to a reorganization of the Company's domestic operations. The effective income tax rate in fiscal 1994 was lower than the rates for subsequent fiscal years due to the elimination of a valuation allowance for foreign tax loss carryforwards as a result of the Company's determination that it would fully utilize these benefits.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited consolidated statements of income data, both in absolute dollars and as a percentage of total revenue (except for gross margin data), for each of the Company's last seven quarters. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.



                                                                            THREE MONTHS ENDED
                                          --------------------------------------------------------------------------------------
                                          JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                             1996         1996        1996        1996          1997         1997        1997
                                          -----------   ---------   --------   -----------   -----------   ---------   ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Revenue:
  License fees..........................    $35,201     $ 37,077    $ 38,220    $ 69,868      $ 40,934      $ 51,129   $ 58,983
  Services..............................     62,731       73,133      77,421      84,397        81,887        94,725    103,551
                                            -------     --------    --------    --------      --------      --------   --------
        Total revenue...................     97,932      110,210     115,641     154,265       122,821       145,854    162,534
                                            -------     --------    --------    --------      --------      --------   --------
Costs and expenses:
  Cost of license fees..................      6,705        6,150       6,942       7,646         7,698         9,386      7,900
  Cost of services......................     40,257       44,732      48,184      51,673        51,493        57,813     64,306
  Sales and marketing...................     27,674       29,927      33,236      37,922        34,706        39,029     44,881
  General and administrative............     11,858       12,854      12,407      15,933        14,772        16,315     17,352
  Research and development..............      8,207        9,986       9,635      12,493        10,142        14,391     16,567
                                            -------     --------    --------    --------      --------      --------   --------
        Total costs and expenses........     94,701      103,649     110,404     125,667       118,811       136,934    151,006
                                            -------     --------    --------    --------      --------      --------   --------
Operating income........................      3,231        6,561       5,237      28,598         4,010         8,920     11,528
Other income (expense), net.............        414         (629)       (827)       (631)         (313)       (1,178)       (22)
                                            -------     --------    --------    --------      --------      --------   --------
Income before income taxes..............      3,645        5,932       4,410      27,967         3,697         7,742     11,506
  Provision for income taxes............      1,370        2,266       1,679      10,313         1,368         2,893      4,286
                                            -------     --------    --------    --------      --------      --------   --------
Net income..............................    $ 2,275     $  3,666    $  2,731    $ 17,654      $  2,329      $  4,849   $  7,220
                                            =======     ========    ========    ========      ========      ========   ========
Earnings per common share...............    $   .03     $    .04    $    .03    $    .20      $    .03      $    .05   $    .08
                                            =======     ========    ========    ========      ========      ========   ========
Weighted average common shares
  outstanding...........................     85,009       87,969      87,883      87,815        92,838        93,994     94,919
AS A PERCENTAGE OF TOTAL REVENUE:
Revenue:
  License fees..........................       35.9%        33.6%       33.1%       45.3%         33.3%         35.1%      36.3%
  Services..............................       64.1         66.4        66.9        54.7          66.7          64.9       63.7
                                            -------     --------    --------    --------      --------      --------   --------
        Total revenue...................      100.0        100.0       100.0       100.0         100.0         100.0      100.0
                                            -------     --------    --------    --------      --------      --------   --------
Costs and expenses:
  Cost of license fees..................        6.8          5.6         6.0         5.0           6.3           6.4        4.9
  Cost of services......................       41.1         40.5        41.7        33.5          41.9          39.6       39.6
  Sales and marketing...................       28.3         27.1        28.8        24.6          28.2          26.8       27.6
  General and administrative............       12.1         11.7        10.7        10.3          12.0          11.2       10.7
  Research and development..............        8.4          9.1         8.3         8.1           8.3           9.9       10.2
                                            -------     --------    --------    --------      --------      --------   --------
        Total costs and expenses........       96.7         94.0        95.5        81.5          96.7          93.9       93.0
                                            -------     --------    --------    --------      --------      --------   --------
Operating income........................        3.3          6.0         4.5        18.5           3.3           6.1        7.0
Other income (expense), net.............         .4          (.6)        (.7)        (.4)          (.3)          (.8)       (.0)
                                            -------     --------    --------    --------      --------      --------   --------
Income before income taxes..............        3.7          5.4         3.8        18.1           3.0           5.3        7.0
  Provision for income taxes............        1.4          2.1         1.4         6.7           1.1           2.0        2.6
                                            -------     --------    --------    --------      --------      --------   --------
Net income..............................        2.3%         3.3%        2.4%       11.4%          1.9%          3.3%       4.4%
                                            =======     ========    ========    ========      ========      ========   ========
Gross margin on license fee revenue.....       81.0%        83.4%       81.8%       89.1%         81.2%         81.6%      86.6%
Gross margin on service revenue.........       35.8%        38.8%       37.8%       38.8%         37.1%         39.0%      37.9%



     In the last seven quarters, expenses and operating income as a percentage of total revenue have varied primarily due to seasonality, which has resulted in disproportionately higher license fee revenue in the fourth fiscal quarter. Expenses have decreased as a percentage of revenue in the fourth quarter due to seasonally higher license fee revenue. Gross margin on license fee revenue has varied quarterly from 81.0% to 89.1% within the last seven quarters due to fluctuations in license volume and the mix of fixed and variable cost of licenses. Gross margin on service revenue has remained stable except for the first quarters of fiscal 1996 and fiscal 1997 due to lower service revenue during the holiday season in November and December.


     The Company's quarterly operating results have fluctuated significantly in the past, and will likely continue to fluctuate in the future, as a result of a number of factors, many of which are outside the Company's control. These factors include the demand for the Company's software products and services; the size and timing of specific sales; the level of product and price competition that the Company encounters; the length of sales cycles; the timing of new product introductions and product enhancements by the Company or its competitors; market acceptance of new products; changes in pricing policies by the Company or its competitors; the Company's ability to hire sales and consulting personnel to meet the demand, if any, for implementations of OneWorld; the Company's ability to establish and maintain relationships with third-party implementation providers; the Company's ability to establish and maintain relationships with hardware and software suppliers; the announcement of new hardware platforms that cause delay of customer purchases; variations in the length of the implementation process of the Company's software products; the Company's ability to complete fixed-price consulting contracts on budget; the mix of products and services sold; the mix of distribution channels through which products are sold; the mix of international and domestic revenue; changes in the Company's sales incentives; changes in the renewal rate of support agreements; product life cycles; software defects and other product quality problems; seasonality of technology purchases; personnel changes; changes in the Company's strategy; the activities of competitors; the extent of industry consolidation; expansion of the Company's international operations; general domestic and international economic and political conditions; and budgeting cycles of the Company's customers. The timing of large individual sales has been difficult for the Company to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those anticipated by the Company. There can be no assurance that the loss or deferral of one or more significant sales would not have a material adverse effect on the Company's quarterly operating results.

     The Company's software is generally used for division- or enterprise-wide, business-critical purposes and involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available enterprise software and require the Company to expend substantial time, effort and money educating them about the value of the Company's solutions. As a result, sales of the Company's software products require an extensive sales effort throughout the customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographical areas, each often having specific and conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to delay or forego a purchase. As a result of these or other factors, the sales cycle for the Company's products is long, typically ranging between six and 15 months. Moreover, the Company expects that the sales cycle for the recently released OneWorld version of its application suites may be longer than that of the WorldSoftware version, at least until the Company's sales force becomes familiar with the needs of customers operating on UNIX and NT servers. As a result of the length of the sales cycle for its software products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, operating results or financial condition and cause the Company's operating results to vary significantly from quarter to quarter. See "Risk Factors -- Variability of Quarterly Operating Results; Seasonality."

     The Company's software products are typically shipped when orders are received, and consequently, license backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenue. As a result, license fee revenue in any quarter is difficult to forecast because it is substantially dependent on orders booked and shipped in that quarter. Moreover, the Company typically recognizes a substantial amount of its revenue in the last month of the quarter, frequently in the last week or even days of the quarter. Since the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term any shortfall from anticipated revenue or a delay in the recognition of revenue could result in significant variations in operating results from quarter to quarter. Quarterly license fee revenue is also difficult to forecast because the Company's sales cycles, from initial evaluation to delivery of software, varies substantially from customer to customer. If revenue falls below the Company's expectations in a particular quarter, the Company's operating results could be materially adversely affected. See "Risk Factors -- Lengthy Sales Cycle."


     Based on all of the foregoing, the Company believes that future revenue, expenses and operating results are likely to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, the Company believes it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail, or are perceived to prevail, with respect to the Company's business or generally, the market price of the Company's Common Stock would likely be materially adversely affected.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has funded its operations and growth to date primarily through cash generated from operating activities. As of July 31, 1997, the Company's principal sources of liquidity consisted of $38.6 million of cash and cash equivalents, and a $50 million, unsecured, revolving line of credit that it borrows against for working capital requirements and other general corporate purposes. As of July 31, 1997, no amounts were outstanding under the Company's bank line of credit, and the Company had working capital of $35.6 million. Included in such amounts is a short-term deferred revenue and customer deposits of $79.5 million. Short-term deferred revenue primarily represents annual support payments billed to customers and is recognized ratably as revenue over the support service period. Without the short-term deferred revenue and customer deposits, working capital would have been $115.1 million.



     The Company generated operating cash flow of $23.4 million for the first nine months of fiscal 1997 and $42.4 million, $41.3 million and $27.2 million for fiscal 1996, 1995 and 1994, respectively. Operating cash flow is affected by seasonality, among other factors, and is disproportionately higher in the fourth quarter of the fiscal year than in each of the first three quarters of such fiscal year. The increases in operating cash flow from year to year were due primarily to increasing net income. During these periods growth in operating assets such as accounts receivable has been funded by similar growth in operating liabilities, primarily deferred revenue and accrued liabilities.



     The Company utilized cash for investing activities of $9.8 million for the first nine months of fiscal 1997 and $51.2 million, $29.2 million and $10.9 million for fiscal 1996, 1995 and 1994, respectively. During these periods, the Company experienced significant growth and invested funds in the purchase of furniture, fixtures and equipment that were necessary to support its expanding operations. In the first nine months of fiscal 1997, the Company's cash utilized for investing activities was offset in part by $8.6 million of proceeds from the sale of assets. In fiscal 1996, the Company invested $19.4 million in the purchase of land in Denver, Colorado, a portion of which is being used by the Company for a headquarters facility.



     The Company did not have significant net financing activities for the first nine months of fiscal 1997 or for fiscal 1996, 1995 or 1994. The Company utilized its bank line of credit for working capital and other general corporate purposes but repaid all amounts borrowed within each of these periods.


     Management believes the net proceeds from this offering, together with its cash and cash equivalents balance, amounts available under existing credit facilities and funds generated from operations, will be sufficient to meet its cash needs through fiscal 1998. However, there can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS


     The Company has determined that the adoption of the recently issued Statements of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information," will not have a material impact on its financial condition or results of operations. The pro forma effect of SFAS No. 128 is disclosed in the notes to the consolidated financial statements included herein.

                                    BUSINESS

     J.D. Edwards develops, markets and supports highly functional Enterprise Resource Planning ("ERP") software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. Through its Configurable Network Computing ("CNC") architecture, the Company's ERP software is specifically designed to enable customers to change technology and/or business practices while minimizing costs and business interruptions. The Company provides implementation, training and support services designed to enable customers to rapidly achieve the benefits of the Company's ERP solutions. The Company has developed and marketed ERP solutions for over 20 years, principally for operation on AS/400 and other IBM mid-range systems and, more recently, on leading UNIX and Windows NT ("NT") servers through Windows- and Internet browser-enabled desktop clients.

     The Company's family of application suites is designed to improve most organizations' core business processes. In addition, the Company extends its application suites to address certain vertical markets with specific configurations, templates and additional software features designed to meet these industries' needs. The Company offers two versions of its application suites -- WorldSoftware and OneWorld. WorldSoftware operates in a host-centric environment on the AS/400 platform. With the addition of the WorldVision thin client interface, WorldSoftware applications can be operated through a Windows-based graphical user interface. OneWorld incorporates the Company's CNC architecture and operates on leading UNIX and NT servers, as well as the AS/400 platform. The Company believes its network-centric CNC architecture provides a valuable extension beyond traditional client/server architectures by masking complexity, lowering cost of change and facilitating greater scalability. In addition, WorldSoftware and OneWorld are capable of operating together in a unified enterprise-wide environment. The Company also provides WorldSoftware and OneWorld toolsets to enable rapid implementation, customization and modification of its application suites.


     The Company distributes, implements and supports its products worldwide through 46 offices and through 166 third-party business partners. To date, the Company has more than 4,000 customers with sites in over 90 countries including Amgen, Inc., E&J Gallo Winery, Harley Davidson Europe Ltd., Lexmark International, Inc., Mobil Corporation, Samsonite Corporation and SmithKline Beecham plc.


INDUSTRY BACKGROUND


     ERP systems are designed to enhance an organization's ability to manage and execute business functions such as manufacturing, finance, distribution/logistics and human resources. These systems manage and store large amounts of diverse business information, providing continuous and simultaneous availability of information to geographically dispersed employees, customers and suppliers. According to Advanced Manufacturing Research ("AMR"), an industry consulting firm, the worldwide market for ERP software license revenue was approximately $3.5 billion in 1996, and is expected to reach $16.2 billion by 2001, a compound annual growth rate of 36%.


     Historically, ERP solutions have primarily consisted of host-centric systems that operate on mainframes or mid-range computers. These systems, developed over many years and representing considerable investments by customers, provide high levels of performance, scalability, data security and reliability. In addition, host-centric ERP systems designed as single-vendor environments offer reduced complexity in implementation and management. However, such systems generally do not have the flexibility to support diverse and changing operations within a customer's business or to respond effectively to changing technologies. Despite these limitations, many host-centric systems are still being widely deployed for ERP applications because of their strengths.

     In recent years, ERP systems have been developed with client/server architectures. These distributed systems generally offer users easier access to information, as well as multi-site processing capabilities. In addition, as compared to host-centric systems, client/server environments are better able to accommodate diverse hardware, software and network technology changes that can result from rapid organizational growth, acquisitions and consolidations. However, such systems are inherently complex and generally require lengthy and costly implementation efforts, extensive user training and substantial ongoing support.

     Both host-centric and client/server systems require extensive initial implementation and ongoing modifications to support an organization's current and continuously changing business practices. The implementation of a new ERP system may in some cases require an organization to subordinate or re-engineer its established business practices to accommodate system or architectural constraints. These requirements can increase the cost of ownership of an ERP system and overwhelm organizations with limited internal IT staffs, particularly rapidly growing and resource-constrained mid-sized organizations. In addition, the difficulties associated with implementation and modification can put organizations at risk of costly interruptions to normal business operations. Accordingly, the Company believes there is a substantial market opportunity for ERP solutions that offer faster time to benefit, reduce risks associated with implementation and modification and lower overall cost of ownership. These solutions should consist of an integrated suite of ERP applications and services that offer the reliable performance, ease of implementation and ease of management available in host-centric systems as well as the flexibility to support multi-site, multi-supplier, multi-platform environments found in client/server systems. At the same time, these solutions should mask the complexities of the underlying hardware, software and network technologies.

THE J.D. EDWARDS SOLUTION

     J.D. Edwards develops, markets and supports highly functional ERP software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. Through its CNC architecture, the Company's ERP software is specifically designed to enable customers to change technology and/or business practices while minimizing costs and business interruptions. The Company provides implementation, training and support services designed to enable customers to rapidly achieve the benefits of the Company's ERP solutions. The Company has developed and marketed ERP solutions for over 20 years, principally for operation on AS/400 and other IBM mid-range systems and, more recently, on leading UNIX and NT servers through Windows- and Internet browser-enabled desktop clients.

     The Company's ERP solutions are designed to offer the following customer benefits:

     DELIVER AND SUPPORT COMPREHENSIVE SOLUTIONS FOR GLOBAL ENTERPRISES. The Company's ERP software supports an organization's core business processes through a family of application suites, including manufacturing, finance, distribution/logistics and human resources. These application suites are designed to enable a customer to integrate business information across its organization and throughout its entire supply chain; accommodate diverse business practices across a geographically dispersed organization; and support multiple languages, currencies and jurisdictions. The Company's experienced service organization provides training, support and a tested methodology to enable rapid implementation of its ERP solutions.

     FACILITATE CHANGES IN TECHNOLOGY AND BUSINESS PRACTICES. The Company's CNC architecture is designed to mask the complexities of underlying platform technologies, thus enhancing flexibility and simplifying software modification. Using the Company's highly flexible software toolset, customers can modify the Company's application suites to accommodate their business practices without regard to the underlying hardware, software and network technologies. By masking the complexity of the underlying technology, the Company's CNC architecture facilitates the incorporation of new technologies and enables customers to modify business practices without extensive low-level software code modification or support.

     OFFER TECHNOLOGY CHOICES FOR DIFFERENT MARKET SEGMENTS. Customers can select between two versions of the Company's application suites. The Company offers its WorldSoftware version to customers who seek the reliable performance and lower cost of ownership associated with host-centric systems. The Company provides its OneWorld version to customers who want the accessibility of information and ease of use typically associated with client/server systems, without the burdens often associated with these complex systems. OneWorld's object-based technology is designed to enhance programmer productivity, facilitate modification of business practices and leverage network scalability. OneWorld, introduced in late 1996, operates on leading UNIX and NT servers, in addition to the AS/400 platform. By offering two versions of its software, the Company addresses different market segments and allows customers to maintain consistent business functionality while combining different technologies to meet their specific requirements.

     PRESERVE AND EXTEND CUSTOMER INVESTMENT. The Company designed OneWorld to provide customers with a migration path to a network-centric architecture, while preserving the customers' existing investments in AS/400 platforms. The Company's CNC architecture enables OneWorld and WorldSoftware application suites to co-exist on the AS/400 platform, allowing customers to incorporate the new technologies of OneWorld while maintaining consistent functionality with their WorldSoftware systems. This architecture minimizes disruptions and reduces the overall cost of change for customers.

     LOWER COST OF OWNERSHIP. The Company's ERP solutions are designed to reduce overall cost of ownership through a combination of advanced technology and comprehensive service and support. The Company's CNC architecture is specifically designed to enable customers to change business practices or technology environments without significant costs or business interruptions. In addition, the Company's OneWorld software version is platform independent, allowing customers to select the best price and performance solutions from multiple hardware and software suppliers. The Company also offers implementation services and support enabling more rapid deployment of the Company's ERP solutions, thus reducing customers' overall cost of ownership.

     ESTABLISH LONG-TERM CUSTOMER RELATIONSHIPS. The Company has designed its ERP software solutions with broad business functionality and flexibility to reduce the need for significant custom modifications. By minimizing custom modifications, the customer's ability to benefit from subsequent releases is enhanced, as is the Company's ability to support the software as implemented. The Company believes its investment in worldwide customer support services and user groups facilitates customer communication and feedback, enhancing customer satisfaction. The Company believes this focus on standard software functionality and flexibility, and its investment in customer support and user groups, contribute to long-term customer relationships.

STRATEGY

     J.D. Edwards' objective is to strengthen and expand its position as a leading supplier of ERP software and services. The key elements of the Company's strategy are as follows:

     LEVERAGE LEADERSHIP POSITION IN MIDDLE MARKET. The Company believes that its ERP solutions address the needs of a broad spectrum of organizations, ranging from organizations with revenue in the tens of millions to the largest global enterprises. The Company has principally targeted mid-sized organizations, including divisions and business units of larger companies, with annual revenues between $100 million and $2 billion. The Company believes the ease of implementation and lower cost of ownership associated with its application suites meet important needs of rapidly growing and resource-constrained mid-sized organizations. The Company's ERP solutions provide robust functionality, reduced implementation time and ease of use. Although the Company expects to devote a significant amount of its resources to further penetrate this market, the Company also intends to leverage its extensive ERP experience with mid-sized organizations to address the needs of larger global enterprises.

     LEVERAGE DEVELOPMENT RESOURCES THROUGH ADVANCED TECHNOLOGIES. The Company uses advanced technologies to develop highly functional, integrated ERP solutions in a rapid and efficient manner. The Company's OneWorld toolset is specifically designed for rapid creation of business functionality and incorporation of new technologies. The Company uses the OneWorld toolset to develop OneWorld application suites, thus leveraging the Company's development resources. Using its OneWorld toolset, the Company has been able to recreate business functionality in OneWorld application suites in substantially less time than it took to develop the same application suites for WorldSoftware. The Company believes that this ability to rapidly create business functionality and incorporate new technologies is an important competitive advantage in its market.

     EXPAND VERTICAL MARKET FOCUS. Over the last 20 years, the Company has acquired significant vertical market experience and expertise through developing, selling and deploying ERP solutions for over 4,000 customers across a variety of industries. The Company has leveraged this experience into the development of customized application suites for a number of vertical markets. These application suites include configurations and templates designed to provide more rapid customization, implementation and time to benefit for customers in these industries. In addition, the Company believes that the ability to focus its development and sales personnel on the needs of specific industries has made its sales and marketing efforts more efficient and effective in these vertical markets. To date, the Company has developed customized application suites for three vertical markets: (1) architecture, engineering, construction, mining and real estate; (2) energy and chemical systems; and (3) public sector. The Company is developing additional customized application suites in vertical markets in which it has significant experience and expertise, including automotive supply, consumer packaged goods, electronics, fabricated metals and pharmaceuticals.

     PROVIDE HIGH QUALITY SERVICES DIRECTLY AND THROUGH THIRD PARTIES. The Company believes that its high-quality consulting, implementation, support and training services enable the Company to achieve a high level of customer satisfaction, strong customer references and long-term relationships, as well as facilitate software improvement based on customer feedback. The Company is committed to providing efficient, high-quality service. To this end, the Company offers extensive worldwide implementation, training and support services for its AS/400 customers directly through its customer service personnel and through third-party implementation providers to whom the Company subcontracts such services. The Company intends to rely primarily on third-party implementation providers to contract directly with customers for the implementation of the OneWorld version of its application suites. These relationships will enable the Company to provide implementation services through third-party personnel with extensive client/server expertise, while concentrating its own service resources on those activities it can perform most efficiently. The Company believes that this direct and third-party customer service strategy will enable it to deliver comprehensive and timely services worldwide.

     EXPAND STRATEGIC RELATIONSHIPS. The Company intends to expand its existing, and develop new, strategic relationships with leading hardware and software suppliers, such as IBM, Hewlett-Packard, Digital Equipment Corporation, Oracle and Microsoft, as well as with third-party implementation providers, including global accounting and consulting firms. The Company believes these activities will provide greater access to a wider variety of potential customers and leverage the technical expertise of such third parties, allowing the Company to devote additional resources to product development and marketing activities.


     EXTEND GLOBAL PRESENCE. The Company plans to extend its already significant commitment to international sales and support to take advantage of worldwide ERP market opportunities. The Company's ERP solutions have been designed to meet the special requirements of multi-site and multinational organizations. Currently, the Company employs over 800 international sales and customer service representatives in 27 international offices. The Company also relies upon its indirect channel of 166 consulting and sales partners with offices throughout the world. The Company believes that further expansion of its direct and indirect sales channels will enhance its competitive position, increase market penetration and achieve greater name recognition.


PRODUCTS

     The Company's family of application suites is designed to improve most organizations' core business processes. In addition, the Company extends its application suites to address certain vertical markets with specific configurations, templates and additional software features designed to meet these industries' needs. The Company offers two versions of its application suites -- WorldSoftware and OneWorld. WorldSoftware operates in a host-centric environment on the AS/400 platform. With the addition of the WorldVision thin client interface, WorldSoftware applications can be operated through a Windows-based graphical user interface. OneWorld incorporates the Company's CNC architecture and operates on leading UNIX and NT servers, as well as the AS/400. The Company believes its network-centric CNC architecture provides a valuable extension beyond traditional client/server architectures by masking complexity, lowering cost of change and facilitating greater scalability. In addition, WorldSoftware and OneWorld are capable of operating together in a unified enterprise-wide environment. The Company also provides WorldSoftware and OneWorld toolsets to enable rapid implementation, customization and modification of its application suites.

  APPLICATION SUITES

     The Company's family of application suites includes manufacturing, finance, distribution/logistics and human resources. The Company's application suites accommodate different business practices across a geographically dispersed organization, as well as multiple languages, currencies and jurisdictions. Each suite can operate on a stand-alone basis, or can be integrated with other Company suites and selected third-party applications and systems. The majority of the Company's customers deploy multiple application suites.

     MANUFACTURING

     The Company's manufacturing application suite is designed to enable organizations to optimize their manufacturing operations resources within a single plant or across multiple locations and to provide information links to other departments within the organization. The following describes the principal functionality of the manufacturing application suite and its primary customer benefits:

--------------------------------------------------------------------------------------------
  PRINCIPAL FUNCTIONALITY                        PRIMARY CUSTOMER BENEFITS
--------------------------------------------------------------------------------------------
  - Requirements Planning                        - Tracks product variances in costs,
  - Product Data Management                        margins, and quantity
  - Engineering Change Management                - Monitors inventory
  - Configuration Management                     - Facilitates multi-site integration
  - Shop Floor Management                        - Provides process and discrete
  - Maintenance Management                         manufacturing capabilities in a single
                                                   plant environment
                                                 - Supports multi-mode manufacturing for
                                                   purposes of mass customization
                                                 - Manages tracking and communication of
                                                   engineering change orders from initial
                                                   modification through final approval
                                                 - Matches shop floor operations and
                                                   procedures with reporting needs
--------------------------------------------------------------------------------------------

     FINANCE

     The Company's finance application suite is designed to provide structure, security and the ability to audit a customer's financial systems without limiting the customer's ability to respond to operational and market changes. The application suite provides a central repository of financial information with simplified transaction processing. The following describes the principal functionality of the finance application suite and its primary customer benefits:

--------------------------------------------------------------------------------------------
  PRINCIPAL FUNCTIONALITY                        PRIMARY CUSTOMER BENEFITS
--------------------------------------------------------------------------------------------
  - Cost-based Accounting                        - Offers flexible accounting and management
  - Financial Modeling and Budgeting               report formats
  - General Accounting Functions                 - Provides real-time access to remote
    - Accounts Receivable                          locations
    - Accounts Payable                           - Facilitates forecasting through modeling
    - Financial Reporting                          and budgeting functions
    - Fixed Assets                               - Provides flexibility to accommodate
  - Enterprise-wide Consolidations                 changing organizational structures
--------------------------------------------------------------------------------------------

     DISTRIBUTION/LOGISTICS

     The Company's distribution/logistics application suite is designed to provide enterprise-wide distribution chain, supply chain and logistics management. The following describes the principal functionality of the distribution/logistics application suite and its primary customer benefits:

--------------------------------------------------------------------------------------------
  PRINCIPAL FUNCTIONALITY                        PRIMARY CUSTOMER BENEFITS
--------------------------------------------------------------------------------------------
  - Demand Management                            - Manages multi-site inventory, materials
  - Forecasting                                    and supplies through the supply chain
  - Supplier Management                          - Simplifies planning for future demand and
  - Inventory Management                           inventory deployment
  - Warehouse Automation                         - Improves management of purchases and
  - Electronic Data Interchange                    sales order processes
                                                 - Tailors order fulfillment process to
                                                   customer and item level
--------------------------------------------------------------------------------------------

     HUMAN RESOURCES

     The Company's human resources application suite is designed to address the unique needs of human resource and payroll managers and offers close integration with the Company's other application suites. The following describes the principal functionality of the human resources application suite and its primary customer benefits:

--------------------------------------------------------------------------------------------
  PRINCIPAL FUNCTIONALITY                        PRIMARY CUSTOMER BENEFITS
--------------------------------------------------------------------------------------------
  - Applicant and Requisition Management         - Reduces payroll administration cost
  - Salary and Wage Administration               - Complies with and responds to regulatory
  - Benefits Administration                        requirements
  - Legislative and Regulatory Compliance and    - Allows HR/payroll team to reduce clerical
    Reporting                                      time
  - Payroll                                      - Manages complex payrolls including
  - Labor Distribution                             multiple unions, contractors,
  - Budgeting and Recruiting                       subcontractors, step progressions
--------------------------------------------------------------------------------------------

  VERTICAL MARKET APPLICATION SUITES

     Over the last 20 years, the Company has acquired significant vertical market experience and expertise through developing, selling and deploying ERP solutions for over 4,000 customers across a variety of industries. The Company has leveraged this experience into the development of customized application suites for a number of vertical markets. To date, the Company has developed customized application suites for three vertical markets: (1) architecture, engineering, construction, mining and real estate ("AEC"); (2) energy and chemical systems; and (3) public sector. These industry-specific configurations are designed to provide more rapid customization and implementation, accelerating time to benefit for customers in these industries. Moreover, the Company believes its vertical market strategy has improved the efficiency and effectiveness of its own sales and service operations. Each of the current targeted vertical markets is described below:

     Architecture, Engineering, Construction, Mining and Real Estate. The Company's AEC application suite includes templates for such common tasks as job costing, work order management, contract and service billing and equipment management, among others, while offering additional industry-specific functions for each market.

     Energy and Chemical Systems. The Company's energy and chemical application suite enables customers to manage all phases of energy and chemical product and process flow, which is particularly critical given the regulatory controls and competitive environment of these industries. This template is used for equipment management, load and delivery management, procurement planning, bulk inventory management and other related functions.

     Public Sector. The Company provides its public sector application suite for use by organizations and agencies such as government entities, school districts and utilities. In addition to providing such organizations and agencies with common functions, including financial administration, budgeting and reporting, and human resources administration, this application suite provides functionality specific to the needs of each sector.

     The Company has significant expertise in the following additional vertical markets: automotive supply, consumer packaged goods, electronics, fabricated metals and pharmaceuticals. The Company plans to continue its strategy of customizing application suites and templates for these vertical markets. As with its existing vertical markets, the Company also plans to offer industry specific training and services to these new markets. In addition to its vertical market focus, the Company has developed Genesis, a version of WorldSoftware with simplified implementation features for the small business market. Genesis is designed to enable small businesses to obtain many of the benefits of WorldSoftware while streamlining the implementation and training process.

     The Company's application suites are licensed under perpetual, fully paid licenses. The prices for such licenses are based on the functionality of the application suite and the number and type of licensed users. Customers pay a base amount per application suite plus a per user amount. For global enterprises, the base price per application suite ranges from $16,500 to $38,800 and includes supported languages and localizations. The price per user is dependent upon volume and type of user and for global enterprises generally begins at $7,900 per user.

  TECHNOLOGY ARCHITECTURE

     The Company offers two versions of its application suites -- WorldSoftware and OneWorld. WorldSoftware operates in a host-centric environment on the AS/400 platform. OneWorld incorporates the Company's CNC architecture and operates on leading UNIX and NT servers, as well as the AS/400. In addition, WorldSoftware and OneWorld are capable of operating together in a unified enterprise-wide environment.

               [SUITES AND ARCHITECTURE GRAPH -- SEE APPENDIX A]

     WorldSoftware is a well established, procedural-based technology designed to take advantage of the security, integrity and easily maintained architecture of the AS/400 platform. Unlike many host-centric ERP systems, WorldSoftware provides flexibility to make run-time changes in application suites without the need to recompile software. WorldSoftware also incorporates features such as an active data dictionary, user defined codes and a variety of run-time options. With the addition of the WorldVision thin client interface, WorldSoftware applications can be operated through a Windows-based graphical user interface.

     OneWorld is an object-based, event-driven technology designed to provide the information access and other user benefits of traditional client/server systems while masking complexity and accommodating future change. OneWorld's CNC architecture enables the deployment of a single version of an application across a network, regardless of the underlying technologies. The CNC architecture consists of three components: (1) the application layer; (2) the toolset layer; and (3) the technology layer.

     The OneWorld application layer contains the specific business functionality of the OneWorld manufacturing, finance, distribution/logistics and human resources application suites. OneWorld application suites are composed of up to 3,000 reusable objects. The applications are distributed by the OneWorld deployment server in object form to individual platforms where they are compiled and executed. A customer changes the application logic by modifying the objects or creating new objects using the OneWorld toolset. Applications containing the modified or newly created objects are then redistributed to individual platforms. The Company believes that this single-point-of-change architecture significantly reduces the cost of change compared to traditional client/server architectures.

     The OneWorld toolset is used to create or modify OneWorld objects, allowing customers or the Company's developers to quickly create new application functionality. The toolset also insulates users from lower level technologies. For example, OneWorld objects exist independent of any specific computer language. Currently, the OneWorld toolset can generate objects in three computer languages -- C, C++ and Java. The Company believes it can readily incorporate new languages in the future as market requirements dictate. The Company also believes that this unified toolset approach significantly reduces customers' cost of ownership when compared to traditional client/server systems that require a variety of tools.

     The OneWorld technology layer is designed to mask the differences between underlying platforms and provide a uniform interface for OneWorld applications. This uniformity allows a single object to execute on a wide variety of platforms, a "write once, run anywhere" capability. The technology layer currently supports IBM's AS/400 and S/390 platforms; Digital Equipment Corporation's Alpha- and Intel-based NT servers; IBM's RS/6000, Hewlett-Packard's 9000, as well as other UNIX servers from Siemens/Nixdorf; and NT servers from NEC and Fujitsu. Supported clients include personal computers running Windows 95 and Windows NT or any desktop system running an Internet browser. Supported databases include Oracle databases, the IBM DB2 family and Microsoft's SQL Server. The Company intends to continue to integrate additional platforms, servers and software as necessary to meet market demands.

     The technology layer also integrates a variety of components not typically integrated in traditional client/server architectures, including an object request broker, a transaction processing monitor, a workflow engine, a C/C++ generator and a Java generator. In traditional client/server implementations, customers often have to integrate these components obtained from multiple suppliers. The Company believes that its architecture and high degree of integration reduce the cost of ownership and facilitate change when compared to traditional client/server implementations.

  TOOLSETS

     The Company's software application suites were developed with the Company's WorldSoftware and OneWorld toolsets. These toolsets are also used for the ongoing enhancement and modification of the Company's products. The Company believes the advantages of these toolsets include increased productivity, increased code consistency, self-documenting code and improved quality.

     The WorldSoftware and OneWorld toolsets are bundled with the WorldSoftware and OneWorld applications, providing customers the same productivity, consistency and quality benefits enjoyed by the

Company's own developers, thus reducing the complexities typically associated with upgrades to new releases. Since modifications made by customers to conform the applications to local business practice and modifications made by the Company in the course of creating new releases are made with the same toolset, it is easier and faster to upgrade to new releases while preserving the customers' modifications. The Company believes that this capability enables customers to incorporate new functionality more rapidly, while also reducing the Company's support costs, since fewer customers remain on older releases.

     The Company's WorldSoftware toolset provides a high-level architecture, allowing the Company's development staff to express business practices as an abstract model. The toolset then uses the model to generate RPG code that runs on an AS/400 platform in a host-centric, procedural architecture. The Company continues to use this toolset to add new functionality to the WorldSoftware application suites.

     The Company's OneWorld toolset incorporates more advanced technologies, including object-based methods and event-driven models. The OneWorld toolset generates code in C, C++ and Java for a multi-platform, network-centric environment. Because the OneWorld toolset rigorously separates business logic from underlying technologies, it also facilitates the incorporation of new technologies. For example, in 1996, the Company incorporated a Java generator into the OneWorld technology layer and then regenerated and released approximately 1,000 existing OneWorld objects in Java in approximately three months. This process was completed without rewriting the application code. The Company believes that the ability to incorporate new technologies by regenerating, rather than rewriting, applications provides a competitive advantage.

IMPLEMENTATION SERVICES AND TRAINING


     The Company believes that delivery of its ERP software together with high quality consulting, implementation, support and training services enables the Company to achieve a high level of customer satisfaction, strong customer references and long-term relationships, as well as facilitate software improvement based on customer feedback. The Company offers extensive implementation and training services directly and through third parties to assist customers in rapidly achieving benefits from its ERP solutions. As of July 31, 1997, the Company had 1,160 employees in its customer services and training departments, located worldwide, and had relationships with 166 business partners with offices throughout the world.


  IMPLEMENTATION SERVICES

     The Company has designed an implementation process called the REP methodology ("Rapidly, Economically and Predictably"), which offers a balance of structure and flexibility for organizations implementing the Company's ERP solutions. The goal of REP is to accelerate customers' time to benefit by taking advantage of the Company's technology, business know-how and experience in the ERP market. REP is a nine-step process designed to enable on-time and on-budget implementation of the Company's ERP solutions. The nine steps are illustrated in the following chart:

                      [NINE-STEP GRAPH -- SEE APPENDIX A]

     In addition to its standard implementation services, the Company also offers a full range of custom implementation services, including conversion programs, upgrade assistance, custom modifications and interfaces, and technical documentation. Implementation services are generally provided on a time and materials basis.

  THIRD-PARTY IMPLEMENTATION PROVIDERS

     The Company seeks to provide its customers with high quality implementation services in the most efficient and effective manner. In cases where the Company does not provide implementation services itself, it subcontracts such services through third parties. The Company also has relationships with a limited number of third-party implementation providers that contract directly with customers to assist in the implementation of the Company's software. The Company selects these third-party providers carefully to ensure that they have the ability and knowledge to represent the Company and implement its ERP solutions properly. Providers receive intensive training regarding the Company's application suites and its REP implementation process. In addition, the Company evaluates these providers on a regular basis to ensure quality service and support to its customers. In the future, the Company intends to rely primarily on third-party implementation providers to contract directly with customers for the implementation of the OneWorld version of its applications suites. These relationships will enable the Company to provide implementation services through third-party personnel with extensive client/server expertise, while concentrating its own service resources on those activities it can perform most efficiently. The Company believes that this direct and third-party customer service strategy will enable it to deliver comprehensive and timely services worldwide.

  EDUCATION AND TRAINING

     The Company offers a comprehensive education and training program to its customers and to the Company's third party implementation providers. Classes are offered at in-house facilities located throughout the world, as well as at customer locations. The Company's instructors are certified for each course they teach, and their backgrounds generally include cross-functional experience in product testing, customer support and implementation services.

SUPPORT


     The Company believes that providing business solutions along with a high level of on-going support to its customers is a critical element in establishing long-term relationships and maintaining a high level of customer satisfaction. The Company provides support services for an annual fee, which entitles the customer to receive telephone customer support, as well as enhancements and updates to its implemented version of the Company's software. The Company provides customer support through three customer support centers located in Denver, London and Singapore, which are connected to each other through a wide area network. Customer support from these centers is provided in nine languages on a 12-hour-per-day, five-day-per-week basis, and in English-only on a 24-hour-per-day, seven-day-per-week basis. Customer support personnel have the ability to access customer systems remotely to diagnose and resolve problems. As of July 31, 1997, the Company had 347 employees in its customer support department.

CUSTOMERS


     As of July 31, 1997, the Company had licensed its application suites to over 4,000 customers. During each of the last three fiscal years, no customer accounted for more than 10% of total revenue. The following is a representative sample of current customers across various industry groups:


ARCHITECTURE, ENGINEERING, CONSTRUCTION,
MINING AND REAL ESTATE

Benderson Development Company, Inc.

Bovis, Inc.

CBI Industries, Inc.
David Weekley Homes
Foster Wheeler Corporation
Gilbane Building Company

Granite Construction Company

Hensel Phelps Construction Company
Hoffman Corporation
Hubbard Construction Company
Koll Construction Company

PCL Constructors


RE/MAX International Incorporated

Sundt Corporation

The Ryland Group, Inc.

Walt Disney Imagineering

AUTOMOTIVE

ASC, Inc.

B.F. Goodrich Europe Coordination


  Center N.V.

Champion Laboratories, Inc.
Dana Corporation

Harley Davidson Europe Ltd.

Lectron Products, Inc.

Saab Automobile AB



CONSUMER PACKAGED GOODS



American Home Products Corporation

Bacardi Imports, Inc.

Ball Corporation


Beringer Wine Estates Company


Bic SA


Boise Cascade Office Products


  Corporation


E&J Gallo Winery

Estee Lauder International, Inc.

Libbey Glass, Inc.


Parker Pen USA, Ltd.

Prestone Products Corporation

Rawlings Sporting Goods Company


Regal Ware, Inc.

Robert Mondavi Winery

Rollerblade, Inc.


Rollins, Inc.


Samsonite Corporation


Seiko Corporation of America


Tambrands, Inc.


The Limited


United Merchandising


VANS, Inc.


ELECTRONICS

Emerson Electric Company
General Instrument Corporation

IBM

Lexmark International, Inc.
Medtronic, Inc.

Oki Electric Europe Gmbh


Oki Electronics (Hong Kong) Ltd.

Paradyne Corporation
Philips Electronics Ireland Limited

Simmons Canada, Inc.


ENERGY AND CHEMICAL SYSTEMS

Albright & Wilson Americas, Inc.

Burmah Castrol plc.


Chevron Chemical Company


Elf Oil U.K.

LaRoche Industries, Inc.

Mississippi Chemical Corporation


Mobil Corporation

Praxair, Inc.
Sandoz Technology Limited

Shell International Limited


Unocal Chemicals Division


FABRICATED METALS


Coachman Industries, Inc.

Electrolux AB

Huffy Corporation


Kawneer Company, Inc.

Krones, Inc.

Mueller Co.

New Holland

Overhead Door Corporation

Parker Hannifin Corporation
Zexel USA Corporation
PHARMACEUTICALS


Amgen, Inc.


Baxter Healthcare Corporation

Lilly Industries Limited
Mallinckrodt Group, Inc.
Sanofi
SmithKline Beecham plc
Sterling Winthrop, Inc.
Warner Lambert Company

PUBLIC SECTOR


City of Battle Creek


City of Calgary -- Land


  and Housing Development


City of Falls Church, Virginia

City of Troy, Michigan
Colorado Housing & Finance Authority

Government of Bermuda


Government of the British Virgin


  Islands -- Ministry of Finance

Idaho Housing Agency
Louisiana Employees' Retirement System
Manchester Airport (UK) plc
McCarran Airport, Las Vegas (Clark County)

The Metropolitan Government of


  Nashville & Davidson County

Missouri Department of Corrections
New Jersey Natural Gas
Texas Department of Criminal Justice


GENERAL MANUFACTURING/GENERAL BUSINESS



Alltel Corporation


Blockbuster Entertainment Corporation


British Sky Broadcasting Group Limited


Cementos Mexicanos S.A.


Cox Communications, Inc.


Holiday Inns


The Museum of Modern Art


Royal Carribean Cruises, Ltd.


Tiffany & Co.


Waste Management International, Ltd.


SALES AND MARKETING


     Selling the Company's software to multinational organizations typically requires the Company to engage in a lengthy sales cycle, generally between six and 15 months, and to expend substantial time, effort and money educating prospective customers regarding the use and benefits of the Company's products. See "Risk Factors -- Lengthy Sales Cycles." The Company sells its software and services through direct sales and business partner channels throughout the world. As of July 31, 1997, the Company's direct sales force consisted of 512 employees based at the Company's 46 offices, including 19 offices in the United States and 27 offices located throughout the rest of the world. In addition, the Company utilizes 166 sales and consulting business partners worldwide as an indirect distribution channel to penetrate certain vertical markets and geographic areas, in particular those areas in which the Company has not invested resources to establish a direct presence. The Company expects to increasingly rely on indirect channels in order to enhance its market penetration and implementation capabilities. See "Risk Factors -- Management of Growth; Need For Additional Qualified Personnel." International revenue as a percentage of total revenue ranged between 35% and 37% from fiscal 1994 through the first nine months of fiscal 1997, and the Company expects that revenue from international customers will continue to account for a significant portion of the Company's total revenue.


     The Company's marketing strategy is to position the Company as a premier provider of ERP solutions and to increase recognition of the J.D. Edwards name. In support of this strategy, the Company's marketing programs include developing and maintaining industry analyst and public relations, developing databases of targeted customers, conducting advertising and direct mail campaigns, and maintaining a World Wide Web home page.


     Typically, the Company's software products are shipped when orders are received, and customer service agreements for consulting and implementation services are billed on a "time and materials" basis as services are performed. Consequently, license and service backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's expected revenue. See "Risk Factors -- Variability of Quarterly Operating Results; Seasonality" and "Risk Factors -- Fixed Price Service Contracts."


PRODUCT DEVELOPMENT


     The Company has invested and expects to continue to invest substantial resources in research and product development. The research and product development department is organized into three groups that work closely together: the development technologies group; the application development group; and the documentation, localization and translations group. The efforts of these groups is enhanced by cross-functional product management teams, frequent solicitation of customer feedback and close contact with customers through the Company's implementation services. As of July 31, 1997, the Company's research and product development operations included 589 employees, primarily located in Denver, Colorado. Research and development expenditures, which include capitalized software development costs, were $43.3 million, $47.6 million, $34.1 million and $21.0 million for the nine months ended July 31, 1997 and for the fiscal years ended October 31, 1996, 1995 and 1994, respectively. The Company anticipates that research and development expenditures will increase in the future.



     The Company's development technologies group is responsible for both the toolsets and underlying technologies of WorldSoftware and OneWorld. The WorldSoftware development technologies team is primarily focused on maintaining and enhancing the toolset and underlying technologies for WorldSoftware. The OneWorld development technologies team focuses on enhancing the flexibility, simplicity and performance of the OneWorld toolset, as well as OneWorld's CNC technology layer. Both development technologies teams share responsibility for cross-functional coordination with sales and support, as well as with hardware and software suppliers with which the Company has relationships, to identify, analyze, prioritize and schedule new features and functionalities. As of July 31, 1997, the development technologies group consisted of 157 employees, the substantial majority of whom are assigned to the OneWorld team.



     The application development group is responsible for developing, enhancing and maintaining the WorldSoftware and OneWorld application suites, including the vertical market application suites. Separate application development teams use the toolsets developed by the development technologies group to create and enhance each application suite. The Company has designed its toolsets to enable application programming to be performed by nonprogrammers responsible for business practices. These application development teams also work with customers and third-party implementation providers to identify, analyze, prioritize and schedule new functionality in the Company's existing application suites, as well as to establish specifications and priorities for new vertical markets. As of July 31, 1997, the application development group consisted of 305 employees.


     The Company's documentation, localization and translations group is responsible for the documentation and the localization and translation of the Company's application suites for particular foreign markets, as well as the vertical market application suites and templates, for both WorldSoftware and OneWorld. The documentation, localization and translations group works closely with domestic and international customers and third-party implementation providers, as well as cross-functional Company teams of development, implementation, support and training professionals, to ensure that appropriate enhancements are incorporated into products, documentation and implementation processes. This group also develops and maintains a single database for documentation, which is currently translated into 15 languages. The Company intends to offer additional language translations in the future. As of July 31, 1997, the documentation, localization and translation group consisted of 127 employees.


     The market for the Company's products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The life cycles of the Company's ERP software are difficult to estimate. As a result, the Company's future success will depend, in part, upon its ability to continue to enhance existing products and develop and introduce in a timely manner new products that keep pace with technological developments, satisfy customer requirements and achieve market acceptance. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products, capabilities or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive or shorten the life cycles of the Company's products. See "-- Competition." Although the Company has addressed the need to develop new products and enhancements primarily through its internal development efforts, the Company has also addressed this need through the licensing of third-party technology. Licensing third-party technology involves numerous risks. See "-- Proprietary Rights and Licensing." If the Company is unable to develop on a timely and cost-effective basis new software products or enhancements to existing products, or if such new products or enhancements do not achieve market acceptance, the Company's business, operating results and financial condition may be materially adversely affected.

     Historically, the Company has issued significant new releases of its family of software products periodically, with interim releases issued even more frequently. As a result of the complexities inherent in software development, and in particular for multi-platform environments, and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods before they are commercially released. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products and there can be no assurance that such delays will not be experienced in the future. The Company recently released OneWorld, the network-centric version of its application suites. Because the development of enhancements in network-centric environments are more complex than in host-centric systems, there can be no assurance that the introduction of future enhancements will not be delayed.

     Complex software products such as those offered by the Company frequently contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. The Company has in the past discovered software errors in new versions of its ERP software after their release. To date, the Company's business, operating results or financial condition have not been materially adversely affected by the release of products containing errors. There can be no assurance, however, that errors will not be found in the Company's products or that such errors will not result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation, increased service and warranty costs, or impaired market acceptance of these products, any of which could result in a material adverse effect on the Company's business, operating results or financial condition.

COMPETITION

     The market for ERP software solutions is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are designed and marketed for the AS/400 market and, more recently, for leading UNIX and NT servers. The Company's primary competition comes from a large number of independent software vendors including: (i) companies offering products that run on the AS/400 platform and other mid-range computers, including System Software Associates, Inc., Marcam Corporation, Infinium Software, Inc. (formerly Software 2000) and JBA Holdings plc; (ii) companies offering products that run on UNIX- or Windows NT-based systems in a client/server environment, such as SAP, Baan, PeopleSoft and Oracle; and (iii) companies offering either standard or fully customized products that run on mainframe computer systems, such as SAP. Additionally, the Company faces indirect competition from suppliers of custom developed business applications software that focus mainly on proprietary mainframe and mid-range computer-based systems, such as systems consulting groups of major accounting firms and from IT departments of potential customers that develop systems internally. The Company's competitors currently offer products that run on the AS/400 platform and UNIX and NT servers or have announced their intent to introduce such products in the near future. As a result, the Company will experience increased competition. There can be no assurance that the Company will be able to successfully compete with new or existing competitors or that such competition will not have a material adverse effect on the Company's business, operating results or financial condition.

     Many of the Company's competitors, and SAP and Oracle in particular, have significantly greater financial, technical, marketing and other resources than the Company, as well as wider name recognition and a larger installed customer bases. Moreover, the Company has traditionally competed only in the AS/400 market, which primarily consists of mid-sized organizations, and has only recently entered the UNIX and NT markets. In contrast, each of SAP, Baan, PeopleSoft and Oracle, has significantly more experience and name recognition with UNIX and NT, implementations and platforms, name recognition with potential UNIX and NT customers, and reference accounts with UNIX and NT customers. Accordingly, such competitors have significantly more customers in the UNIX and NT markets to use as references when competing against the Company. Additionally, several of the Company's competitors have well-established relationships with current and potential customers of the Company. These relationships may prevent the Company from competing effectively in divisions or subsidiaries of such customers. Many of the Company's competitors, such as SAP, Baan, PeopleSoft and Oracle, also offer, or have announced their intention to offer, vertical applications targeted to mid-sized organizations, which market comprises a substantial portion of the Company's revenue. Further, several of the Company's competitors regularly and significantly discount prices on their products. If these competitors continue to discount or increase the amount or frequency of such discounts in response to increased competition or other factors, the Company may be required to similarly discount its products, which could have an adverse effect on the Company's margins. There can be no assurance that the Company will be able to compete successfully against any of these competitors.

     The Company relies, and expects to increase its reliance, on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendations of its products during the evaluation stage of the purchase process. A number of the Company's competitors, including SAP, Baan, PeopleSoft, and Oracle, have significantly more well-established relationships with such firms and, as a result, such firms may be more likely to recommend competitors' products rather than the Company's products. Furthermore, there can be no assurance that these third parties, many of which have significantly greater financial, technical, marketing and other resources than the Company, will not market software products in competition with the Company in the future. If the Company is unable to maintain or increase the number and quality of its relationships with third parties who recommend, implement or support ERP software, the Company's business, operating results and financial condition will be materially adversely affected.

     The Company believes that the principal competitive factors affecting the market for the Company's software products are responsiveness to customer needs, product architecture, functionality, speed of implementation, ease of use, performance and features, quality and reliability, breadth of distribution, vendor and product reputation, quality of customer support and price. The Company believes that it competes favorably with respect to these factors. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market.

PROPRIETARY RIGHTS AND LICENSING

     The Company's ability to compete is dependent in part upon its internally developed, proprietary intellectual property. Although the Company currently has no patents, it has five patent applications pending on various aspects of its application suites. In addition, the Company has applied to register the trademarks "WorldSoftware" and "OneWorld." The Company also relies on general trademark and copyright protection for its technology, although it generally does not register such intellectual property. Furthermore, the Company relies on trade secret law, confidentiality procedures and licensing arrangements to establish and protect its rights in its technology. Nevertheless, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition, customer training and support and reliable product support are more essential to protect a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company typically enters into confidentiality or license agreements with its employees, consultants and vendors, and typically controls access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Preventing or detecting unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that its license agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.

     The Company typically licenses its products to end users under the Company's standard license agreements, although each license is individually negotiated and may contain variations. The Company's products are not only licensed to end users, but also to independent, third-party distributors with a right to sublicense. Although the Company seeks to establish the conditions under which the Company's products are licensed by such distributors to end users, the Company cannot ensure that its distributors do not deviate from such conditions. Moreover, in order to facilitate the customization required by most of the Company's customers, the Company generally licenses its software products to end users in both object code (machine-readable) and source code (human-readable) format. Although this practice facilitates customization, making software available in source code also makes it easier for third parties to copy or modify the Company's software for non-permitted purposes.

     In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, operating results or financial condition. Regardless of the validity or the successful assertion of such claims, defending against such claims could result in significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the assertion of such infringement claims could result in injunctions preventing the Company from distributing certain products, which would have a material adverse effect on the Company's business, operating results or financial condition. If any claims or actions are asserted against the Company, the Company may seek to obtain a license to such intellectual property rights. There can be no assurance, however, that such a license would be available on reasonable terms or at all.

     The Company also relies on certain other technology which it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. Most notably, the Company licenses the graphical user interface to its WorldSoftware version of its application suites (which the Company markets as WorldVision). There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of, or inability to maintain, any of these technology licenses, particularly for WorldVision's graphical user interface, would result in delays or reductions in product shipments until equivalent technology could be identified, licensed or developed, and integrated. Any such delays or reductions in product shipments could materially adversely affect the Company's business, operating results or financial condition. Moreover, although the Company is generally indemnified by third parties against claims that such third parties' technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and in some cases the geographical scope of indemnification is limited. The result is that the indemnity that the Company receives against such claims is often less broad than the indemnity that the Company provides to its customers. Even in cases in which the indemnity that the Company receives from a third-party licensor is as broad as the indemnity that the Company provides to its customers, the third-party licensors from whom the Company would be receiving indemnity are often not well-capitalized and may not be able to indemnify the Company in the event that such third-party technology infringes the proprietary rights of others. Accordingly, the Company could have substantial exposure in the event that technology licensed from a third party infringes another party's proprietary rights. The Company currently does not have any liability insurance to protect against the risk that licensed third-party technology infringes the proprietary rights of others. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology, and claims for indemnification from the Company's customers resulting from such infringement claims, will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, operating results or financial condition. Regardless of the validity or successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defense thereof, in addition to potential product redevelopment costs and delays, all of which could have a material adverse effect on the Company's business, operating results or financial condition.

EMPLOYEES


     As of July 31, 1997, the Company had 3,369 full-time employees: 512 in management and administration; 589 in research and development; 761 in sales and marketing; 1,160 in customer services and training; and 347 in customer support. The Company believes that its continuing success will depend, in part, on its ability to retain a limited number of key employees and other members of senior management, as well as its ability to attract and retain highly skilled technical, marketing and management personnel, who are in great demand. See "Risk Factors -- Management of Growth; Need for Additional Qualified Personnel." The Company has not had a work stoppage, and no employees are represented under collective bargaining agreements. The Company considers its employee relations to be good.


PROPERTIES


     The Company's corporate headquarters and executive offices are in Denver, Colorado, where the Company leases approximately 507,000 square feet of space in multiple facilities. The leases on these facilities expire in 1998 through 2012. The Company also leases approximately 219,000 square feet of space, primarily for regional sales and support offices, elsewhere in the United States. Additionally, the Company leases office space in countries outside the United States, used primarily for sales and support offices. Expiration dates on material sales and support office leases range from fiscal 1998 to 2010. The Company believes that its current domestic and international facilities will be sufficient to meet its needs for at least the next twelve months. See

Note 8 of Notes to Consolidated Financial Statements and "Certain Transactions" for information regarding the Company's obligations under its facilities leases.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in legal proceedings and litigation arising in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, in the opinion of management, the adverse outcome of any such current legal proceedings would not have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding the executive officers and directors of the Company as of July 31, 1997.



          NAME             AGE                          POSITION(S)
          ----             ---                          -----------
C. Edward McVaney........  56    Chairman, President and Chief Executive Officer
Douglas S. Massingill....  40    Executive Vice President and Chief Operating Officer
Richard E. Allen(1)(2)...  40    Vice President, Finance and Administration, Chief
                                 Financial Officer and Director
Paul E. Covelo...........  42    Vice President of International Operations
David E. Girard..........  42    Vice President and General Manager of the East Area
David M. Neal............  36    Vice President and General Manager of the West Area
Pamela L. Saxton.........  45    Vice President of Finance, Controller and Chief
                                 Accounting Officer
Jack D. Schneider........  52    Vice President and General Manager of the South Area
Richard G. Snow, Jr......  52    Vice President, General Counsel and Secretary
Daniel B. Snyder.........  39    Vice President and General Manager of the Midwest Area
Robert C. Newman(1)(2)...  53    Director
Jack L. Thompson.........  48    Director
Gerald Harrison(2)(3)....  65    Director
Delwin D. Hock(2)(3).....  62    Director
Harry T. Lewis,            64    Director
  Jr.(1)(3)..............
Michael J. Maples(4).....  54    Director
Trygve E. Myhren(1)(4)...  60    Director


---------------

(1) Member of the Finance Committee
(2) Member of the Governance Committee
(3) Member of the Audit Committee
(4) Member of the Compensation Committee

     C. Edward McVaney is Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which he co-founded. He has held these positions since the Company's inception, except that Mr. McVaney was not President of the Company from September 1987 through September 1991. Prior to founding the Company, he was partner-in-charge of information technology and consulting services for the Denver, Colorado office of Alexander, Grant & Company, a public accounting firm. Mr. McVaney holds a B.S. in mechanical engineering from the University of Nebraska and an M.B.A. from Rutgers University.

     Douglas S. Massingill has been Executive Vice President and Chief Operating Officer of the Company since March 1997. From February 1994 to March 1997, he was Executive Vice President of Worldwide Operations, and from January 1993 to March 1994, Mr. Massingill was Vice President and General Manager of the South Area. Mr. Massingill joined the Company in June 1990 as Account Executive for the Large Accounts Program. Prior to joining the Company, Mr. Massingill was Regional Sales Vice President for Integral Systems, an applications software company. Mr. Massingill holds a B.A. in accounting from Shorter College and an M.B.A. from Georgia Southern University.

     Richard E. Allen has been a member of the Board of Directors since September 1991. He has been Chief Financial Officer, Vice President, Finance and Administration, Treasurer and Assistant Secretary since January 1990. From August 1985 to September 1994, Mr. Allen served as Controller of the Company and as Secretary from March 1986 to January 1990. Prior to joining the Company, he worked as Controller for Luff Exploration Company, an oil and gas exploration and production company, and as a senior accountant with Coopers & Lybrand, L.L.P. Mr. Allen holds a B.S. in business administration from Colorado State University.

     Paul E. Covelo has been Vice President of International Operations since August 1994. Prior to that, he served as Vice President and General Manager of the West Area from January 1992 to September 1994 and Manager of the Newport Beach Region from July 1988 to January 1992. Prior to joining the Company in

1988, Mr. Covelo held various positions at IBM including Account Executive and Advisory Executive. Mr. Covelo holds a B.A. in marketing from Loyola Marymount University.

     David E. Girard has been Vice President and General Manager of the East Area since joining the Company in May 1994. From July 1992 to November 1993, Mr. Girard served as Vice President and General Manager of the Northeastern Region of Dun & Bradstreet Software. From March 1990 to July 1992, he served as Vice President of Product Development, Client Services and Corporate Operations for Information Associates, Inc., a division of Dun & Bradstreet Software. Mr. Girard holds a B.S. in marketing from University of Connecticut and attended the Columbia Executive Marketing Management Program at Columbia University.

     David M. Neal has been Vice President and General Manager of the West Area since January 1997. From December 1994 to December 1996, he served as Director of Sales of the West Area. Prior to that, he served as Branch Manager of the Southwest region from August 1992 to November 1994, Sales Manager from June 1990 to July 1992 and Account Executive of the Northwest region from March 1986 to May 1990. Prior to joining the company, Mr. Neal was an Account Executive for New Generation Software. He holds a B.S. in Management Information Systems from Sacramento State University.

     Pamela L. Saxton has been Vice President of Finance, Controller and Chief Accounting Officer since joining the Company in September 1994. From 1989 to 1994, she was Vice President, Controller and Secretary for Amax Gold, Inc., a mining company, and Assistant Controller for Cyprus Amax Minerals Company, a mining company. Ms. Saxton holds a B.S. in accounting from University of Colorado.

     Jack D. Schneider has been Vice President and General Manager of the South Area and the Energy and Chemical Systems Business Unit since October 1995. From April 1994 to September 1995, he served as Vice President and General Manager of the Energy and Chemical Systems and Architecture, Engineering, Construction, Mining and Real Estate Business Units. From May 1993 to March 1994, Mr. Schneider served as Vice President of Worldwide Operations, and from January 1993 to April 1993, he served as Vice President of European Sales. Prior to that, he served as Director of Large Account Sales and European Support from January 1992 to December 1992. Prior to joining the Company in January 1992, Mr. Schneider held various management positions in sales and marketing at IBM.

     Richard G. Snow, Jr. has been Vice President, General Counsel and Secretary since joining the Company in January 1990. From February 1986 to January 1990, Mr. Snow was Corporate Counsel and Secretary for Hathaway Corporation, a manufacturer of computer components and power utility monitoring devices. Prior to that, he was Vice President, General Counsel and Secretary for Global-Ultimacc Systems, Inc., a systems integrator, and Senior Counsel for Storage Technology Corporation, a manufacturer of computer storage devices. He holds a B.S. in business administration from the University of California, Berkeley and a J.D. from California Western University Law School.

     Daniel B. Snyder has been Vice President and General Manager of the Midwest Area since March 1992, and from January 1992 to March 1992, he served as Director of Large Accounts for the Midwest Area. From June 1979 to January 1992, Mr. Snyder held various positions at IBM, including marketing, field positions and staff management positions. Mr. Snyder holds a B.S. in business administration from Arizona State University, and an M.B.A. in finance from University of Southern California.

     Robert C. Newman is one of the co-founders of the Company and has been a member of the Board of Directors since August 1978. He is currently a professor at the University of Denver and manages private investments. From August 1978 until June 1997, he served in a number of management roles with the Company, including Vice President of Complementary Technologies and Managing Director of J.D. Edwards & Company, Ltd. (U.K.). Prior to joining the Company, he was a programmer or consultant at Deloitte & Touche, Motorola Inc. and Rockwell International. Dr. Newman holds a B.S. in industrial engineering from the University of California, Berkeley, an M.B.A. from the University of California, Los Angeles, and a Ph.D. in management from Golden Gate University.

     Jack L. Thompson is a member of the Board of Directors and one of the co-founders of the Company. Mr. Thompson has been a member of the Board since the Company's inception in March 1977. He served as Vice President of Technical Foundations from the Company's inception to March 1996. Prior to joining the Company, Mr. Thompson was a consultant at Alexander Grant & Company, a public accounting firm, and a programmer for National Farmers Union Life, an insurance company.

     Gerald Harrison has been a member of the Board of Directors since January 1997. He currently engages in private research and writing. From 1982 to 1984, he was President and Chief Executive Officer of Stearns-Roger World Corporation, an engineering and construction firm, and for 14 years prior to that, he served in various other positions. Mr. Harrison holds an L.L.B. from the University of Colorado School of Law.

     Delwin D. Hock has been a member of the Board of Directors since March 1997. He retired from his position as Chief Executive Officer of Public Service Co. of Colorado, a utility services company, in January 1996 and as Chairman of the Board of Directors in July 1997. From September 1962 to January 1996, Mr. Hock held various positions at Public Service Co. Mr. Hock received his B.S. in accounting from the University of Colorado. He serves as a director of Serv-Tech, Inc., Hathaway Corporation and American Century Investors.

     Harry T. Lewis, Jr. has been a member of the Board of Directors since March 1995. Since April 1988, Mr. Lewis has been self-employed as a private investor and financial consultant. From January 1981 to March 1988, he was Senior Vice President for Dain Bosworth Incorporated, an investment banking firm. Prior to that, Mr. Lewis was employed by Boettcher & Company, an investment banking firm. Mr. Lewis has an A.B. from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. He serves as a director of The Berger Mutual Funds.

     Michael J. Maples has been a member of the Board of Directors since January 1997. He is currently a consultant to Microsoft Corporation. From April 1988 to July 1995, Mr. Maples held various management positions at Microsoft Corporation, most recently as Executive Vice President of the Worldwide Products Group. Prior to that, he served as a Director of Software Strategy for IBM. Mr. Maples holds a B.S. in electrical engineering from Oklahoma University and an M.B.A. from Oklahoma City University. He serves as a director of Lexmark International, Inc. and PSW Technologies.


     Trygve E. Myhren has been a member of the Board of Directors since January 1997. He is currently President of Myhren Media, Inc., which invests in and advises media, telecommunications and consumer products companies. From November 1990 to March 1996, he served as President of The Providence Journal Company, a company that owned and managed newspapers, broadcast television stations, cable television systems, programming networks and interactive and multimedia ventures. During this same time, he was Chief Executive Officer of King Holdings, an owner and manager of broadcast and cable television properties. From 1981 to 1988, Mr. Myhren served as Chairman and Chief Executive Officer of American Television and Communications Corporation, a publicly traded subsidiary of Time, Inc. During 1986 and 1987, Mr. Myhren served as Chairman of the National Cable Television Association. Mr. Myhren has a B.A. in political science and philosophy from Dartmouth College, and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. He serves on the boards of Peapod, Ltd., Advanced Marketing Services, Inc., University of Denver, Verio, Inc., Founders Funds Inc. and Cable Labs.


BOARD OF DIRECTORS


     The Company currently has authorized nine directors. Currently, each director holds office until the next annual meeting of the stockholders or until his or her successor is duly elected and qualified. The Company's Amended and Restated Certificate of Incorporation provides for a classified Board of Directors upon the effective date of this offering. In accordance with the terms of the Amended and Restated Certificate of Incorporation, the Board of Directors will be divided into three classes, whose terms will expire at different times. Class I consists of Messrs. Harrison, Hock and Thompson, who will serve until the annual meeting of stockholders to be held in 1998. Class II consists of Messrs. Allen, Lewis and Newman, who will serve until the annual meeting of stockholders to be held in 1999. Class III consists of Messrs. Maples, McVaney and Myhren, who will serve until the annual meeting of stockholders to be held in 2000. At each annual meeting of stockholders beginning with the 1998 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

     COMMITTEES. The Company's Board of Directors has an Audit Committee, Compensation Committee, Finance Committee and Governance Committee.

     The Audit Committee is responsible for reviewing and reporting to the Board on the quality and performance of internal and external accountants and auditors, the reliability of its financial information, and the adequacy of its financial controls and policies, initiating and/or approving appropriate changes in any or all of these areas when necessary.

     The Compensation Committee is responsible for reviewing and reporting to the Board on compensation and personnel policies, programs and plans, including management development and succession plans, and to approve employee compensation and benefits and to administer the Company's stock plans. See
"-- Employee Benefit Plans."

     The Finance Committee is responsible for the review of the Company's capital structure, capital expenditures, financing arrangements, risk management and long range financial planning.

     The Governance Committee is responsible for acting on behalf of the Board during intervals between meetings of the Board and then reporting to the Board at its next regular meeting on any actions taken. Actions of the Governance Committee may generally be limited to handling legal formalities and technicalities concerning administrative operations, however, the Governance Committee has the power to act on major matters where it deems action appropriate.

     DIRECTOR COMPENSATION. In January 1997, the Board approved compensation guidelines for directors who are not officers or employees of the Company or any of its subsidiaries ("Eligible Directors"). Eligible Directors receive $15,000 as an annual retainer, a fee of $1,000 for attendance at each meeting of the Board of Directors, and a fee of $1,000 for attendance at each meeting of a committee of the Board of Directors. After this offering, Eligible Directors may elect to receive, in lieu of such cash compensation, options to purchase shares having a fair market value of the foregone cash compensation. Eligible Directors are reimbursed for expenses incurred in attending any Board of Directors or committee meetings. Directors who are officers of or employed by the Company or any of its subsidiaries do not receive additional compensation for serving as directors of the Company or attending Board of Directors or committee meetings.

     The compensation guidelines also provide that Eligible Directors will automatically be granted under the Company's 1992 Nonqualified Stock Option Plan an option to purchase 35,000 shares of Common Stock (the "First Option") on the date on which each such person becomes an Eligible Director. After the First Option has been granted to the Eligible Director, such director will automatically be granted an option to purchase 7,000 shares on an annual basis. The foregoing option provisions terminate upon completion of this offering.


     Effective upon the date of this offering, Eligible Directors will be eligible to participate in the Company's 1997 Equity Incentive Plan. Each new Eligible Director will automatically receive a grant of an option to purchase 35,000 shares of Common Stock on the date on which such person first becomes an Eligible Director. Additionally, beginning at the Company's annual meeting of stockholders for the fiscal year ending October 31, 1997 and at each successive annual stockholder meeting, each Eligible Director will receive an option to purchase 7,000 shares of Common Stock. Twenty-five percent of the shares subject to each option will vest on the first anniversary of the date of grant, and 1/48th of the shares subject to each option will vest each month thereafter. The exercise price per share for all options automatically granted to directors under the 1997 Plan will be equal to the market price of the Common Stock on the date of grant. Directors are also eligible to receive discretionary grants under the 1997 Plan. See "Management -- Employee Benefit Plans."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee was formed to review and recommend to the Board the compensation and benefits for the Company's executive officers, administer the Company's stock purchase and stock option plans and make recommendations to the Board of Directors regarding such matters. Prior to January 1997, the Committee was composed of Jay S. Horowitz, a former member of the Board. The Committee is currently composed of Mr. Myhren and Mr. Maples. No interlocking relationship exists between any member of the Company's Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning total compensation received by the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers during the last fiscal year (collectively, the "Named Officers") for services rendered to the Company in all capacities during the fiscal year ended October 31, 1996.

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                     ------------
                                             ANNUAL COMPENSATION      SECURITIES
                                             --------------------     UNDERLYING      ALL OTHER
       NAME AND PRINCIPAL POSITION            SALARY      BONUS        OPTIONS       COMPENSATION
-----------------------------------------    --------    --------    ------------    ------------
C. Edward McVaney........................    $300,000    $404,500        --              --
  Chairman, President and
  Chief Executive Officer
Douglas S. Massingill....................     253,333     206,764(1)    112,000       $    66(2)
  Executive Vice President and Chief
  Operating Officer
Paul E. Covelo...........................     204,700     170,035(3)    112,000            24(2)
  Vice President of International
  Operations
David E. Girard..........................     179,500     171,500       112,000           466(2)
  Vice President and General Manager of
  the East Area
Daniel B. Snyder.........................     162,366     203,500       112,000           714(2)
  Vice President and General Manager of
  the Midwest Area

---------------

(1) Includes reimbursement of $31,647 for relocation expenses.

(2) Represents payment for insurance premiums.

(3) Includes reimbursement of $26,035 for relocation expenses.

     OPTION GRANTS IN LAST FISCAL YEAR. The following table sets forth, as to the Named Officers, information concerning stock options granted during the fiscal year ended October 31, 1996.


                                             INDIVIDUAL GRANTS
                         ----------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                         NUMBER OF      PERCENT OF                                      AT ASSUMED ANNUAL RATES
                         SECURITIES    TOTAL OPTIONS                                  OF STOCK PRICE APPRECIATION
                         UNDERLYING     GRANTED TO                                        FOR OPTION TERM(4)
                          OPTIONS      EMPLOYEES IN     EXERCISE PRICE   EXPIRATION   ---------------------------
         NAME            GRANTED(1)   FISCAL YEAR(2)      PER SHARE       DATE(3)         5%             10%
-----------------------  ----------   ---------------   --------------   ----------   -----------   -------------
C. Edward McVaney......     --           --                --               --            --             --
Douglas S.
  Massingill...........   112,000            2%             $6.24         02/01/06       $439,381      $1,113,478
Paul E. Covelo.........   112,000            2               6.24         02/01/06        439,381       1,113,478
David E. Girard........   112,000            2               6.24         02/06/06        439,381       1,113,478
Daniel B. Snyder.......   112,000            2               6.24         02/01/06        439,381       1,113,478


---------------

(1) The options in this table are incentive stock options or nonqualified stock options granted under the 1992 Incentive Stock Option Plan or the 1992 Nonqualified Stock Option Plan and have exercise prices equal to the fair market value of the Company's Common Stock on the date of grant. All such options have 10-year terms and vest over a period of 5 years at a rate of 20% of the shares per year.

(2) The Company granted options to purchase 5,572,560 shares of Common Stock to employees in fiscal 1996.

(3) The options in this table may terminate before their expiration as a result of the termination of optionee's status as an employee or consultant or upon the optionee's disability or death.

(4) Under rules promulgated by the Securities and Exchange Commission (the "SEC"), the amounts in these two columns represent the hypothetical gain or "option spread" that would exist for the options in this table based on assumed stock price appreciation from the date of grant until the end of such options' ten-year term at assumed annual rates of 5% and 10%. The 5% and 10% assumed annual rates of appreciation are specified in SEC rules and do not represent the Company's estimate or projection of future stock price growth. There can be no assurance that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% annual rates of compounded stock appreciation or at any other defined rate.

     AGGREGATE OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES. The following table sets forth, as to the Named Officers, certain stock option information concerning the number of shares subject to both exercisable and unexercisable stock options and the value of unexercised options as of October 31, 1996. No options were exercised by Named Officers in the fiscal year ended October 31, 1996.

                                                  NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                               OPTIONS AT FISCAL YEAR END     AT FISCAL YEAR END($)(1)
                                               ---------------------------   ---------------------------
                    NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                       -----------   -------------   -----------   -------------
C. Edward McVaney............................     --             --              --            --
Douglas S. Massingill........................    350,770        621,180      $2,797,555     $4,536,587
Paul E. Covelo...............................    410,620        646,030       3,279,527      4,736,704
David E. Girard..............................    152,600        372,400       1,210,412      2,546,241
Daniel B. Snyder.............................    281,260        504,840       2,243,023      3,607,549

---------------

(1) Based on the deemed fair market value of the Company's Common Stock at fiscal year end, as determined by the Company's Board of Directors less the exercise price payable for such shares.

EMPLOYEE BENEFIT PLANS

  Corporate Plan for Retirement/The Profit Sharing/401(k) Plan


     The Company's Corporate Plan for Retirement/The Profit Sharing/401(k) Plan (the "401(k) Plan") was adopted in 1988, restated in its entirety in July 1994 and amended in June 1996. The 401(k) Plan is designed to enable eligible employees to save for retirement. All employees who have completed six months of consecutive service with the Company and have attained the age of 21 are eligible to participate in the 401(k) Plan. Generally, the Company matches 50% of an employee's eligible contributions up to a maximum match of 2% of eligible compensation. The trustee under the 401(k) Plan invests the assets of the 401(k) Plan in any of several investment options at the direction of each beneficiary. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").


  Employee Stock Ownership Plan

     In 1989, the Company adopted the J.D. Edwards & Company Employee Stock Ownership Plan (the "ESOP") and restated the ESOP in 1996. The ESOP is a stock bonus plan designed to invest primarily in the Company's Common Stock for the benefit of the Company's employees. With certain limitations, employees who work for the Company within the United States, or in Canada prior to 1995, and employees who are United States citizens who work outside the United States and receive United States source pay are eligible to participate in the ESOP at the first enrollment date after one year of service.


     Company contributions to the ESOP, as determined by the Board of Directors, are discretionary and, if made, may be in the form of cash or Company stock. An ESOP committee, appointed by the Board of Directors, administers the ESOP and directs the trustees with respect to ESOP investments. As of July 31, 1997, the ESOP trustees were Mr. Allen, Mr. Thompson and Greg A. Dixon. The ESOP committee generally directs the trustees with respect to the voting of Company stock held by the ESOP, except that each participant has the right to direct the voting of the stock with respect to the approval or disapproval of a merger or consolidation, recapitalization, liquidation, dissolution, asset sale or similar transaction. Once the

Company's stock is publicly traded, the right to direct the vote with respect to shares allocated to participant accounts must be passed through to participants with respect to all corporate matters. As of July 31, 1997, the ESOP owned 8,706,040 shares of the Company's Common Stock.



     Company contributions and forfeitures for a plan year are allocated among the accounts of eligible employees. Allocations are made in the proportion that each participant's annual base salary (not to exceed $160,000, as adjusted by law) bears to the aggregate base salary of all participants. Each participating employee's interest in the ESOP vests at a rate of 20% per calendar year in which the employee works at least 1,000 hours, beginning with the third such year after commencement of employment, and therefore is fully vested upon completion of seven years of employment.



     The Company anticipates continuing to make contributions to the ESOP through the end of fiscal 1997 and that such contributions will be in the form of the Company's Common Stock. The Company also anticipates merging the ESOP into the 401(k) Plan during fiscal 1998 and thereafter may continue to make contributions of Company Common Stock to the 401(k) Plan.


  1992 Incentive Stock Option Plan


     The Company's 1992 Incentive Stock Option Plan (the "1992 ISO Plan") provides for the granting of incentive stock options to key employees. An aggregate of 35,000,000 shares of Common Stock has been reserved for issuance under the 1992 ISO Plan and the 1992 NSO Plan described below. As of July 31, 1997, there were options to purchase 13,188,840 shares of Common Stock outstanding under the 1992 ISO Plan. The Company does not anticipate granting additional options under the 1992 ISO Plan after this offering.


  1992 Nonqualified Stock Option Plan


     The Company's 1992 Nonqualified Stock Option Plan (the "1992 NSO Plan") provides for the granting of nonqualified stock options to key employees, consultants and nonemployee directors. An aggregate of 35,000,000 shares of Common Stock has been reserved for issuance under the 1992 ISO Plan and the 1992 NSO Plan. As of July 31, 1997, there were options to purchase 8,932,700 shares of Common Stock outstanding under the 1992 NSO Plan. The Company does not anticipate granting additional options under the 1992 NSO Plan after this offering.


  Restricted Stock Grant Plan


     The Company's 1990 Restricted Stock Grant Plan (the "1990 Plan") provides for the issuance of a maximum of 3,141,110 shares of Common Stock to certain employees of the Company. As of July 31, 1997, there were 2,135,000 shares of Common Stock outstanding under the 1990 Plan. The Company has not issued any shares under this plan since 1992 and does not anticipate issuing additional shares under this plan.


  Stock Plan for Employees


     The Company's Stock Plan for Employees (the "Employee Stock Plan") provides for the issuance of a maximum of 6,997,200 shares of Common Stock to certain employees of the Company. As of July 31, 1997, there were 1,715,000 shares of Common Stock outstanding under the Employee Stock Plan. The Company has not issued any shares under this plan since 1986 and does not anticipate issuing additional shares under this plan.


  Employee Stock Purchase Plan


     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and the stockholders in August 1997, to take effect upon the date of the offering. A total of 2,000,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, less the number of shares of Common Stock issued under the Company's 1997 Employee Stock Purchase Plan for Non-U.S. Employees. However, an annual increase will be made to the Purchase Plan on each anniversary date of the adoption of the Plan, in an amount equal to the number of shares of Common Stock required to restore the maximum number of shares of Common Stock reserved for issuance to 2,000,000, or a lesser amount determined by the Board. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by an initial offering period of approximately 15 months, commencing on the first trading day on or after the effective date of this offering and ending on the last trading day in the period ending December 31, 1998, and a second offering period of approximately 12 months, commencing on the first trading day on or after January 1, 1998, and ending on the last trading day in the period ending December 31, 1998. The first offering period will contain three purchase periods during which payroll deductions will be accumulated and shares of Common Stock purchased for participants. The second offering period will contain two purchase periods. Subsequent offering periods will last approximately six months and will commence on the first trading day on or after January 1 and July 1 of each year during which the Purchase Plan is in effect. The Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board. Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions of up to 10% of an employee's compensation (including commissions, bonuses, overtime and shift premium), except that no participant's rights to purchase shares of Common Stock may accrue at a rate which exceeds $25,000 of stock per calendar year. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or the end of the relevant purchase period or offering period. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.



     Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each participant's right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation. If the successor corporation refuses to undertake such an assumption or substitution, the Board of Directors shall shorten the purchase and offering periods then in progress (so that employees' rights to purchase stock under the Plan are exercised prior to the merger or sale of assets). In the event of a dissolution or liquidation, the purchase and offering periods then in place will be shortened (so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the dissolution or liquidation). The Purchase Plan will terminate in 2007. The Board of Directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.


  1997 Employee Stock Purchase Plan for Non-U.S. Employees


     The Company's 1997 Employee Stock Purchase Plan for Non-U.S. Employees (the "Foreign Purchase Plan") was adopted by the Board of Directors and the stockholders in August 1997, to take effect upon the date of the offering. The number of shares reserved for issuance under the Foreign Purchase Plan equals the number of shares reserved for issuance under the Purchase Plan, but not yet issued. The terms of the Foreign Purchase Plan are substantially similar to those of the Purchase Plan. The Foreign Purchase Plan is not intended to qualify under Section 423 of the Code.


  1997 Equity Incentive Plan


     The Company's 1997 Equity Incentive Plan (the "1997 Plan") was adopted by the Board of Directors and stockholders in August 1997. A total of 10,000,000 shares of Common Stock has been reserved for issuance under the 1997 Plan, which number will be increased on each anniversary date of the adoption of the 1997 Plan, beginning in 1998, by a number of shares equal to (i) the number of shares needed to restore the maximum aggregate number of shares reserved for issuance under the 1997 Plan to 10,000,000, or (ii) a lesser amount determined by the Board of Directors. The purposes of the 1997 Stock Plan are to attract and retain the best available personnel to serve the Company and to provide additional incentive to the Company's key personnel.

     The 1997 Plan provides for the granting of incentive stock options to employees and the granting of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. The 1997 Plan also provides for an automatic grant of an option to purchase 35,000 shares of Common Stock (the "First Option") to each person who first becomes a non-employee director following the effective date of the 1997 Plan on the date on which such person first becomes a non-employee director. After the First Option is granted to the non-employee director, he or she will automatically be granted an option to purchase 7,000 shares (a "Subsequent Option") on the date of the first Board of Directors meeting in each subsequent year, provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the Board at least six months. Each First Option and each Subsequent Option will have a term of eight years. Twenty-five percent of the shares subject to each First Option and each Subsequent Option will vest on the first anniversary of their date of grant, and 1/48th of the shares subject to each First Option and each Subsequent Option will vest each month thereafter. The exercise price of each First Option and each Subsequent Option will be 100% of the fair market value per share of the Company's Common Stock on the date of the grant of the option.


     The 1997 Plan will be administered by the Board of Directors or a committee designated by the Board (the "Administrator"). Options and SPRs under the 1997 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Options granted to employees and consultants under the 1997 Plan must generally be exercised within one month of the end of an optionee's status as an employee or consultant of the Company, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. Options granted to non-employee directors under the 1997 Plan may generally be exercised, to the extent vested, at any time during their eight year term, notwithstanding the director's cessation of service to the Company. The exercise price of all nonstatutory stock options granted under the 1997 Plan (except First and Subsequent Options) will be determined by the Administrator. With respect to any participant who owns stock possessing more than ten percent (10%) of the voting power of all classes of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options for all other employees will be no less than 100% of the fair market value per share on the date of grant.


     The maximum term of a stock option granted under the 1997 Plan may not exceed eight years from the date of grant, or five years from the date of grant in the case of an incentive stock option granted to a 10% Stockholder. In the case of SPRs, unless the Administrator determines otherwise, the Company will have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option will lapse at a rate determined by the Administrator.



     In the event of a merger or asset sale, the options or SPRs shall fully vest, unless the options or SPRs are assumed or substituted with equivalent options or SPRs by the successor corporation. In the event of a dissolution or liquidation, the Administrator has the discretion to fully vest the outstanding options and SPRs.

                              CERTAIN TRANSACTIONS

     In March 1997, C. Edward McVaney, Chairman, President and Chief Executive Officer, sold a total of 46,200 shares of Common Stock of the Company from his personal holdings to an employee of the Company and to Trygve E. Myhren, Harry
T. Lewis, Jr., Michael J. Maples and Gerald Harrison, each a director of the Company, for an aggregate purchase price of approximately $500,000. Each of the individuals purchased 9,240 shares. Additionally, in April 1997, Mr. McVaney sold 9,240 shares to Delwin D. Hock, a director of the Company, for a purchase price of approximately $100,000.

     In January 1996, the Company was notified of a contractual arrangement whereby two founders, Robert C. Newman and Jack L. Thompson, directors of the Company, proposed to sell 3,500,000 shares of their Company stock holdings to certain identified third parties. Under the terms of an Old Shareholder Agreement, described below, such stock was required to be offered to the Company at the pending sales price prior to the sale to third parties. The Company assigned its right to purchase these shares to the ESOP, which purchased the 3,500,000 shares of Common Stock from Messrs. Newman and Thompson for $10.4 million. Mr. Newman sold 875,000 shares, and Mr. Thompson sold 2,625,000 shares.

     In December 1995, the Company loaned $120,000 to Jack D. Schneider, an executive officer of the Company. The loan bore no interest and was paid in full in June 1996.

     In May 1995, the Company loaned $150,000 to Mr. McVaney. The loan bore interest at 2% over the prime lending rate and was collateralized by shares of the Company's Common Stock owned by Mr. McVaney. The loan plus accrued interest was paid in full in August 1995.

     In November 1994, Mr. Thompson exercised his right under the Old Shareholder Agreement, described below, to require the Company to purchase 176,260 shares of Common Stock. Such shares were purchased by the ESOP for a purchase price of $200,000.

     In November 1994, Mr. McVaney sold 1,112,020 shares of Common Stock to the Company for a purchase price of $2,838,828, Mr. Thompson sold 487,760 shares of Common Stock to the Company for a purchase price of $1,245,181, and Mr. Newman sold 358,820 shares of Common Stock to the Company for a purchase price of $916,016.

     In July 1994, the Company loaned $195,000 to Mr. Thompson who was also an executive officer and director of the Company at the time of the loan and currently a director of the Company. The loan bore interest at a rate of 2% over the prime lending rate and was collateralized by shares of the Company's Common Stock owned by Mr. Thompson. The loan plus accrued interest was paid in full in November 1994.

     In November 1993, the Company loaned $350,000 to Mr. McVaney. The loan bore interest at 2% over the prime lending rate and was collateralized by shares of the Company's Common Stock owned by Mr. McVaney. The loan plus accrued interest was paid in full in December 1993.


     In February 1993, the Founders (Messrs. McVaney, Thompson and Newman) and the Company entered into a Shareholder Agreement, which was amended in January 1996 (the "Old Shareholder Agreement"). The Old Shareholder Agreement sets forth, among other things, certain voting covenants and transfer restrictions on the shares beneficially owned by the Founders. In August 1997, the Founders and the Company amended and restated the Old Shareholder Agreement (the "Amended and Restated Stockholders Agreement"), which will become effective upon the date of this offering. The Amended and Restated Stockholders Agreement provides that Messrs. Newman and Thompson must cast their votes in the same proportion as the votes cast by Mr. McVaney with respect to certain significant corporate issues, such as amending the Company's Certificate of Incorporation or any merger, share exchange, sale or dissolution of the Company. In addition, each Founder must vote for the election of each of the other Founders to the Company's Board of Directors or a designee appointed by such other Founder.


     In the past, the Company has granted options to certain of its executive officers. The Company intends to continue to grant options to its officers in the future. See "Management -- Option Grants in Last Fiscal Year" and "Principal and Selling Stockholders."

     The Company believes that each of the transactions involving the Company described above were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any director or executive officer will be subject to approval by a majority of the disinterested members of the Board.

     The Company's Amended and Restated Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the General Corporation Law of Delaware. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company intends to enter into indemnification agreements with each of its officers and directors containing provisions that requires the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover its directors and officers under any Company liability insurance policies applicable to its directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information concerning the beneficial ownership of the Company's Common Stock as of July 31, 1997, and as adjusted to reflect the sale of shares offered by this Prospectus, for the following: (i) each person or entity who is known by the Company to own beneficially more than five percent of the outstanding shares of the Company's Common Stock (a "5% Stockholder"), (ii) each of the Company's current directors, (iii) each of the Named Officers, (iv) all directors and executive officers as a group, and (v) each Selling Stockholder. Unless otherwise indicated, each 5% Stockholder can be reached at the principal offices of the Company.



                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                       OWNED AFTER
                                                   OFFERING(1)         SHARES       OFFERING(1)(2)
                                              ---------------------     BEING     -------------------
                    NAME                        NUMBER      PERCENT    OFFERED      NUMBER    PERCENT
                    ----                      -----------   -------   ---------   ----------  -------
DIRECTORS, NAMED OFFICERS AND 5%
  STOCKHOLDERS:
  C. Edward McVaney(3)......................   36,890,840    46.6%    1,126,845   35,763,995   39.0%
  Jack L. Thompson(4).......................   12,924,520    16.3       643,912   12,280,608   13.4
  Robert C. Newman(5).......................   10,988,530    13.9       386,347   10,602,183   11.6
  Douglas S. Massingill(6)..................      545,160       *        --          545,160      *
  Richard E. Allen(7).......................      744,030       *        66,500      677,530      *
  Paul C. Covelo(8).........................      625,030       *        --          625,030      *
  David E. Girard(9)........................      257,600       *        --          257,600      *
  David M. Neal(10).........................       50,400       *        --           50,400      *
  Pamela L. Saxton(11)......................      110,600       *        --          110,600      *
  Jack D. Schneider(12).....................      293,160       *        --          293,160      *
  Richard G. Snow, Jr.(13)..................       54,810       *        --           54,810      *
  Daniel B. Snyder(14)......................      438,480       *        --          438,480      *
  Gerald Harrison...........................        9,240       *        --            9,240      *
  Delwin D. Hock............................        9,240       *        --            9,240      *
  Harry T. Lewis, Jr.(15)...................       23,240       *        --           23,240      *
  Michael J. Maples.........................        9,240       *        --            9,240      *
  Trygve E. Myhren..........................        9,240       *        --            9,240      *
  J.D. Edwards & Company ESOP(16)...........    8,706,040    11.0        --        8,706,040    9.5
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
  GROUP (17 PERSONS)(17)....................   63,983,360    78.0%    2,223,604   61,759,756   65.3%
OTHER SELLING STOCKHOLDERS:
  James P. Bessey(18).......................      256,900       *        55,125      201,775      *
  Edward W. Bettencourt(19).................      138,880       *         3,500      135,380      *
  William J. Bovaird III(20)................      799,330     1.0        59,850      739,480      *
  Mary E. Collison(21)......................      838,530     1.1       102,900      735,630      *
  James L. Foos(22).........................      448,770       *        52,500      396,270      *
  Michael C. Heber..........................      105,000       *        52,500       52,500      *
  Michael Iiams(23).........................      602,630       *        38,346      564,284      *
  Idella Kercher(24)........................      493,500       *        39,900      453,600      *
  Leo LaCascia(25)..........................      218,960       *        44,000      174,960      *
  Rod N. McDonald(26).......................      933,030     1.2       105,000      828,030      *
  R. Howard Miller(27)......................      277,900       *        58,275      219,625      *
  James L. Parish(28).......................       86,800       *        13,750       73,050      *
  Robert W. Siefker(29).....................      120,400       *        35,000       85,400      *
  Perry Stensland(30).......................      183,120       *        24,000      159,120      *
  Peter F. Sullivan(31).....................      363,720       *        78,750      284,970      *
  Charles H. Williams(32)...................       84,070       *        13,000       71,070      *


---------------

  *  Less than 1% of the Company's outstanding Common Stock.


 (1) Assumes no exercise of the Underwriters' over-allotment option. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares which the individual has the right to acquire within 60 days of July 31, 1997 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.



 (2) If the Underwriters' over-allotment option is exercised in full, Messrs. McVaney, Thompson and Newman will sell an additional 1,060,655 shares, 606,088 shares and 363,653 shares, respectively, in the offering. In such event, Messrs. McVaney, Thompson and Newman will beneficially own 34,703,340 shares, 11,674,520 shares and 10,238,530 shares, respectively, or 37.7%, 12.7% and 11.1%, respectively, of the shares outstanding. The Company will sell the remaining 294,604 shares of the over-allotment option if such option is exercised in full.



 (3) Includes 8,118,950 shares held by the C. Edward McVaney Trust, 14,000,000 shares held by the C. Edward McVaney G.R.A.T., 466,690 shares held of record by Mr. McVaney's wife, Carole L. McVaney, 14,000,000 held of record by the Carole L. McVaney, G.R.A.T. and 305,200 held of record by the McVaney Family Foundation. Pursuant to the Amended and Restated Stockholders Agreement, Mr. McVaney must vote his shares in accordance with the provisions of such agreement.



 (4) Includes 3,500,000 shares held by JVB Properties L.L.L.P., a company owned by Mr. Thompson and his wife, and excludes 8,706,040 shares owned by the ESOP. Mr. Thompson is a co-trustee of the ESOP, and shares voting and dispositive power of the shares owned by the ESOP, but has no pecuniary interest therein. Pursuant to the Amended and Restated Stockholders Agreement, Mr. Thompson must vote his shares in accordance with the provisions of such agreement.



 (5) Includes 5,600,000 shares held by Newkop Investments L.L.L.P., a company affiliated with Mr. Newman, and 157,500 shares held of record by the Jennifer A. Newman Trust. Pursuant to the Amended and Restated Stockholders Agreement, Mr. Newman must vote his shares in accordance with the provisions of such agreement.



 (6) Includes 545,160 shares subject to stock options exercisable within 60 days of July 31, 1997.



 (7) Includes 499,030 shares subject to stock options exercisable within 60 days of July 31, 1997 and 14,000 shares held of record by Mr. Allen's children. Excludes 8,706,040 shares owned by the ESOP. Mr. Allen is a co-trustee of the ESOP, and shares voting and dispositive power of the shares owned by the ESOP, but has no pecuniary interest therein.



 (8) Includes 625,030 shares subject to stock options exercisable within 60 days of July 31, 1997.



 (9) Includes 257,600 shares subject to stock options exercisable within 60 days of July 31, 1997.



(10) Includes 50,400 shares subject to stock options exercisable within 60 days of July 31, 1997.



(11) Includes 110,600 shares subject to stock options exercisable within 60 days of July 31, 1997.



(12) Includes 293,160 shares subject to stock options exercisable within 60 days of July 31, 1997.



(13) Includes 54,810 shares subject to stock options exercisable within 60 days of July 31, 1997.



(14) Includes 438,480 shares subject to stock options exercisable within 60 days of July 31, 1997.



(15) Includes 14,000 shares subject to stock options exercisable within 60 days of July 31, 1997.



(16) Excludes shares owned by Messrs. Allen, Dixon and Thompson, the trustees of the ESOP.



(17) Includes 2,888,270 shares subject to stock options exercisable within 60 days of July 31, 1997.



(18) Includes 29,400 shares subject to stock options exercisable within 60 days of July 31, 1997.



(19) Includes 19,880 shares subject to stock options exercisable within 60 days of July 31, 1997.



(20) Includes 361,830 shares subject to stock options exercisable within 60 days of July 31, 1997.



(21) Includes 499,030 shares subject to stock options exercisable within 60 days of July 31, 1997, 64,750 shares held of record by the Stephanie Ann Moore Irrevocable Trust and 64,750 shares held of record by the Donavan Vincent Rossi Irrevocable Trust.



(22) Includes 12,600 shares held by Mr. Foos' wife and 331,170 shares subject to stock options exercisable within 60 days of July 31, 1997.



(23) Includes 1,750 shares held by Mr. Iiams' daughter and 476,630 shares subject to stock options exercisable within 60 days of July 31, 1997.



(24) Includes 274,960 shares subject to stock options exercisable within 60 days of July 31, 1997.



(25) Includes 113,960 shares subject to stock options exercisable within 60 days of July 31, 1997.



(26) Includes 499,030 shares subject to stock options exercisable within 60 days of July 31, 1997.



(27) Includes 50,400 shares subject to stock options exercisable within 60 days of July 31, 1997.



(28) Includes 9,800 shares subject to stock options exercisable within 60 days of July 31, 1997.



(29) Includes 50,400 shares subject to stock options exercisable within 60 days of July 31, 1997.



(30) Includes 43,120 shares subject to stock options exercisable within 60 days of July 31, 1997.



(31) Includes 66,220 shares subject to stock options exercisable within 60 days of July 31, 1997.



(32) Includes 14,070 shares subject to stock options exercisable within 60 days of July 31, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 300,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK


     As of July 31, 1997, there were 79,184,910 shares of Common Stock outstanding, held of record by 120 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor, subject to any preferences that may be applicable to any outstanding Preferred Stock. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any prior liquidation rights of any outstanding Preferred Stock. The Common Stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued, fully paid and nonassessable.


PREFERRED STOCK

     Upon the closing of this offering, 5,000,000 shares of Preferred Stock will be authorized and no shares will be outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue 5,000,000 shares of Preferred Stock in one or more series and to fix the price, powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Company's Amended and Restated Certificate of Incorporation provides that, upon the effective date of this offering, the Company's Board of Directors will be classified into three classes of directors. See "Management -- Board of Directors." In addition, the Company's Bylaws will not permit stockholders of the Company to call a special meeting of stockholders. Only the Company's Board of Directors, Chairman of the Board or President may call a special meeting of stockholders.

     These and other provisions could have the effect of making it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise or to remove the incumbent officers and directors of the Company. These provisions may discourage certain types of coercive takeover practices and encourage persons seeking to acquire control of the Company to first negotiate with the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Harris Trust Company of California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon completion of this offering, the Company will have outstanding an aggregate of 91,684,910 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 15,500,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by an existing "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). The remaining 76,184,910 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows: (i) 580,580 shares will be eligible for immediate sale on the date of this Prospectus, (ii) 135,240 shares will be eligible for sale 90 days after the date of this Prospectus, (iii) 75,459,850 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus and (iv) 9,240 shares will be eligible for sale upon expiration of their respective one-year holding periods. Notwithstanding the above, the Company's ESOP, in which 8,706,040 shares are held as of the date of this Prospectus, obligates the trustees thereof to distribute at scheduled distribution dates shares held therein to a beneficiary following the cessation of his or her employment with the Company. The next scheduled distribution date will not occur until March 30, 1998. Following such distribution, the shares so distributed will be immediately available for sale in the public market to the extent they are not held by Affiliates.


     All officers and directors and certain stockholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain limited exceptions. Morgan Stanley & Co. Incorporated currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 916,849 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this offering). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144 and (ii) by Affiliates, under Rule 144 without compliance with its one-year minimum holding period requirements.

     The Company has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to certain limited exceptions.


     Following the offering, the Company intends to file registration statements under the Securities Act covering approximately 34,321,540 shares of Common Stock issued and outstanding, subject to outstanding options or reserved for issuance under the Company's stock plans. See "Management -- Employee Benefit Plans." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following discussion concerns the material United States federal income tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or an individual considered under the United States tax laws to be a resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any State, (iii) an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust for which a court within the United States is able to exercise primary supervision over the administration of the trust, and for which one or more United States fiduciaries has the authority to control all substantial decisions of the trust. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of federal income taxation and does not address any aspects of federal estate taxation or of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of shares of Common Stock.

     Dividends. Dividends, if any (see "Dividend Policy"), paid to a Non-U.S. Holder generally will be subject to United States withholding tax at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business of the Non-U.S. Holder within the United States. Dividends effectively connected with a trade or business will generally not be subject to withholding (if the Non-U.S. Holder complies with applicable United States Internal Revenue Service ("IRS") reporting requirements) and generally will be subject to United States federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate or, if available, a lower treaty rate. Under current U.S. Treasury regulations, dividends paid to an address outside the United States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretations of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership,
(x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships as well as rules for payments to so-called "hybrid entities." It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

     Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder with the United States (in which case the branch profits tax may also apply); (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and to whom such gain is United States source;
(iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain former United States citizens or residents; or
(iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time during the five year period ending on the date of disposition (or such shorter period that such shares were held).

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld, if any, with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. Dividends that are subject to United States withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States (if certain certification and disclosure requirements are met) are exempt from backup withholding of U.S. federal income tax. In general, backup withholding at a rate of 31% and information reporting will apply to other dividends paid on shares of Common Stock to holders that are not "exempt recipients" and fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

     Disposition of Common Stock. The payment of the proceeds from the disposition of shares of Common Stock through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting (but not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder, the broker has no actual knowledge to the contrary and certain other requirements are satisfied. For tax purpose, a "U.S.-related person" is
(i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived form activities that are effectively connected with the conduct of a United States trade or business.

     Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedures for obtaining such an exemption, if available.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Deutsche Morgan Grenfell Inc. and Robertson, Stephens & Company LLC are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Morgan Grenfell & Co. Limited and Robertson, Stephens & Company LLC are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                  NUMBER
                            NAME                                OF SHARES
                            ----                                ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Deutsche Morgan Grenfell Inc..............................
  Robertson, Stephens & Company LLC.........................

                                                                ----------
     Subtotal...............................................    12,400,000
                                                                ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Morgan Grenfell & Co. Limited.............................
  Robertson, Stephens & Company LLC.........................
                                                                ----------
     Subtotal...............................................     3,100,000
                                                                ----------
          Total.............................................    15,500,000
                                                                ==========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S.

Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company and certain Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an aggregate of                additional shares
of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

     The Common Stock has been approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol "JDEC."

     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not during the period ending 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the

Common Stock during a specified two month prior period, or 200,000 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Preliminary Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain matters will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS


     The consolidated financial statements and financial statement schedule of J.D. Edwards & Company as of October 31, 1995, October 31, 1996 and July 31, 1997 and for the years ended October 31, 1994, 1995 and 1996 and the nine months ended July 31, 1997, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                             CHANGE IN ACCOUNTANTS

     Effective May 1995, Price Waterhouse LLP was engaged as the Company's independent accountants and replaced Arthur Andersen LLP who were dismissed as the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. In the period from November 1, 1991 to May 1995, Arthur Andersen LLP issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, no adverse opinions or disclaimers of opinion on any of the Company's financial statements, and there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Arthur Andersen LLP has not audited or reported on any of the financial statements or information included in this Prospectus. Prior to May 1995, the Company had not consulted with Price Waterhouse LLP on items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-1 pursuant to the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to any such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     Upon completion of this offering, the Company will be subject to the information requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The Registration Statement, the exhibits and schedules forming a part thereof and the report and other information filed by the Company with the SEC in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year.

                             J.D. EDWARDS & COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Changes in Stockholders' Equity
  (Deficit).................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of
J. D. Edwards & Company


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of J.D. Edwards & Company at October 31, 1995 and 1996, and July 31, 1997 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, and the nine months ended July 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Boulder, Colorado

August 22, 1997

                             J.D. EDWARDS & COMPANY

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                          PRO FORMA
                                                                                        STOCKHOLDERS'
                                                        OCTOBER 31,                         EQUITY
                                                    -------------------    JULY 31,        JULY 31,
                                                      1995       1996        1997            1997
                                                    --------   --------   -----------   --------------
                                                                                           (NOTE 1)
                                                                                           (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 34,897   $ 25,554    $ 38,649
  Accounts receivable, net of allowance for
     doubtful accounts of $5,700, $5,600 and
     $6,700 at October 31, 1995 and 1996 and July
     31, 1997, respectively.......................    85,136    120,736     167,916
  Prepaid and other current assets................     4,192     13,172       5,268
  Current portion of deferred income taxes........     7,729      7,122       8,510
                                                    --------   --------    --------
          Total current assets....................   131,954    166,584     220,343
Property and equipment, net.......................    28,507     51,355      53,931
Software development costs, net...................    10,905     15,657      13,582
Non-current portion of deferred income taxes......     1,819      4,282       7,283
Deposits and other assets.........................     2,006      5,908       5,800
                                                    --------   --------    --------
                                                    $175,191   $243,786    $300,939
                                                    ========   ========    ========

                 LIABILITIES, MANDATORILY REDEEMABLE SHARES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable................................  $ 20,386   $ 32,321    $ 25,818
  Unearned revenue and customer deposits..........    35,206     44,327      79,492
  Accrued liabilities.............................    54,629     69,367      79,424
                                                    --------   --------    --------
          Total current liabilities...............   110,221    146,015     184,734
Unearned revenue, net of current portion, and
  other noncurrent liabilities....................    22,025     27,845      32,429
                                                    --------   --------    --------
          Total liabilities.......................   132,246    173,860     217,163
                                                    --------   --------    --------
Commitments and contingencies (Notes 5 and 8).....     --         --         --
Mandatorily redeemable shares, at redemption
  value...........................................    19,973     47,024      99,076        $    --
                                                    --------   --------    --------        -------
Stockholders' equity (deficit):
  Preferred stock, $.001 par value; 5,000,000
     shares authorized; none outstanding..........     --         --         --             --
  Common stock, $.001 par value; 300,000,000
     shares authorized; 79,038,820 and 79,093,070
     issued and outstanding as of October 31, 1995
     and 1996, respectively, and 79,184,910 issued
     and outstanding as of July 31, 1997 actual
     and pro forma................................        79         79          79             79
  Additional paid-in capital......................     3,593      3,669       4,780         17,196
  Retained earnings...............................    39,302     65,628      80,026         80,026
  Cumulative translation adjustments and other,
     net..........................................       (29)       550      (1,109)        (1,109)
  Adjustment for mandatorily redeemable shares....   (19,973)   (47,024)    (99,076)            --
                                                    --------   --------    --------        -------
          Total stockholders' equity (deficit)....    22,972     22,902     (15,300)       $96,192
                                                    --------   --------    --------        -------
                                                    $175,191   $243,786    $300,939
                                                    ========   ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             J.D. EDWARDS & COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED OCTOBER 31,              JULY 31,
                                             ------------------------------   ----------------------
                                               1994       1995       1996        1996         1997
                                             --------   --------   --------   -----------   --------
                                                                              (UNAUDITED)
Revenue:
  License fees.............................  $107,561   $134,138   $180,366    $110,498     $151,046
  Services.................................   133,026    206,628    297,682     213,285      280,163
                                             --------   --------   --------    --------     --------
          Total revenue....................   240,587    340,766    478,048     323,783      431,209
                                             --------   --------   --------    --------     --------
Costs and expenses:
  Cost of license fees.....................    12,832     18,461     27,443      19,797       24,984
  Cost of services.........................    87,826    128,144    184,846     133,173      173,612
  Sales and marketing......................    76,169    102,310    128,759      90,837      118,616
  General and administrative...............    27,377     38,677     53,052      37,119       48,439
  Research and development.................    18,936     24,296     40,321      27,828       41,100
                                             --------   --------   --------    --------     --------
          Total costs and expenses.........   223,140    311,888    434,421     308,754      406,751
                                             --------   --------   --------    --------     --------
Operating income...........................    17,447     28,878     43,627      15,029       24,458
Other income (expense):
  Interest income..........................       483      1,697        629         442          383
  Interest expense.........................      (101)      (576)      (899)       (725)        (586)
  Foreign currency losses and other, net...      (486)      (411)    (1,403)       (759)      (1,310)
                                             --------   --------   --------    --------     --------
Income before income taxes.................    17,343     29,588     41,954      13,987       22,945
  Provision for income taxes...............     5,280     11,379     15,628       5,315        8,547
                                             --------   --------   --------    --------     --------
Net income.................................  $ 12,063   $ 18,209   $ 26,326    $  8,672     $ 14,398
                                             ========   ========   ========    ========     ========
Earnings per common share..................  $   0.15   $   0.22   $   0.30    $   0.10     $   0.15
                                             ========   ========   ========    ========     ========
Weighted average common shares
  outstanding..............................    81,755     82,006     87,169      86,958       93,921


  The accompanying notes are an integral part of these consolidated financial statements.

                             J.D. EDWARDS & COMPANY

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                            COMMON STOCK
                                                             (INCLUDING                                          ADJUSTMENT
                                                             MANDATORILY                                             FOR
                                                         REDEEMABLE SHARES)    ADDITIONAL                        MANDATORILY
                                                         -------------------    PAID-IN     RETAINED             REDEEMABLE
                                                           SHARES     AMOUNT    CAPITAL     EARNINGS    OTHER      SHARES
                                                         ----------   ------   ----------   --------   -------   -----------
Balance, October 31, 1993..............................  81,053,140    $81      $ 6,445     $ 9,030    $(1,301)   $(12,441)
Purchase of common stock...............................    (568,610)   --          (255)      --         --         --
Shares issued to ESOP..................................     608,230    --         1,640       --         --         (1,640)
Increase in share redemption value of mandatorily
  redeemable ESOP shares...............................      --        --         --          --         --           (209)
Net income.............................................      --        --         --         12,063      --         --
Change in cumulative translation adjustment and other,
  net..................................................      --        --         --          --           199      --
                                                         ----------    ---      -------     -------    -------    --------
Balance, October 31, 1994..............................  81,092,760     81        7,830      21,093     (1,102)    (14,290)
Purchase of common stock...............................  (2,706,690)    (3)      (6,450)      --         --         --
Shares issued to ESOP..................................     647,570      1        2,200       --         --         (2,201)
Increase in share redemption value of mandatorily
  redeemable ESOP shares...............................      --        --         --          --         --         (3,682)
Purchase of founders' stock by ESOP....................      --        --         --          --         --            200
Net income.............................................      --        --         --         18,209      --         --
Change in cumulative translation adjustment and other,
  net..................................................       5,180    --            13       --         1,073      --
                                                         ----------    ---      -------     -------    -------    --------
Balance, October 31, 1995..............................  79,038,820     79        3,593      39,302        (29)    (19,973)
Purchase of common stock...............................     (25,200)   --          (152)      --         --            152
Increase in share redemption value of mandatorily
  redeemable ESOP shares...............................      --        --         --          --         --        (23,903)
Increase in founders' stock purchase obligation........      --        --         --          --         --         (3,300)
Stock option exercises.................................      79,450    --           228       --         --         --
Net income.............................................      --        --         --         26,326      --         --
Change in cumulative translation adjustment and other,
  net..................................................      --        --         --          --           579      --
                                                         ----------    ---      -------     -------    -------    --------
Balance, October 31, 1996..............................  79,093,070     79        3,669      65,628        550     (47,024)
Increase in share redemption value of mandatorily
  redeemable ESOP shares...............................      --        --         --          --         --        (52,052)
Stock option exercises.................................      91,840    --           306       --         --         --
Net income.............................................      --        --         --         14,398      --         --
Change in cumulative translation adjustment and other,
  net..................................................      --        --           805       --        (1,659)     --
                                                         ----------    ---      -------     -------    -------    --------
Balance, July 31, 1997.................................  79,184,910    $79      $ 4,780     $80,026    $(1,109)   $(99,076)
                                                         ==========    ===      =======     =======    =======    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             J.D. EDWARDS & COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                 NINE MONTHS ENDED
                                                  YEAR ENDED OCTOBER 31,              JULY 31,
                                              ------------------------------   ----------------------
                                                1994       1995       1996        1996         1997
                                              --------   --------   --------   -----------   --------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................  $ 12,063   $ 18,209   $ 26,326      $  8,672   $ 14,398
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation..............................     6,143      7,978     13,166         9,979     11,363
  Amortization of software development
     costs..................................     2,139      2,193      2,568         1,865      4,319
  Provision for deferred income taxes.......    (4,840)    (3,588)    (1,854)        1,298     (4,389)
  Other.....................................        38      1,195      2,216         1,530        884
Changes in operating assets and liabilities:
  Accounts receivable, net..................   (15,228)   (21,365)   (35,975)      (17,004)   (48,752)
  Prepaid and other current assets..........    (1,307)     2,886     (2,065)       (5,860)       380
  Accounts payable..........................     3,917      5,480     12,138         6,403     (6,091)
  Unearned revenue and customer deposits....    11,142     13,313     13,655        21,224     41,072
  Accrued liabilities.......................    13,170     15,039     12,185        (6,235)    10,251
                                              --------   --------   --------      --------   --------
          Net cash from operating
            activities......................    27,237     41,340     42,360        21,872     23,435
                                              --------   --------   --------      --------   --------
INVESTING ACTIVITIES:
Purchase of property and equipment..........    (8,837)   (19,454)   (41,135)      (36,262)   (16,174)
Proceeds from sale of assets................        --         --         --            --      8,590
Capitalized software development costs......    (2,103)    (9,763)    (7,320)       (5,807)    (2,244)
Other.......................................        --         --     (2,695)       (2,695)        --
                                              --------   --------   --------      --------   --------
          Net cash used for investing
            activities......................   (10,940)   (29,217)   (51,150)      (44,764)    (9,828)
                                              --------   --------   --------      --------   --------
FINANCING ACTIVITIES:
Proceeds from bank line of credit...........     3,000         --     85,100        57,050     81,950
Repayment of bank line of credit............    (3,000)        --    (85,100)      (56,150)   (81,950)
Purchase of common stock....................      (136)    (6,452)      (152)           --         --
Other.......................................      (205)       514         83          (274)       306
                                              --------   --------   --------      --------   --------
          Net cash provided by (used for)
            financing activities............      (341)    (5,938)       (69)          626        306
                                              --------   --------   --------      --------   --------
Effect of exchange rate changes on cash.....        23         97       (484)         (462)      (818)
                                              --------   --------   --------      --------   --------
Net increase (decrease) in cash and cash
  equivalents...............................    15,979      6,282     (9,343)      (22,728)    13,095
Cash and cash equivalents at beginning of
  period....................................    12,636     28,615     34,897        34,897     25,554
                                              --------   --------   --------      --------   --------
Cash and cash equivalents at end of
  period....................................  $ 28,615   $ 34,897   $ 25,554      $ 12,169   $ 38,649
                                              ========   ========   ========      ========   ========
SUPPLEMENTAL DISCLOSURE OF OTHER CASH AND
  NON-CASH INVESTING AND FINANCING
  TRANSACTIONS
  Interest paid.............................  $     94   $    576   $    899      $    725   $    586
  Income taxes paid.........................     5,532     13,452      8,061         5,982     20,735
  ESOP contribution funded with common
     stock..................................     1,640      2,201         --            --         --


  The accompanying notes are an integral part of these consolidated financial statements.

                             J.D. EDWARDS & COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Operation

     J. D. Edwards & Company and Subsidiaries (the "Company") develops, markets and supports highly functional Enterprise Resource Planning ("ERP") software solutions that operate on multiple computing platforms and are designed to accelerate customers' time to benefit, lower customers' cost of ownership and reduce information systems risks arising from changes in technology and business practices. The Company's integrated software application suites support manufacturing, finance, distribution/logistics and human resources operations for multi-site and multinational organizations. The Company provides implementation, training and support services designed to enable customers to rapidly achieve the benefits of the Company's ERP solutions. The Company has developed and marketed ERP solutions for over 20 years, principally for operation on AS/400 and other IBM mid-range systems and, more recently, on leading UNIX and Windows NT servers through Windows- and Internet browser-enabled desktop clients. The Company operates primarily in the United States, Canada, Europe, Asia, Latin America and Africa.

  Principles of Consolidation and Basis of Presentation

     The accounts of the Company have been consolidated. All intercompany accounts and transactions have been eliminated. The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

  Reincorporation and Stock Split


     In August 1997, the Company reincorporated in Delaware. In connection therewith, the Company effected a 70-for-one stock split with 300.0 million authorized shares of $.001 par value common stock and 5.0 million authorized shares of $.001 par value preferred stock. All references in the consolidated financial statements to shares, share prices, and per share amounts have been adjusted retroactively for all periods presented.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company recognizes revenue in accordance with the provisions of Statement of Position 91-1, "Software Revenue Recognition." The Company licenses software under non-cancelable license agreements and provides related services, including support, training, consulting and implementation. Training, consulting and implementation services are not essential to the functionality of the Company's software products, are separately priced and are available from a number of suppliers. Accordingly, revenue from these services is recorded separately from the license fee. License fee revenue is recognized when a non-cancelable license agreement has been signed, the product has been delivered, collection is probable and all significant contractual obligations relating to this license have been satisfied. Revenue on all software license transactions in which there are significant outstanding obligations is deferred and recognized once such obligations are fulfilled. Typically, the Company's software licenses do not include significant post-delivery obligations to be fulfilled by the Company and payments are due within a twelve-month period from date of delivery. Where software license contracts call for payment terms in excess of twelve months from date of delivery, revenue is

                             J.D. EDWARDS & COMPANY
recognized as payments become due and all other conditions for revenue recognition have been satisfied. Revenue from training, consulting and implementation services is recognized as services are performed. Revenue from agreements for supporting and providing periodic upgrades to the licensed software is recorded as deferred revenue and is recognized ratably over the support service period, and includes a portion of the related license fee equal to the fair value of any bundled support services. The Company does not require collateral for its receivables and reserves are maintained for potential losses.

  Software Research and Development Costs

     The Company capitalizes internally developed software costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization of development costs of software products begins once the technological feasibility of the product is established. Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design. Capitalization ceases when such software is ready for general release, at which time amortization of the capitalized costs begins.

     Amortization of capitalized internally developed software costs is computed as the greater of: (a) the amount determined by ratio of the product's current revenue to its total expected future revenue or (b) the straight-line method over the product's estimated useful life of three years. During all periods presented herein, the Company has used the straight-line method to amortize such capitalized costs.

     Research and development costs relating principally to the design and development of products (exclusive of costs capitalized under SFAS No. 86) are expensed as incurred. The cost of developing routine enhancements are expensed as research and development costs as incurred because of the short time between the determination of technological feasibility and the date of general release of related products.

  Foreign Currency Translation

     The functional currency of each subsidiary is the local currency. Translation of balance sheet amounts to U.S. dollars is based on exchange rates as of each balance sheet date. Income statement and cash flow statement amounts are translated at the average exchange rates for the period. Cumulative currency translation adjustments, net of related deferred taxes, are presented in a separate component of stockholders' equity (deficit). Transaction gains and losses and unrealized gains and losses on short-term intercompany receivables and payables are included in income as incurred.

  Cash and Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value.

  Concentration of Credit Risk


     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. The Company believes the risk with respect to trade receivables is mitigated, to some extent, by the fact that the Company's customer base is widespread geographically and is highly diversified. No single customer accounted for ten percent or more of revenue for fiscal 1994, 1995 or 1996 or for the nine months ended July 31, 1997, or of accounts receivable at October 31, 1995 or 1996 or at July 31, 1997.

                             J.D. EDWARDS & COMPANY

  Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, including cash and accounts receivable and payable, approximate their fair values.

  Property and Equipment

     Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Furniture and fixtures...................................  5-7 years
Computer equipment.......................................  3 years

  Stock-based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25") to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB No. 25 are required to disclose the pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25, and accordingly, it has included the pro forma disclosures required under SFAS No. 123 in Note 7.

  Income Taxes

     Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. Deferred tax assets may be reduced by a valuation allowance if current evidence indicates that it is considered likely that these benefits will not be realized.

  Earnings Per Common Share

     Earnings per common share ("EPS") are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options, and the weighted average shares outstanding for each period have been adjusted to include all common shares issuable under stock options using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, such computations include all common and common equivalent shares issued within the twelve months preceding the initial filing date of the Company's Registration Statement as if they were outstanding for all periods presented, using the treasury stock method and an assumed initial public offering price. All shares owned by the J.D. Edwards & Company Employee Stock Ownership Plan (the "ESOP") are included in the weighted average common shares outstanding.

                             J.D. EDWARDS & COMPANY

     SFAS No. 128, "Earnings per Share," was issued in February of 1997. The Company will be required to apply this statement in its consolidated financial statements for fiscal 1998. This pronouncement establishes new standards for computing and presenting EPS on a basis that is more comparable to international standards and provides for the presentation of basic and diluted EPS, replacing the currently required primary and fully-diluted EPS. The basic EPS will be computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted EPS will be computed in a manner similar to the current method for calculating fully-diluted EPS. Prior period EPS will be restated to conform with the new statement. The pro forma effect of applying SFAS No. 128 on the Company's historical consolidated financial statements is as follows (in thousands, except per share data):


                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED OCTOBER 31,          JULY 31,
                                                ------------------------   ---------------------
                                                 1994     1995     1996       1996         1997
                                                ------   ------   ------   -----------    ------
                                                                           (UNAUDITED)
EPS AS REPORTED
  Primary EPS.................................  $ 0.15   $ 0.22   $ 0.30     $ 0.10       $ 0.15
  Weighted average common shares
     outstanding..............................  81,755   82,006   87,169     86,958       93,921
PRO FORMA EPS
  Basic EPS Computation:
     Basic EPS................................  $ 0.15   $ 0.23   $ 0.33     $ 0.11       $ 0.18
     Weighted average common shares
       outstanding............................  80,872   79,139   79,044     79,046       79,120
  Diluted EPS Computation:
     Diluted EPS..............................  $ 0.15   $ 0.22   $ 0.30     $ 0.10       $ 0.15
     Weighted average common shares
       outstanding assuming dilution..........  81,755   82,006   87,169     86,958       93,921


  Unaudited Pro Forma Stockholders' Equity


     The Board of Directors has authorized management of the Company to file a registration statement with the Securities and Exchange Commission ("SEC") permitting the Company to sell shares of its common stock to the public. If the Company's initial public offering ("IPO") is consummated under the terms presently anticipated, the mandatory redemption feature of the mandatorily redeemable shares will be removed and restrictions on certain of the Company's outstanding Common Stock will lapse, resulting in income tax benefits to the Company. Such benefits will arise from tax deductions available to the Company upon the lapse of the stock restrictions. Because these tax deductions did not result from any corresponding charges to income for financial statement purposes, the tax benefit will be credited to additional paid-in capital in accordance with SFAS No. 109, "Accounting for Income Taxes." Unaudited pro forma stockholders' equity as of July 31, 1997, as set forth on the accompanying consolidated balance sheets, is adjusted for the aforementioned events based on an assumed public offering price.



  Unaudited Interim Financial Statements



     The accompanying interim consolidated financial statements for the nine months ended July 31, 1996 are unaudited. In the opinion of the Company, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of the Company's operations and its cash flows for the nine months ended July 31, 1996.

                             J.D. EDWARDS & COMPANY

(2) BALANCE SHEET COMPONENTS

     Certain balance sheet components are as follows (in thousands):


                                                        OCTOBER 31,
                                                    --------------------     JULY 31,
                                                      1995        1996         1997
                                                    --------    --------    -----------
PROPERTY AND EQUIPMENT:
  Furniture and fixtures..........................  $ 24,739    $ 34,519     $ 41,265
  Computer equipment..............................    22,589      30,469       36,255
  Land............................................        --      16,321       16,418
                                                    --------    --------     --------
                                                      47,328      81,309       93,938
  Less: accumulated depreciation..................   (18,821)    (29,954)     (40,007)
                                                    --------    --------     --------
                                                    $ 28,507    $ 51,355     $ 53,931
                                                    ========    ========     ========
SOFTWARE DEVELOPMENT COSTS:
  Software development costs......................  $ 17,072    $ 24,392     $ 26,636
  Less: accumulated amortization..................    (6,167)     (8,735)     (13,054)
                                                    --------    --------     --------
                                                    $ 10,905    $ 15,657     $ 13,582
                                                    ========    ========     ========
ACCRUED LIABILITIES:
  Accrued compensation and related expenses.......  $ 34,893    $ 36,462     $ 50,610
  Income taxes payable............................     5,044      13,869        7,556
  Other accrued expenses..........................    14,692      19,036       21,258
                                                    --------    --------     --------
                                                    $ 54,629    $ 69,367     $ 79,424
                                                    ========    ========     ========


(3) BANK LINE OF CREDIT


     The Company has a $50 million, unsecured, revolving line of credit (the "Revolver") with a syndication of banks. The Revolver expires on July 31, 1999. Borrowings under the Revolver are for working capital requirements and other general corporate purposes and bear interest up to the bank's prime rate plus
 .50% or LIBOR plus 1.75% at the option of the Company. The credit agreement associated with the Revolver requires that the Company remain in compliance with certain affirmative and negative covenants and representations and warranties. The financial covenants include liquidity, leverage, and coverage ratios, capital expenditure limitations and profitability requirements. Non-financial covenants include, but are not limited to, certain restrictions on additional indebtedness, contingent liabilities, mergers and acquisitions and investments. At October 31, 1995 and 1996 and July 31, 1997, the Company was in full compliance with all covenants under the credit agreement in place at the time. There were no borrowings outstanding under any credit agreement at October 31, 1995 and 1996 and July 31, 1997.


(4) ESOP AND ESOP MANDATORILY REDEEMABLE SHARES

     Effective January 1, 1989, the Company established the ESOP, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company makes discretionary contributions of cash and/or shares of common stock of the Company to the ESOP trust fund. The trust fund is maintained in the form of individual participant accounts that vest over a seven-year period. Allocations to these accounts are made on the basis of each participant's proportionate share of total compensation paid by the Company to all ESOP participants. At the discretion of the Company, unvested shares forfeited by a terminated participant may be used to offset future Company contributions to the ESOP or may be reallocated to the remaining participants of the ESOP. With certain limitations, Company employees in the United States who are at least 21 years old and have completed one year of service are eligible ESOP participants.

     Upon termination of employment, a participant may elect to receive a distribution of Company common stock for shares vested or require the Company to purchase such vested shares. In the event the Company is required to purchase such shares from a terminating employee, the Company will purchase the vested shares

                             J.D. EDWARDS & COMPANY
at the appraised value for the shares. The Company engages an independent appraiser to perform an annual valuation of the Company's common stock for this purpose.

     The ESOP provides that once the Company's common stock is publicly traded, a terminating employee will only be allowed to receive his or her vested shares and will no longer be able to require the Company to purchase such vested shares. In accordance with the requirements of the SEC, which provide that the total redemption value of the ESOP shares be excluded from stockholders' equity, the redemption value of shares held by the ESOP, based upon the last annual valuation, has been reflected in the accompanying balance sheets as mandatorily redeemable shares with the offsetting adjustments included as a reduction of stockholders' equity. Upon completion of the IPO, the Company's obligation to purchase the ESOP shares will terminate and the amount related to the mandatorily redeemable shares will be reclassified to stockholders' equity. Accordingly, the pro forma balance sheet presentation gives effect to the removal of the option of terminating employees requiring the Company to purchase such vested shares.


     Compensation cost is measured as the estimated fair value of shares contributed to or committed to be contributed to the ESOP plus the cash contributed to or committed to be contributed to the ESOP. For the years ended October 31, 1994, 1995 and 1996, the Company recognized as compensation cost $3.0 million, $4.5 million and $5.9 million, respectively. For the nine months ended July 31, 1997, the Company recognized $5.2 million as compensation cost. The ESOP owned 5,231,450, 6,718,040, and 8,706,040 at October 31, 1995 and 1996
and July 31, 1997, respectively. All shares owned by the ESOP have been allocated to participants.


(5) FOUNDERS' STOCK


     The founders of the Company currently own or control a majority of the Company's issued and outstanding common stock. The Company and the founders have a shareholder agreement (the "Shareholder Agreement") whereby the Company has agreed to purchase a limited amount of the founders' stock in the event of their deaths. This purchase obligation is limited to proceeds of life insurance policies owned by the Company on the lives of the founders. Under the Shareholder Agreement, a founder may also require the Company to purchase a limited number of shares up to an aggregate amount of $2.2 million at October 31, 1995 and $5.5 million at October 31, 1996 and July 31, 1997. This purchase obligation is at a price equal to 40% of fair value, as determined by the Company's Board of Directors. Additionally, if a founder proposes to sell any of his shares, he must first offer the shares to the Company and the Company, at its option, may purchase such shares at the lesser of fair value or the price offered by a third party. The Company may allow the ESOP to purchase any shares sold pursuant to the Shareholder Agreement.



     In August 1997, the founders of the Company entered into an agreement which will replace the Shareholder Agreement upon the completion of the IPO (the "New Shareholder Agreement"). The New Shareholder Agreement has no provisions which obligate the Company to purchase any shares of the founders' stock.



     In accordance with the requirements of the SEC, the share redemption obligations under the Shareholder Agreement were reflected in the accompanying balance sheets as mandatorily redeemable shares with the offsetting adjustment included as a reduction of stockholders' equity. Upon completion of the IPO, the New Shareholder Agreement eliminates the Company's purchase obligation and the mandatorily redeemable amount will be reclassified to stockholders' equity and, accordingly, the pro forma balance sheet gives effect to this reclassification.



     During the year ended October 31, 1995, the three founders sold 2.0 million shares of common stock to the Company for $5.0 million under the terms of the Shareholder Agreement.


     Additionally, during the year ended October 31, 1995 one of the founders exercised his option under the Shareholder Agreement to require the Company to purchase 176,260 shares of common stock. The Company allowed such shares to be purchased by the ESOP for $200,000.

                             J.D. EDWARDS & COMPANY

     During the year ended October 31, 1996, the Company was notified of a contractual arrangement whereby two founders would sell 3.5 million shares of stock to certain identified third parties. Under the terms of the Shareholder Agreement, such stock was required to be offered to the Company at the pending sales price prior to the sale to the third parties. The Company assigned its right-to-purchase these shares to the ESOP, which purchased the 3.5 million shares of common stock from the founders for $10.4 million.


     During the nine months ended July 31, 1997, one of the founders sold 55,440 shares of common stock to certain members of the Board of Directors and one employee. The Company recognized as compensation expense $223,000 which represented the difference between the sales price and the estimated fair value of the Company's common stock on the date of the sale.


(6) INCOME TAXES

     Income before income taxes consists of the following (in thousands):


                                                                             NINE MONTHS
                                                 YEAR ENDED OCTOBER 31,         ENDED
                                               ---------------------------    JULY 31,
                                                1994      1995      1996        1997
                                               -------   -------   -------   -----------
Domestic.....................................  $18,895   $27,852   $24,770     $ 8,889
Foreign......................................   (1,552)    1,736    17,184      14,056
                                               -------   -------   -------     -------
                                               $17,343   $29,588   $41,954     $22,945
                                               =======   =======   =======     =======


     Components of the provision for income taxes are as follows (in thousands):


                                                                             NINE MONTHS
                                                 YEAR ENDED OCTOBER 31,         ENDED
                                               ---------------------------    JULY 31,
                                                1994      1995      1996        1997
                                               -------   -------   -------   -----------
Current provision:
  U.S. Federal...............................  $ 6,226   $ 7,829   $ 8,737     $ 7,714
  State......................................    1,591     2,044     1,259       1,005
  Foreign....................................    2,303     5,094     7,486       4,217
                                               -------   -------   -------     -------
                                                10,120    14,967    17,482      12,936
                                               -------   -------   -------     -------
Deferred provision (benefit):
  U.S. Federal...............................   (2,970)   (1,134)   (4,951)     (3,734)
  State......................................     (608)     (425)       --        (128)
  Foreign....................................   (1,262)   (2,029)    3,097        (527)
                                               -------   -------   -------     -------
                                                (4,840)   (3,588)   (1,854)     (4,389)
                                               -------   -------   -------     -------
          Total provision for income taxes...  $ 5,280   $11,379   $15,628     $ 8,547
                                               =======   =======   =======     =======

                             J.D. EDWARDS & COMPANY

     The provisions for income taxes are different from the amounts computed by applying the federal statutory rate to income before income taxes. The amounts are reconciled as follows (in thousands):


                                                                             NINE MONTHS
                                                 YEAR ENDED OCTOBER 31,         ENDED
                                               ---------------------------    JULY 31,
                                                1994      1995      1996        1997
                                               -------   -------   -------   -----------
Statutory rate...............................  $ 6,070   $10,356   $14,684     $ 8,031
Reversal of valuation allowance for foreign
  subsidiaries' loss carryforwards...........   (2,352)       --        --          --
Foreign income taxed at higher rates.........    1,646     1,887     3,018       1,550
Non-deductible expenses......................      662     1,007     1,676       1,027
State income taxes, net of federal benefit...      612     1,052       818         570
Income tax credits...........................   (1,593)   (2,774)   (3,844)     (2,309)
Other........................................      235      (149)     (724)       (322)
                                               -------   -------   -------     -------
Provision for income taxes...................  $ 5,280   $11,379   $15,628     $ 8,547
                                               =======   =======   =======     =======


     Deferred tax assets and liabilities are comprised of the following (in thousands):


                                                         OCTOBER 31,
                                                      ------------------     JULY 31,
                                                       1995       1996         1997
                                                      -------    -------    -----------
Deferred tax assets:
  Revenue deferred for book purposes................  $ 5,059    $ 6,743      $ 7,767
  Foreign tax credit carryforwards..................       --      4,639        4,639
  Allowance for doubtful accounts...................    2,032      1,677        2,756
  Vacation and other accruals.......................    1,796      2,412        3,604
  Unrealized currency losses........................      797        112          161
  Foreign subsidiaries' loss carryforwards..........    2,546         --           --
  Foreign income currently subject to U.S. tax......       --      1,986        1,986
  Other.............................................    2,308      1,216        1,463
                                                      -------    -------      -------
          Total deferred tax assets.................   14,538     18,785       22,376
                                                      -------    -------      -------
Deferred tax liabilities:
  Capitalized software development costs............   (4,185)    (5,503)      (4,912)
  Previously taxed revenue..........................       --     (1,546)      (1,584)
  Other.............................................     (805)      (332)         (87)
                                                      -------    -------      -------
          Total deferred tax liabilities............   (4,990)    (7,381)      (6,583)
                                                      -------    -------      -------
Net deferred tax asset..............................  $ 9,548    $11,404      $15,793
                                                      =======    =======      =======
Current portion of deferred taxes...................  $ 7,729    $ 7,122      $ 8,510
Non-current portion of deferred taxes...............    1,819      4,282        7,283
                                                      -------    -------      -------
Net deferred tax asset..............................  $ 9,548    $11,404      $15,793
                                                      =======    =======      =======



     The Company has available approximately $4.6 million of foreign tax credit carryforwards generated by certain foreign subsidiaries, which will expire in 2001.



     At October 31, 1996 and July 31, 1997, the unremitted earnings of the foreign subsidiaries were $7.5 million and $5.2 million, respectively. The unrecognized deferred tax liability for such earnings is immaterial.

                             J.D. EDWARDS & COMPANY

(7) EMPLOYEE RETIREMENT SAVINGS PLAN AND STOCK OPTIONS

  Employee Retirement Savings Plan

     In 1988, the Company established the J.D. Edwards & Company Retirement Savings Plan (the "401(k) Plan") subject to the provisions of ERISA. The 401(k) Plan is an Internal Revenue Code Section 401(k) plan, commonly known as a salary reduction retirement plan. Employees with a minimum of six months of service are eligible to participate in the 401(k) Plan.


     The Company generally matches 50% of an employee's eligible contributions to the 401(k) Plan, up to a maximum match of 2% of eligible compensation. Both matching and discretionary contributions are determined in connection with the determination of contributions to the ESOP. The Company's matching contributions are fully vested to all participants completing 1,000 hours of service and employed by the Company on the last day of the calendar year. Discretionary contributions are subject to a vesting schedule based on number of years of service with the Company. The Company recognized expense for matching contributions of $1.1 million, $1.8 million, $200,000 and $1.6 million for fiscal 1994, 1995 and 1996, and the nine months ended July 31, 1997, respectively. There have been no discretionary contributions made by the Company since the inception of the 401(k) Plan.


  Stock Options


     In August 1997, the Company established an Equity Incentive Plan (the "1997 Plan"). A total of 10,000,000 shares of common stock are reserved for issuance under the 1997 Plan, which number will be increased on each anniversary date of the adoption of the 1997 Plan, beginning in 1998, by a number of shares equal to the number of shares needed to restore the maximum aggregate number of shares reserved for issuance under the 1997 Plan to 10,000,000 or a lesser amount determined by the Company's Board of Directors. The 1997 Plan provides for the granting of incentive stock options to employees and the granting of nonstatutory stock options and stock purchase rights to employees, directors and consultants.



     In November 1992, the Company established an Incentive Stock Option Plan and a Nonqualified Stock Option Plan (the "1992 Option Plans"). A total of 35,000,000 shares of common stock are authorized for issuance under the 1992 Option Plans, of which 14,980,490 shares and 12,701,990 shares were available for grant as of October 31, 1996 and July 31, 1997, respectively. The Company does not anticipate granting additional options under the 1992 Option Plans after completion of the IPO. Options granted vest over a period of time ranging from four to five years with a term of not more than ten years.



     The Company records compensation expense related to stock options using the intrinsic value based method and includes a pro forma disclosure in the footnotes for compensation value measured using the fair value accounting treatment. Generally, stock options are granted with an exercise price equal to the fair value at the date of grant, and accordingly no compensation expense was recognized during fiscal 1994, 1995, or 1996. During the nine months ended July 31, 1997, the Company recorded $581,000 as deferred compensation representing the excess of the estimated fair value of the Company's common stock over the exercise price of such options. Such deferred compensation cost is being amortized over the five-year vesting period of the options. Of the total amount, $126,000 was recognized during the nine months ended July 31, 1997.



     For the fair value disclosure below, compensation value is estimated for each option grant under the 1992 Option Plans on the date of grant using a minimum value option pricing model with the following assumptions used for grants in fiscal 1996 and the nine months ended July 31, 1997, respectively: risk-free rates ranging from 5.1% to 5.8% in fiscal 1996 and 5.8% to 6.1% in the nine months ended July 31, 1997 and corresponding to government securities with original maturities similar to the expected option lives; expected dividend yield of 0% for both periods; and expected lives of one year beyond vest dates for both periods.

                             J.D. EDWARDS & COMPANY

     Based on calculations using the minimum value option-pricing model, the weighted-average grant date fair value of options was $1.12 and $2.36 in fiscal 1996 and the nine months ended July 31, 1997, respectively. The pro forma impact on the Company's net income and net income per share had compensation cost been recorded as determined under the fair value method is shown below (in thousands, except per share data).



                                             YEAR ENDED       NINE MONTHS ENDED
                                          OCTOBER 31, 1996      JULY 31, 1997
                                          ----------------    -----------------
Net income:
  As reported...........................      $26,326              $14,398
  Pro forma.............................       24,735               11,779
Net income per share:
  As reported...........................         0.30                 0.15
  Pro forma.............................         0.28                 0.13



     The status of total stock options outstanding and exercisable under the 1992 Option Plans as of July 31, 1997 follows:



                    STOCK OPTIONS OUTSTANDING                         STOCK OPTIONS EXERCISABLE
------------------------------------------------------------------   ----------------------------
                               WEIGHTED AVERAGE
                                  REMAINING
   RANGE OF         NUMBER       CONTRACTUAL      WEIGHTED AVERAGE    NUMBER     WEIGHTED AVERAGE
EXERCISE PRICES   OF SHARES      LIFE (YEARS)      EXERCISE PRICE    OF SHARES    EXERCISE PRICE
---------------   ----------   ----------------   ----------------   ---------   ----------------
 $2.66-2.84       10,832,430      6.26                 $ 2.70        7,247,170        $ 2.70
    3.44           3,737,860      7.54                   3.44        1,469,300          3.44
    6.24           5,124,000      8.51                   6.24        1,017,800          6.24
 10.71-16.00       2,427,250      9.33                  10.73               --         10.73
                  ----------                                         ---------
 2.66-16.00       22,121,540      7.34                   4.53        9,734,270          3.18
                  ==========                                         =========



     Activity of the 1992 Option Plans is summarized in the following table:



                                                                     WEIGHTED                 WEIGHTED
                                                                     AVERAGE                  AVERAGE
                                                        NUMBER OF    EXERCISE     OPTIONS     EXERCISE
                                                          SHARES      PRICE     EXERCISABLE    PRICE
                                                        ----------   --------   -----------   --------
Options outstanding, October 31, 1993.................   3,675,210    $ 2.66        --         $--
  Options granted.....................................   8,065,260      2.72
  Less: options forfeited.............................    (343,350)     2.68
                                                        ----------
Options outstanding, October 31, 1994.................  11,397,120      2.70       728,910      2.66
  Options granted.....................................   4,011,000      3.43
  Less: options forfeited.............................    (262,570)     2.86
  Less: options exercised.............................      (5,180)     2.69
                                                        ----------
Options outstanding, October 31, 1995.................  15,140,370      2.89     3,046,750      2.70
  Options granted.....................................   5,572,560      6.18
  Less: options forfeited.............................    (698,600)     4.01
  Less: options exercised.............................     (79,450)     2.87
                                                        ----------
Options outstanding, October 31, 1996.................  19,934,880      3.77     5,895,960      2.79
  Options granted.....................................   2,446,500     10.73
  Less: options forfeited.............................    (168,000)     5.89
  Less: options exercised.............................     (91,840)     3.34
                                                        ----------
Options outstanding, July 31, 1997....................  22,121,540      4.53     9,734,270      3.18
                                                        ==========

                             J.D. EDWARDS & COMPANY

  Employee Stock Purchase Plans



     In August 1997, the Company established employee stock purchase plans (the "Employee Stock Purchase Plans") to take effect upon completion of the IPO. A total of 2,000,000 shares of common stock have been reserved for issuance under the Employee Stock Purchase Plans. An annual increase will be made to the Employee Stock Purchase Plans on each anniversary date of the plans in an amount equal to the number of shares of common stock required to restore the maximum number of shares reserved for issuance to 2,000,000, or a lesser amount determined by the Company's Board of Directors. The Employee Stock Purchase Plans permit eligible employees to purchase common stock totaling up to 10% of an employee's compensation through payroll deductions. The Employee Stock Purchase Plan for U.S. employees is intended to qualify under Section 423 of the Internal Revenue Code. The price of common stock to be purchased will be 85% of the lower of the fair market value of the common stock on the first or last day of each purchase period.


(8) COMMITMENTS AND CONTINGENCIES

  Leases


     The Company leases equipment and office space under various long-term non-cancelable operating leases. Rent expense on these leases for fiscal 1994, 1995 and 1996 and the nine months ended July 31, 1997 was $13.3 million, $14.7 million and $21.6 million, and $20.5 million, respectively.



     Minimum future non-cancelable commitments under these leases as of July 31, 1997, are as follows (in thousands):



                           FISCAL
                            YEAR                               AMOUNT
                           ------                             --------
1997........................................................  $  8,265
1998........................................................    27,769
1999........................................................    19,229
2000........................................................    13,223
2001........................................................     9,856
Thereafter..................................................    45,544
                                                              --------
                                                              $123,886
                                                              ========


  Legal Matters

     The Company is involved in certain disputes and legal actions as a result of its normal operations. In management's opinion, none of these disputes and legal actions are expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

                             J.D. EDWARDS & COMPANY

(9) GEOGRAPHICAL INFORMATION

     The following is an analysis of the Company's operations by geographical region (in thousands):


                                                                                  ASIA,
                                                                    EUROPE,       LATIN
                                                                  MIDDLE EAST    AMERICA
                                                       DOMESTIC   AND AFRICA    AND CANADA    TOTAL
                                                       --------   -----------   ----------   --------
YEAR ENDED OCTOBER 31, 1994
  Total revenue......................................  $155,068     $51,442      $34,077     $240,587
  Operating income...................................     5,670       1,744       10,033       17,447
  Total assets.......................................    72,732      25,809       28,590      127,131
YEAR ENDED OCTOBER 31, 1995
  Total revenue......................................   215,201      77,853       47,712      340,766
  Operating income...................................    24,916       1,004        2,958       28,878
  Total assets.......................................   108,817      43,176       23,198      175,191
YEAR ENDED OCTOBER 31, 1996
  Total revenue......................................   311,238      99,021       67,789      478,048
  Operating income...................................    22,307      14,123        7,197       43,627
  Total assets.......................................   199,489      23,354       20,943      243,786
NINE MONTHS ENDED JULY 31, 1997
  Total revenue......................................   274,886      86,846       69,477      431,209
  Operating income...................................    13,897       8,292        2,269       24,458
  Total assets.......................................   250,550      28,404       21,985      300,939



     Total revenue for each geographic region represents revenue from unaffiliated customers only. Operating income includes intercompany royalty and cost allocation arrangements that were in effect for each year. Total revenue shown above for the Company's foreign regions includes software that was shipped from the United States. The total amount of these export sales was $22.2 million, $30.5 million, $36.9 million and $30.3 million for Europe, Middle East, and Africa and $24.4 million, $23.5 million, $27.2 million and $32.1 million for Asia, Latin America, and Canada for fiscal 1994, 1995, 1996 and the nine months ended July 31, 1997, respectively.

                             J.D. EDWARDS & COMPANY

(10) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



     The Company's quarterly financial information for fiscal 1995 and 1996, and the first nine months of fiscal 1997 is as follows (in thousands, except per share data):



                                           FIRST      SECOND     THIRD      FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER
                                          --------   --------   --------   --------
YEAR ENDED OCTOBER 31, 1995:
Total revenue...........................  $ 64,577   $ 78,746   $ 90,501   $106,942
  Less: costs and expenses..............    63,386     74,166     83,001     91,335
                                          --------   --------   --------   --------
Operating income........................     1,191      4,580      7,500     15,607
                                          --------   --------   --------   --------
Income before income taxes..............     1,788      4,345      8,455     15,000
Net income..............................     1,100      2,674      5,204      9,231
Earnings per common share...............  $   0.01   $   0.03   $   0.06   $   0.11
YEAR ENDED OCTOBER 31, 1996:

Total revenue...........................  $ 97,932   $110,210   $115,641   $154,265
  Less: costs and expenses..............    94,701    103,649    110,404    125,667
                                          --------   --------   --------   --------
Operating income........................     3,231      6,561      5,237     28,598
                                          --------   --------   --------   --------
Income before income taxes..............     3,645      5,932      4,410     27,967
Net income..............................     2,275      3,666      2,731     17,654
Earnings per common share...............  $   0.03   $   0.04   $   0.03   $   0.20
NINE MONTHS ENDED JULY 31, 1997:
Total revenue...........................  $122,821   $145,854   $162,534
  Less: costs and expenses..............   118,811    136,934    151,006
                                          --------   --------   --------
Operating income........................     4,010      8,920     11,528
                                          --------   --------   --------
Income before income taxes..............     3,697      7,742     11,506
Net income..............................     2,329      4,849      7,220
Earnings per common share...............  $   0.03   $   0.05   $   0.08

                     Appendix A--Description of Graphics


Gatefold


         The graphic heading starts with the J.D. Edwards logo, then reads "Software and Service Solutions for a Changing World." In the center of the gatefold there is a box with the following lead-in text: "The J.D. Edwards corporate culture relies on three fundamental tenets -- Solutions, Relationships, and Value -- to ensure the Company retains a customer-centric, business oriented focus." Beneath the lead-in text are the following three bullet points: (1) "Solutions -- J.D. Edwards provides customers with complete enterprise solutions -- functionally rich software and the services needed to realize benefits quickly and continuously."; (2) "Relationships -- An emphasis on customer satisfaction combined with a program of continual product enhancements provide the foundation for long-term relationships."; (3) "Value -- J.D. Edwards offers better value up front with a streamlined implementation methodology and over time through flexible, adaptable technology." Four arrows emanate from the corners of this box, directing the reader to four separate text and graphic subsections.

         The upper left hand subsection carries the graphic heading
"Continuous Evolution of ERP Software Solutions." Beneath this heading is a graphic depicting three cresting waves, each progressively higher, beneath which are two captions: "WorldSoftware" and "OneWorld". Above the lowest wave is a sub-heading "Host-centric," and the following bullet points: (1) "high reliability"; (2) "low cost of ownership"; and (3) "departmental applications." Above the middle wave is a sub-heading "Client/Server," and the following bullet points: (1) "easier access"; (2) "more user-friendly"; and (3) "enterprise applications." Above the highest wave is the sub-heading "Network-centric" and the following bullet points: (1) "mask complexity"; (2) "reduce time and cost of change"; (3) "leverage network scalability"; (4) "reduce time to benefit"; and (5) "inter-enterprise applications." Beneath the graphic is the following text: "J.D. Edwards' ERP solutions offer continuity through successive waves of technology. WorldSoftware provides a highly functional, host-centric solution with a smooth transition to client-server computing. OneWorld, which can co-exist with WorldSoftware, offers the advantages of client/server while masking the complexity in a network-centric environment."

         The lower left hand subsection carries the graphic heading "Integrated Application Suites and Technology Architecture." Beneath this heading is a multi-layered graphic depicting the interrelationship of the software applications and the systems platforms, the left panel of which depicts "World Software," while the right depicts "OneWorld." An overarching layer is labeled "Application Suites," with four separate sub-headings: (1) "Manufacturing"; (2) "Finance"; (3) "Distribution/Logistics"; and (4) "Human Resources." The left panel shows a solid bar labeled "Toolset," beneath which are two interlocking pieces, the upper labeled "Technology Layer" and the lower "AS/400." The right panel shows a solid bar labeled "Toolset," beneath which are four interlocking pieces, the topmost labeled "Technology Layer," and the bottom three labeled, from left to right as (1) "AS/400"; (2) "UNIX"; and (3) "NT." Beneath this graphic is the following text: "The Company's comprehensive family of integrated ERP application suites addresses customer requirements for improving the productivity and effectiveness of their manufacturing, finance, distribution/logistics, and human resources organizations. J.D. Edwards' advanced architecture allows different generations of technology --host-centric WorldSoftware and network-centric OneWorld-- to coexist in a single environment. The architecture also masks the complexities of a mixed platform network-centric environment. The OneWorld toolset provides a single point of change for all platforms on the network. Developers use one toolset and users work in a consistent environment, regardless of the unique characteristics of the underlying platform."

         The upper right hand subsection carries the graphic heading "Structured Implementation Methodology and Services." To the right of this heading is a graphic depicting a flow chart with nine boxes. The topmost box is labeled "Agree on Expectations," beneath which are two boxes, the left labeled "Train the Client Project Team" and the right "Analyze Client Requirements." Below these boxes are another two, the left labeled "Conduct Conference Room Pilot" and the right labeled "Develop Technical Solutions." Below these boxes is a single box labeled "Tune the Environment, Train, and Test." Below this box is another, labeled "Go Live." The final two boxes are beneath this one, the left labeled "Upgrade to the Latest Version" and the right labeled "Perform Periodic Systems Audit." Beneath the graphic heading and to the left of the flow chart is the following text: "J.D. Edwards offers clients a complete suite of software implementation, upgrade, and support services either directly or through third-party business partners. In particular, the Company believes its nine-step Rapid, Economic and Predictable (REP) methodology contributes to the ability to accelerate client time to benefit and lower lifetime total cost of ownership."

         The lower right subsection carries the graphic heading "Global Presence, Local Support." Beneath this heading is a graphic depicting the globe, upon which are superimposed the following three lines of text: (1) "Over 4,000 customers installed in 90 countries"; (2) "Software available in 18 languages"; and (3) "24 hour-per-day, 7 day-per-week support available worldwide." Beneath this graphic is the following text: "J.D. Edwards' 3,369 employees are located in 46 offices throughout the world. The Company provides customer support through these offices and through a network of 166 business partners. The result is uniform implementations and consistent support worldwide."


Graphic--Page 37


         This is a multi-layered graphic depicting the interrelationship of the software applications and the systems platforms, the left panel of which depicts "World Software," while the right depicts "OneWorld." An overarching layer is labeled "Application Suites," with four separate sub-headings: (1) "Manufacturing"; (2) "Financials"; (3) "Distribution/Logistics"; and (4) "Human Resources." The left panel shows a solid bar labeled "Toolset," beneath which are two interlocking pieces, the upper labeled "Technology Layer" and the lower "AS/400". The right panel shows a solid bar labeled "Toolset," beneath which are four interlocking pieces, the topmost labeled "Technology Layer," and the bottom three labeled, from left to right as (1) "AS/400"; (2) "UNIX"; and (3) "NT".

Graphic--Page 39



         This graphic consists of a flow chart with nine boxes. The leftmost box is labeled "Agree on Expectations," to the right of which are two boxes, the top labeled "Train the Client Project Team" and the bottom "Analyze Client Requirements." To the right of these boxes are another two, the top labeled "Conduct Conference Room Pilot" and the bottom labeled "Develop Technical Solutions." To the right of these boxes is a single box labeled "Tune the Environment, Train, and Test." To the right of this box is another, labeled

"Go Live." The final two boxes are to the right of this one, the top labeled "Upgrade to the Latest Version" and the bottom labeled "Perform Periodic Systems Audit."

                                      LOGO

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                                 [Alternative Page for International Prospectus]
PROSPECTUS (Subject to Completion)

Issued August 26, 1997



                               15,500,000 Shares


                                      LOGO

                                  COMMON STOCK
                             ---------------------


 OF THE 15,500,000 SHARES OF COMMON STOCK OFFERED HEREBY, 3,100,000 SHARES ARE
     BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS, AND 12,400,000 SHARES ARE BEING OFFERED INITIALLY IN
 THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." OF
  THE 15,500,000 SHARES OF COMMON STOCK OFFERED HEREBY, 12,500,000 SHARES ARE BEING SOLD BY THE COMPANY AND 3,000,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT
RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. PRIOR
 TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
      COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING
PRICE WILL BE BETWEEN $15 AND $17 PER SHARE. SEE "UNDERWRITERS" FOR A DISCUSSION
                          OF THE FACTORS CONSIDERED IN
   DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE SHARES OF COMMON STOCK OFFERED HEREBY HAVE BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET
        UNDER THE SYMBOL "JDEC" SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.


                             ---------------------


        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"

                          COMMENCING ON PAGE 4 HEREOF.

                             ---------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------


                              PRICE $     A SHARE
                             ---------------------

                                         UNDERWRITING                          PROCEEDS TO
                         PRICE TO       DISCOUNTS AND       PROCEEDS TO          SELLING
                          PUBLIC        COMMISSIONS(1)       COMPANY(2)        STOCKHOLDERS
                         --------       --------------      -----------        ------------
Per Share.............    $               $                  $                  $
Total(3)..............  $               $                  $                  $

---------------

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


  (2) Before deducting expenses payable by the Company estimated at $1,400,000.



  (3) The Company and certain of the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to an aggregate of 2,325,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling
      Stockholders will be $        , $        , $        and $        ,
      respectively. See "Underwriters."


                             ---------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or
about             , 1997, at the office of Morgan Stanley & Co. Incorporated,
New York, N.Y., against payment therefor in immediately available funds.
                             ---------------------

MORGAN STANLEY DEAN WITTER

              DEUTSCHE MORGAN GRENFELL
                             ROBERTSON, STEPHENS & COMPANY
            , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, incurred and to be incurred by the Registrant in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates except the Securities and Exchange Commission ("SEC") registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.


                                                              AMOUNT TO BE
                                                                PAID BY
                                                               REGISTRANT
                                                              ------------
SEC registration fee........................................   $   90,910
NASD filing fee.............................................       30,500
Nasdaq National Market listing fee..........................       50,000
Printing....................................................      275,000
Legal fees and expenses.....................................      500,000
Accounting fees and expenses................................      350,000
Blue sky fees and expenses..................................       10,000
Transfer agent, registrar and custodial fees................       10,000
Miscellaneous...............................................       83,590
                                                               ----------
          Total.............................................   $1,400,000
                                                               ==========



     The Registrant intends to pay all expenses of registration, issuance and distribution with respect to the securities being offered for the account of the Selling Stockholders, except for underwriter's discounts and commissions and stock transfer taxes.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Section 145 of the General Corporation Law of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of
Section 145 of the DGCL.
     Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person's duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of
Section 174 of the DGCL or (iv) obtains an improper personal benefit.
     In accordance with the DGCL, the Registrant's Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of its directors for monetary damages for breach of their fiduciary duty to the fullest extent permitted by the DGCL now, or as it may hereafter be amended.

     In addition, as permitted by the DGCL, the Registrant's Bylaws provide that
(i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law; (ii) the Registrant may indemnify its employees and agents to the maximum extent permitted by Delaware law; (iii) the Registrant is required to advance expenses incurred by its directors and officers in connection with defending a proceeding (except that a director or officer must undertake to repay any advances if it should ultimately be determined that the director or officer is not entitled to indemnification); (iv) the rights conferred in the Bylaws are not exclusive; and
(v) the Registrant may not retroactively amend the Bylaw provisions in a way that adversely affects any director or officer.
     The Registrant maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant also intends to enter into indemnification agreements with its directors and officers prior to the closing of this offering that provide the maximum indemnity allowed to directors and officers by the DGCL and the Registrant's Bylaws.
     The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant and its directors and officers who sign this Registration Statement against certain liabilities, including liabilities under the Securities Act.
     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                EXHIBIT
                          DOCUMENT                              NUMBER
                          --------                              -------
Form of Underwriting Agreement..............................     1.1
Amended and Restated Certificate of Incorporation of
  Registrant................................................     3.1  (i)
Bylaws of Registrant........................................     3.1  (ii)
Form of Indemnification Agreement to be entered into by the
  Registrant with each of its directors and officers........    10.13

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since August 25, 1994, the Registrant has issued and sold 176,470 shares of its Common Stock to employees for an aggregate amount of $548,615 pursuant to the exercise of options under its 1992 Incentive Stock Option Plan.

     The share amounts set forth above take into account the 70-for-1 stock split that will be effective prior to the closing of the offering contemplated by the Registration Statement.
     The sales of such securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.
     The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) Exhibits


        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          *1.1           Form of Underwriting Agreement.
          +3.1(i)        Amended and Restated Certificate of Incorporation of
                             Registrant.
           +  (ii)       Bylaws of Registrant.
           4.1           Specimen stock certificate of Registrant's Common Stock.
          *5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                             Corporation.
         +10.1           Original Software Vendor Marketing and License Agreement
                             between Seagull Business Software and J.D. Edwards &
                             Company dated August 19, 1994.


        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         +10.2           Amended and Restated Credit Agreement by and Between Wells
                            Fargo Bank (Colorado), N.A., as Lender and as Agent Bank,
                            Harris Trust and Savings Bank, as a Lender, Key Bank of
                            Colorado, as Lender, and J.D. Edwards & Company, as a
                            Borrower, J.D. Edwards World Solutions Company, as a
                            Borrower, J.D. Edwards World Source Company, as a
                            Borrower dated as of July 25, 1997.
         +10.3           Sublease Agreement dated September 13, 1990 between Green
                            Holdings, Inc., Sublessor, and J.D. Edwards & Company,
                            Sublessee for an office suite located on the 6th Floor of
                            Stanford Place I Building.
         +10.4           Lease Agreement dated September 20, 1990 between Phillips
                            Petroleum Company, Lessor, and J.D. Edwards & Company,
                            Lessee, for office suite on the 6th Floor of the Stanford
                            Place I Building, as amended.
         +10.5           Lease Agreement dated December 20, 1991 between Samuel Zell,
                            Lessor, and J.D. Edwards & Company, Lessee, for office
                            Floors 3, 4, 6 and 7 and office space on Floor 1 for the
                            Denver Corporate Center III located at 7900 East Union
                            Avenue, as amended.
         +10.6           Sublease Agreement dated July 15, 1993 between Green
                            Holdings, Inc., Sublessor, and J.D. Edwards & Company,
                            Sublessee, for office suite located on the 8th Floor of
                            Stanford Place I Building.
         +10.7           Lease Agreement dated August 23, 1993 between Phillips
                            Petroleum Company, Lessor, and J.D. Edwards & Company,
                            Lessee for office suite on the 8th Floor of Stanford
                            Place I Building.
         +10.8           Sublease Agreement dated October 25, 1993 between Green
                            Holdings, Inc., as sublessor and J.D. Edwards & Company,
                            Sublessee for an office suite located on the 7th Floor of
                            the Stanford Place I Building.
         +10.9           Sublease Agreement dated June 12, 1995 between
                            Microsolutions Tech Inc., Sublessor and J.D. Edwards &
                            Company, Sublessee, for office suite located on the 8th
                            Floor of Stanford Place I Building.
         +10.10          Agreement of Purchase and Sale between J.D. Edwards &
                            Company and CarrAmerica Realty, L.P. dated as of December
                            11, 1996.
         +10.11          Supplement to Lease Agreement between CarrAmerica Realty,
                            L.P. and J.D. Edwards & Company dated as of December 30,
                            1996.
         +10.12          Build-to-Suit Lease Agreement between CarrAmerica Realty,
                            L.P. and J.D. Edwards & Company dated as of December 30,
                            1996.
         +10.13          Form of Indemnification Agreement to be entered into between the Registrant and each of its officers and directors.
         +10.14          Corporate Plan for Retirement, The Profit Sharing/401(k)
                            Plan.
         +10.15          Employee Stock Ownership Plan and Trust Agreement of J.D.
                            Edwards & Company, as amended and restated effective
                            January 1, 1996.
         +10.16          J.D. Edwards & Company 1992 Incentive Stock Option Plan.
         +10.17          J.D. Edwards & Company 1992 Nonqualified Stock Option Plan.
         +10.18          Restricted Stock Grant Plan for Employees of J.D. Edwards &
                            Company.
         +10.19          Stock Plan for Employees of J.D. Edwards & Company.
         +10.20          J.D. Edwards & Company 1997 Employee Stock Purchase Plan.
         +10.21          J.D. Edwards & Company 1997 Equity Incentive Plan.
          10.22          Amended and Restated Stockholders Agreement between C.
                            Edward McVaney, Jack L. Thompson, Robert C. Newman and
                            the Registrant dated as of August 20, 1997.
         +10.23          J.D. Edwards & Company 1997 Employee Stock Purchase Plan for
                            Non-U.S. Employees.
          11.1           Statement regarding computation of earnings per share.
         +16.1           Letter regarding change in certifying accountant.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          23.1           Consent of Price Waterhouse LLP.
         *23.2           Consent of Wilson Sonsini Goodrich & Rosati (included in
                            Exhibit 5.1).
         +24.1           Power of Attorney (filed herewith on the signature page of this Registration Statement).
          27.1           Financial Data Schedule.


---------------

     * To be filed by amendment.


     + Previously filed.

     (b) Financial Statement Schedules
     Schedule II -- Valuation and Qualifying Accounts and Reserves
     All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable or the information is contained in the consolidated financial statements and related notes and therefore have been omitted.
ITEM 17. UNDERTAKINGS
     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing, as specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     The undersigned Registrant hereby undertakes that:
          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement (No. 333-30701) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 25th day of August 1997.


                                            J.D. EDWARDS & COMPANY


                                            By:    /s/ RICHARD E. ALLEN

                                              ----------------------------------

                                              Name: Richard E. Allen
                                              Title: Chief Financial Officer and
                                                 Vice President, Finance and
                                                 Administration

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT (NO. 333-30701) HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON AUGUST 25, 1997 IN THE CAPACITIES INDICATED:



                      SIGNATURE                                             TITLE
                      ---------                                             -----
                  C. EDWARD MCVANEY*                    Chairman of the Board of Directors, President
-----------------------------------------------------     and Chief Executive Officer (principal
                  C. Edward McVaney                       executive officer)
                /s/ RICHARD E. ALLEN                    Chief Financial Officer, Vice President,
-----------------------------------------------------     Finance and Administration and Director
                  Richard E. Allen                        (principal financial officer)
                   PAMELA L. SAXTON*                    Vice President of Finance, Controller and
-----------------------------------------------------     Chief Accounting Officer (principal
                  Pamela L. Saxton                        accounting officer)
                   ROBERT C. NEWMAN*                    Director
-----------------------------------------------------
                  Robert C. Newman
                   JACK L. THOMPSON*                    Director
-----------------------------------------------------
                  Jack L. Thompson
                    GERALD HARRISON*                    Director
-----------------------------------------------------
                   Gerald Harrison
                    DELWIN D. HOCK*                     Director
-----------------------------------------------------
                   Delwin D. Hock
                  HARRY T. LEWIS, JR.*                  Director
-----------------------------------------------------
                 Harry T. Lewis, Jr.
                   MICHAEL J. MAPLES*                   Director
-----------------------------------------------------
                  Michael J. Maples
                   TRYGVE E. MYHREN*                    Director
-----------------------------------------------------
                  Trygve E. Myhren

              *By: /s/ RICHARD E. ALLEN
  -------------------------------------------------
                  Richard E. Allen
                 (Attorney-in-Fact)

                                                                     SCHEDULE II
                             J.D. EDWARDS & COMPANY

                       VALUATION AND QUALIFYING ACCOUNTS


                                              BALANCE AT   ADDITIONS                               BALANCE AT
                                              BEGINNING    CHARGED TO                TRANSLATION      END
                                              OF PERIOD    OPERATIONS   WRITE-OFFS   ADJUSTMENTS   OF PERIOD
                                              ----------   ----------   ----------   -----------   ----------
Allowance for Doubtful Accounts
Year Ended:
  October 31, 1994..........................    $2,675       $3,699      $(1,284)       $  10        $5,100
                                                ------       ------      -------        -----        ------
  October 31, 1995..........................    $5,100       $2,305      $(1,713)       $   8        $5,700
                                                ------       ------      -------        -----        ------
  October 31, 1996..........................    $5,700       $1,387      $(1,496)       $   9        $5,600
                                                ------       ------      -------        -----        ------
Nine Months Ended:
  July 31, 1997.............................    $5,600       $4,322      $(3,010)       $(212)       $6,700
                                                ------       ------      -------        -----        ------



                                               BALANCE AT                RELEASE OF                 BALANCE AT
                                               BEGINNING                 VALUATION                     END
                                               OF PERIOD                 ALLOWANCE                  OF PERIOD
                                               ----------                ----------                 ----------
Deferred Tax Asset Valuation Allowance
Year Ended:
  October 31, 1994...........................    $2,352                   $(2,352)                    $   --
                                                 ======                   =======                     ======

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
          *1.1           Form of Underwriting Agreement.
          +3.1(i)        Amended and Restated Certificate of Incorporation of
                            Registrant.
           +  (ii)       Bylaws of Registrant.
           4.1           Specimen stock certificate of Registrant's Common Stock.
          *5.1           Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                            Corporation.
         +10.1           Original Software Vendor Marketing and License Agreement
                            between Seagull Business Software and J.D. Edwards &
                            Company dated August 19, 1994.
         +10.2           Amended and Restated Credit Agreement by and Between Wells
                            Fargo Bank (Colorado), N.A., as Lender and as Agent Bank,
                            Harris Trust and Savings Bank, as a Lender, Key Bank of
                            Colorado, as Lender, and J.D. Edwards & Company, as a
                            Borrower, J.D. Edwards World Solutions Company, as a
                            Borrower, J.D. Edwards World Source Company, as a
                            Borrower dated as of July 25, 1997.
         +10.3           Sublease Agreement dated September 13, 1990 between Green
                            Holdings, Inc., Sublessor, and J.D. Edwards & Company,
                            Sublessee for an office suite located on the 6th Floor of
                            Stanford Place I Building.
         +10.4           Lease Agreement dated September 20, 1990 between Phillips
                            Petroleum Company, Lessor, and J.D. Edwards & Company,
                            Lessee, for office suite on the 6th Floor of the Stanford
                            Place I Building, as amended.
         +10.5           Lease Agreement dated December 20, 1991 between Samuel Zell,
                            Lessor, and J.D. Edwards & Company, Lessee, for office
                            Floors 3, 4, 6 and 7 and office space on Floor 1 for the
                            Denver Corporate Center III located at 7900 East Union
                            Avenue, as amended.
         +10.6           Sublease Agreement dated July 15, 1993 between Green
                            Holdings, Inc., Sublessor, and J.D. Edwards & Company,
                            Sublessee, for office suite located on the 8th Floor of
                            Stanford Place I Building.
         +10.7           Lease Agreement dated August 23, 1993 between Phillips
                            Petroleum Company, Lessor, and J.D. Edwards & Company,
                            Lessee for office suite on the 8th Floor of Stanford
                            Place I Building.
         +10.8           Sublease Agreement dated October 25, 1993 between Green
                            Holdings, Inc., as sublessor and J.D. Edwards & Company,
                            Sublessee for an office suite located on the 7th Floor of
                            the Stanford Place I Building.
         +10.9           Sublease Agreement dated June 12, 1995 between
                            Microsolutions Tech Inc., Sublessor and J.D. Edwards &
                            Company, Sublessee, for office suite located on the 8th
                            Floor of Stanford Place I Building.
         +10.10          Agreement of Purchase and Sale between J.D. Edwards &
                            Company and CarrAmerica Realty, L.P. dated as of December
                            11, 1996.
         +10.11          Supplement to Lease Agreement between CarrAmerica Realty,
                            L.P. and J.D. Edwards & Company dated as of December 30,
                            1996.
         +10.12          Build-to-Suit Lease Agreement between CarrAmerica Realty,
                            L.P. and J.D. Edwards & Company dated as of December 30,
                            1996.
         +10.13          Form of Indemnification Agreement to be entered into between the Registrant and each of its officers and directors.
         +10.14          Corporate Plan for Retirement, The Profit Sharing/401(k)
                            Plan.
         +10.15          Employee Stock Ownership Plan and Trust Agreement of J.D.
                            Edwards & Company, as amended and restated effective
                            January 1, 1996.
         +10.16          J.D. Edwards & Company 1992 Incentive Stock Option Plan.
         +10.17          J.D. Edwards & Company 1992 Nonqualified Stock Option Plan.
         +10.18          Restricted Stock Grant Plan for Employees of J.D. Edwards &
                            Company.
         +10.19          Stock Plan for Employees of J.D. Edwards & Company.
         +10.20          J.D. Edwards & Company 1997 Employee Stock Purchase Plan.
         +10.21          J.D. Edwards & Company 1997 Equity Incentive Plan.
          10.22          Amended and Restated Stockholders Agreement between C.
                            Edward McVaney, Jack L. Thompson, Robert C. Newman and
                            the Registrant dated as of August 20, 1997.

        EXHIBIT
         NUMBER                            DESCRIPTION OF DOCUMENT
        -------                            -----------------------
         +10.23          J.D. Edwards & Company 1997 Employee Stock Purchase Plan for
                            Non-U.S. Employees
          11.1           Statement regarding computation of earnings per share.
         +16.1           Letter regarding change in certifying accountant.
          23.1           Consent of Price Waterhouse LLP.
         *23.2           Consent of Wilson Sonsini Goodrich & Rosati (included in
                            Exhibit 5.1).
         +24.1           Power of Attorney (filed herewith on the signature page of this Registration Statement).
          27.1           Financial Data Schedule.


---------------

     * To be filed by amendment.


     + Previously filed.